Exhibit 99.1

RICHMONT

RICHMONT MINES INC.

2012 Annual Report

www.richmont-mines.com

TSX / NYSE MKT : RIC

TABLE OF CONTENTS

Message to Shareholders	04
Management’s Discussion and Analysis	05
Table of Reserves and Resources	47
Definition of Reserves and Resources	48
Management’s Report	50
Management’s Report on Internal Control over Financial Reporting	51
Independent Auditor’s Report of Registered Public Accounting Firm	52
Consolidated Income Statement	54
Consolidated Statement of Comprehensive Income	55
Consolidated Statement of Changes in Equity	56
Consolidated Statement of Financial Position	59
Consolidated Statement of Cash Flows	60
Notes to Consolidated Financial Statements	61
Board of Directors and Officers	102
General Information	103

Richmont Mines Inc. | 2012 Annual Report

MESSAGE TO SHAREHOLDERS

Dear shareholders,
Corporation’s capital budgets. Work on the project has thus essentially been limited to further technical evaluations (metallurgical studies, optimization exercises, etc) and permitting efforts, in the event it becomes reactivated in the context of improved project-related factors or a stronger gold market. Wasamac remains a key asset for Richmont, as its many attributes make it a valuable commodity in today’s gold industry. Given Richmont’s size as a company, however, the issue of capital allocation comes into play with respect to Wasamac. If other potentially higher return assets vie for capital, they must get first priority – which brings us to Island Gold.

I had the pleasure of taking over as President and CEO of Richmont in May of this year. I have known Richmont for over 20 years, covering it as an analyst and investment banker as well as being a significant shareholder at one time as a fund manager. It is now our task to improve the Corporation’s current fundamentals by lowering our cost structure and increasing our production profile over the coming years, all the while maintaining the tight capital structure and sound balance sheet that have always been a mainstay of Richmont.

The first step taken in this regard was the decision to shut down the Francoeur Mine and assume a total write-off of the asset. Despite our best efforts, we were unable to achieve acceptable operating costs at Francoeur, due in large part to grade shortcomings, a difficult orebody and a limited availability of experienced, underground narrow vein miners. Francoeur was the Corporation’s first producing mine over 20 years ago, and allowed Richmont to enter the ranks of the junior gold producers. In today’s environment however, despite a much higher gold price, mines such as Francoeur are very difficult propositions due to drastically higher input costs such as material, fuel, and labour, and the scarcity of experienced narrow vein jackleg miners.

The highlight of 2012 was by far and away the discovery of the Island Gold Deep resource at Richmont’s Island Gold operation near Wawa, Ontario. Island Gold Deep is a high grade resource below the mine’s existing infrastructure which remains open in all directions. Over the course of the year, 3 diamond drill rigs delineated an initial resource on a 50 metre x 50 metre pattern and will now move west in an effort to expand the resource. Based on management’s confidence in this new discovery, the ramp will be extended from its current depth of 450 metres to establish a deeper drill horizon and to eventually serve as access to the deposit. In addition, work will begin in 2013 on the first 450 metre section of a 1,000 metre vertical shaft, which will be raise-bored to surface from the 450 metre level, where access will soon be established.

With the goal of compensating for the ounces lost at Francoeur, the Corporation has continued efforts to bring on the newly-developed W Zone on the Beaufor Mine property, and initiated the Monique open pit project, both located in close proximity to our Camflo Mill. These projects will undergo bulk sampling programs in 2013 and, if successful, will become commercial operations in the same year. The combined production from the W Zone, Monique and the Beaufor Mine would allow Camflo to operate at or near nameplate capacity, thus lowering unit costs.

Island Gold Deep will be a priority for Richmont in 2013 and likely for years beyond. Because of its grade, proximity to existing underground infrastructure, on-site milling facilities and existing experienced workforce, Island Gold Deep holds the potential to add significant value to the Island Gold operation and to Richmont as a whole. We look forward to reporting on its progress as the year evolves.

Richmont’s share price suffered tremendous volatility in 2012, hitting a high of $12.98 on January 31st, and closing the year at a price of $2.99 on December 31st. I believe a significant factor leading to this wild swing was the influence of the Corporation’s Wasamac Gold Project. Because of its large size and location in Rouyn-Noranda, Wasamac held tremendous potential for Richmont to break out of its short mine-life stigma and finally give it the long-life, low cost asset it had been coveting for decades. Moreover, Wasamac came along at a time when other similar gold projects (large tonnage, low grade, underground bulk mining) were making front-page news and gaining much market recognition. Given Richmont’s low share count, Wasamac’s potential leverage  on Richmont’s share price could have been dramatic.

In closing, I would like to extend my deepest thanks to our employees who strive every day to make Richmont a better company, and to our shareholders who have endured a turbulent year in 2012. We will make every effort in 2013 and beyond to carry out our goal of growing your company in a profitable, sustainable and responsible manner.

Regards,

/s/ Paul Carmel
Paul Carmel

The market’s euphoria for Wasamac was however tempered when the Preliminary Economic Assessment (PEA) was released showing lower than expected returns. Other scenarios were examined in an attempt to improve the project’s economics, but these did not yield significant enough improvement to warrant a continuation of the project within the framework of the
PRESIDENT AND CHIEF EXECUTIVE OFFICER

February 20, 2013

04	Richmont Mines Inc. | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

This MD&A is intended to help the reader understand Richmont Mines Inc. (“Richmont Mines”, “Richmont” or “the Corporation”), our strategy, our operations, our financial performance and the business environment in which we operate. The financial information presented herein is established in accordance with International Financial Reporting Standards (“IFRS”), except otherwise noted, which are the same as those used in the presentation of the financial statements for the year ended December 31, 2012. The currency used in this discussion is the Canadian dollar, except where otherwise stated. This report supplements and complements our audited consolidated financial statements and the accompanying notes for the year ended December 31, 2012. The data on production are presented in metric units, the most widely used method in Canada. More information on Richmont Mines can be obtained on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 46.

THE CORPORATION’S BUSINESS ACTIVITIES AND STRATEGY

Our Business: Richmont Mines is headquartered in Rouyn-Noranda, Quebec, Canada. Founded in the early 1980’s, the Corporation has operated 6 underground gold mines in Quebec, Ontario and Newfoundland over the years, and has produced in excess of 1,300,000 ounces of gold from these operations since beginning production in 1991. Richmont currently operates two gold mines (the Beaufor Mine in Quebec and the Island Gold Mine in Ontario), is planning to process 8,000 and 5,000 tonne bulk samples from the near-surface W Zone on the Beaufor Mine property and the Monique Gold Project, respectively, and is actively drilling and advancing several strategic exploration properties to expand the Corporation’s future gold production profile.

Vision and Strategy: The cost-effective development of our mining assets has always been at the heart of Richmont’s strategy since beginning commercial production in 1991, and remains central to the Corporation’s vision. Richmont is committed to generating positive cash flows and delivering organic growth, all the while continuing to identify and evaluate potential strategic partnership and acquisition possibilities to expand our pipeline of projects, grow our reserve base and increase our future production profile.

Experienced Management Team: With 30 years of experience in gold exploration, development and mining, Richmont is uniquely well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic asset acquisitions and partnerships. Spearheading these initiatives is the Corporation’s management team, which has earned a reputation for expertise in operating underground gold mines. On an individual basis, most of our executive team has years of experience in the gold industry, either with Richmont or other larger gold producers.

2012 FINANCIAL AND OPERATIONAL HIGHLIGHTS

  2012 revenue of $101.1 million; Net loss from continuing operations of ($3.0) million or ($0.08) per share. As reported, the 2012 net loss was ($45.0) million, or ($1.28) per share. In 2011, revenue was $118.2 million and net earnings were $25.9 million, or $0.81 per share;

  Excluding gold production from the discontinued Francoeur Mine operation, 60,741 ounces of gold sold in 2012, compared to 76,143 ounces of gold sold in 2011; The discontinued Francoeur Mine generated gold sales of 5,202 ounces in 2012;

  Average sales price per ounce of gold was US$1,666 in 2012, up 7% versus US$1,570 in 2011;

  Very favourable exploration drilling results seen at depth at the Island Gold Mine in 2012; Maiden estimated Inferred resources of 1.5 million tonnes grading 10.73 g/t Au for 508,000 ounces announced on February 25, 2013; Significant exploration and project development investment of $35 million planned for this area (“Island Gold Deep”) in 2013;

Richmont Mines Inc. | 2012 Annual Report	05

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

  Mining permits received in January 2013 for the Monique Gold Project, which has estimated open-pit Indicated resources of 55,112 Au ounces;

  Proven and Probable reserves at December 31, 2012 were 212,476 ounces of gold grading 5.89 g/t Au, versus 318,585 ounces of gold grading 5.59 g/t Au at the end of 2011 (reserves and resources as at December 31, 2011 were adjusted to reflect the re-evaluation completed in June 2012 for the Francoeur Mine);

  Strong balance sheet: cash balance at December 31, 2012 of $59.8 million, and working capital of $54.3 million.

Review of Operations: Richmont currently produces gold at the Island Gold Mine in Ontario and at the Beaufor Mine in Quebec. Gold sales from these two operations totalled 60,741 ounces in 2012, compared to 76,143 ounces sold in 2011, with the shortfall primarily attributable to lower head grades. Including 5,202 ounces of gold sold from the Francoeur Mine that was closed on November 30, 2012, the Corporation’s gold sales were 65,943 ounces in 2012, in line with Richmont’s revised production guidance of approximately 65,000 ounces of gold. The Island Gold Mine generated gold sales of 41,686 ounces in 2012, in line with its production objective of 40,000 to 45,000 ounces, but below the 49,196 ounces of gold sold in 2011, which was a record for this operation. As of December 31, 2012, the Island Gold Mine had Proven and Probable reserves of 141,456 ounces of gold, which translates into a replacement of 27% of its 2012 annual production. The Beaufor Mine, which has been in commercial production since 1996, generated gold sales of 19,055 ounces in 2012, below its targeted production range of 20,000 to 25,000 ounces in 2012. This production level was also below this mine’s 2011 gold sales of 26,947 ounces, a shortfall that is attributable to the year-over-year decline in average head grade to 5.19 g/t in 2012 from 8.45 g/t in 2011. While annual production decreased, definition drilling completed at the Beaufor Mine during 2012 successfully enabled this operation to replace its annual production. Proven and Probable reserves as of December 31, 2012 at the Beaufor Mine were 39,114 ounces of gold versus 38,331 ounces of gold at the end of 2011.

Revenue: Total revenue for 2012 was $101.1 million, compared to revenue of $118.2 million in 2011. The net loss from continuing operations, as detailed in Table 1 below, were ($3.0) million, or ($0.08) per share, for the 2012 fiscal year. As reported, including the discontinued Francoeur Mine operation, Richmont generated a net loss for the year of ($45.0) million, or ($1.28) per share, compared to record earnings of $25.9 million, or $0.81 per share, in 2011. The year-over-year decrease reflected a 20% decline in the number of gold ounces sold from the Island Gold and Beaufor mines, the effects of which were partially offset by a 7% increase in the average realized gold sales price. More precisely, 60,741 ounces of gold were sold in 2012 from these two operating mines at an average price of US$1,666 (CAN$1,665) per ounce, versus gold sales of 76,143 ounces in 2011 at an average price of US$1,570 (CAN$1,553) per ounce.

TABLE 1: EPS IMPACT OF COSTS RELATED TO FRANCOEUR MINE CLOSURE

(per share, in CAN$)	Q4 2012	FY 2012
Reported net loss per share	(0.42)	(1.28)
Less: loss from discontinued operation	(0.35)	(1.20)
Net loss per share from continuing operations	(0.07)	(0.08)

Cost of Sales: Cost of sales increased 3% year-over-year in 2012 to $73.8 million, reflecting a 16% increase in processed tonnage from the Beaufor Mine. The average cash cost of production was US$1,044 (CAN$1,044) per ounce in 2012, versus US$821 (CAN$812) per ounce in 2011, primarily reflecting slightly lower grades and higher costs per tonne at the Island Gold Mine and a significant reduction of grades at the Beaufor Mine.

06	Richmont Mines Inc. | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Francoeur Mine Closure – A difficult, but necessary, decision: On November 29, 2012, the Corporation announced the immediate closure of the Francoeur Mine. High operating costs at the mine driven by low realized grades, difficult mining conditions and a tight labour pool for the experienced miners required for the challenging mining conditions at the operation, in conjunction with management’s inability to foresee marked improvements in the future, were the main factors in the difficult but responsible decision to close the mine. Commercial gold production at Francoeur ceased on November 30, 2012, after which the Corporation began the closure process of approximately 4 months. A total of 95 employees were laid off immediately, while 44 employees were temporarily retained for the 4 month de-commissioning period. Total charges related to the mine closure including asset write-down, closure costs and operational losses, totaled $13.9 million in the fourth quarter and $42.0 million for the full year of 2012, after mining and income taxes, the details of which are outlined in Table 2 below.

TABLE 2: COSTS RELATED TO FRANCOEUR MINE CLOSURE

(in thousands of $, except per share amounts)	Q4 2012	FY 2012
Assets write-down	7,972	41,161
Dismantling cost	1,543	1,543
Employee severance	4,306	4,306
Operational loss	1,701	1,776
Other revenue, financial and exploration costs	45	280

Total charge from discontinued operation	15,567	49,066
Less: Mining and income taxes	(1,713)	(7,028)

Total after-tax charges	13,854	42,038
After-tax per share charge	0.35	1.20

Richmont anticipates that a portion of the costs related to the closure of the Francoeur Mine will be recouped in several ways, including the redeployment of equipment to the Island Gold and Beaufor mines, where equipment purchases had been budgeted for 2013. Cost offsets related to surface infrastructure and remnant ore in certain stopes are also expected. Please refer to the November 29, 2012 press release entitled “Richmont Mines announces immediate closure of the Francoeur Mine and provides update on Wasamac project” for full details.

OPERATION AND PROJECT NEWS

In February 2013, Richmont announced estimated preliminary Inferred resources of 1.5 million tonnes grading 10.73 g/t Au for 508,000 ounces for the deep C Zone, situated below the existing infrastructure and reserve and resource base of its Island Gold Mine. Believed to be an extension of the existing mine at depth, the C Zone is sub-vertical and occurs at approximately 450 metres to 1,000 metres below surface. The resource was drilled on a 50 m x 50 m pattern and consists of 55 drill hole intercepts, of which an estimated 60% contained visible gold (VG). In conjunction with the resource estimate, the Corporation announced that it would invest $35 million on the Island Gold Deep project in 2013 to extend the existing ramp from its current depth of 450 metres below surface, and to commence work on the first segment of a vertical shaft which will be raise-bored from a depth of 450 metres to surface. An additional $10 million will be invested in the existing upper infrastructure of the mine during the year. For complete details, please refer to the February 25, 2013 press release entitled “Richmont Mines adds new high grade inferred mineral resources of 508,000 Au ounces at 10.73 g/t at Island Gold Deep”.

Richmont Mines Inc. | 2012 Annual Report	07

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

In early January 2013, Richmont announced that it had received the required mining permits for its 100%-owned Monique property located in Val-d’Or, Quebec. This property contains Indicated open pit estimated resources of 728,164 tonnes at a grade of 2.35 g/t for 55,112 ounces of gold. The Corporation plans to process a 5,000 tonne bulk sample from this property in Q2 2013 and, providing positive results are obtained from this phase, a reserve calculation would be completed and a commercial production decision would be made. The mining permit authorizes open pit mining and milling, which is expected to continue over an estimated 2 year period, with any potential future underground mining requiring a permit amendment. Ore from Monique would be processed at Richmont’s 100%-owned Camflo Mill along with ore from the Corporation’s Beaufor Mine and bulk sample material from the W Zone project. Please refer to the January 9, 2013 press release entitled “Richmont Mines Inc. receives mining permit for Monique Gold Project”, and the Regulation 43-101 report on the Monique resource estimate that was filed on SEDAR (www.sedar.com) on February 3, 2012 for additional details.

In November 2012, Richmont announced that scheduled technical work and permitting efforts would continue as planned in 2013 at Wasamac, however, no additional exploration and development activities would be undertaken on the asset. This decision followed comprehensive project optimization analysis which showed that in the current gold price environment, alternative scenarios did not offer a meaningful economic improvement over the initial Preliminary Economic Assessment of this asset. The project remains an important asset for the Corporation given its location, size and potential leverage to the gold price, and it will be re-evaluated in the event economic parameters change in the project’s favour or in the event further geological information on the project comes to light. Please refer to the November 29, 2012 press release entitled “Richmont Mines announces immediate closure of the Francoeur Mine and provides update on Wasamac project”, and the March 28, 2012 press release entitled “Richmont announces results from a preliminary economic assessment for Wasamac and approves $15 million advanced exploration budget” for additional details.

As a result of this decision and following no significant exploration drilling results, the Corporation terminated its option agreement with Globex Mining Enterprises Inc. (“Globex”), under which Richmont had the right to acquire a 100% interest in 5 claims covering a total area of 2.07 km2 (207 hectares) adjacent to the eastern boundary of the Wasamac Gold Property. As per the terms of the agreement, Richmont could abandon its right to exercise the option on the 5 claims at any time by providing Globex with a written notice to this effect 30 days prior to the date of such cancellation, after which Richmont would have no additional obligation to Globex. For details regarding the agreement, please refer to the May 9, 2011 press release entitled “Richmont Mines signs option agreement with Globex; Expands Wasamac exploration package”.

CORPORATE NEWS

In February 2013, the Corporation announced that Mr. Daniel Adam, Geo., Ph.D., was appointed to the position of Vice-President, Exploration for Richmont Mines. Mr. Adam obtained a Ph.D in Geology from the University of Nancy in France. He has more than 20 years of experience in production and exploration geology, which include numerous positions of varying responsibility at Selbaie Mines.

In late November 2012, Richmont announced the appointment of Pierre Rougeau to the position of Executive Vice-President and Chief Financial Officer, effective December 3, 2012. In addition to almost 30 years of business and operational experience, Mr. Rougeau has a solid financial background, including 6 years as CFO for Abitibi Consolidated Inc., and has extensive knowledge of finance, controls, treasury, and experience in the capital markets. Mr. Rougeau holds a Bachelor of Science, in Business Administration (Accounting) from St-Louis University in Missouri, and a Master’s of Science in Finance, from the University of Sherbrooke in Quebec. Please see the November 26, 2012 press release entitled “Richmont Mines announces the appointment of Mr. Pierre Rougeau as Chief Financial Officer” for full details.

08	Richmont Mines Inc. | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

In late September 2012, Richmont announced the completion of a non-brokered private placement with four institutional funds, through which the Corporation issued 5.97 million common shares at $4.35 per share, for a total cash consideration of $26.0 million. Following the private placement, Richmont’s shares outstanding increased from 33.6 million to 39.6 million and its cash position was in excess of $60 million. The Corporation noted that the net proceeds would be used for working capital purposes and to fund future growth. Please see the September 26, 2012 press release entitled “Richmont Mines Inc. closes CAN$26 million private placement” for full details.

Also in September 2012, the Corporation announced the early retirement, without penalty, of the $10 million of debentures held by Mr. Bob Buchan and two members of his immediate family. Following the retirement of the debentures, Mr. Buchan left Richmont’s Board of Directors. In addition, Mr. Sidney Horn stepped down as a member of the Corporation’s Board, while remaining in his role as Corporate Secretary. These changes reflected Richmont’s plan to streamline and reduce the size of its Board of Directors. Complete details can be found in the September 24, 2012 press release entitled “Richmont Mines announces the immediate retirement of CAN$10 million debenture.”

In April 2012, the Corporation announced that gold industry veteran Ebe Scherkus joined its Board of Directors. Mr. Scherkus worked at Agnico-Eagle Mines Limited for 27 years, including in the role of President and Chief Operating Officer from December 2005 until his retirement in February 2012. In addition to extensive experience in opening, building, and acquiring gold mines over his career, Mr. Scherkus holds a B. Sc. from McGill University, is a member of the Association of Professional Engineers of Ontario, and is a past President of the Quebec Mining Association. Please refer to the April 12, 2012 press release entitled “Gold industry veteran Ebe Scherkus to join the Richmont Mines Board of Directors” for full details.

2013 Corporate Capex, and Exploration and Definition Drilling Plan and Budget: Richmont plans to spend approximately $12.0 million on project evaluation and on completing roughly 51,000 metres of exploration drilling during 2013. In addition, the Corporation expects capital expenditures of approximately $57.0 million in 2013, of which $35.0 million will be spent on the advancement of Island Gold Deep, $10.0 million on the development of the existing infrastructure of the Island Gold Mine, and the remainder on the advancement of the Monique Gold Project, the completion of previously planned technical work at the Wasamac Gold Property, and at the W Zone and the Beaufor Mine. An additional 26,500 metres of definition drilling is planned in 2013, which the Corporation will expense and include in the cash costs of each operation. Please see Table 3 below for a breakdown on a property-by-property basis.

TABLE 3: 2013 CAPEX BUDGET, AND EXPLORATION & DEFINITION DRILLING PLAN

	Capital		Exploration	Definition
	Expenditure		drilling	drilling
	(millions CAN$)		(metres)	(metres)
Mines and properties		Mines and properties
Island Gold Mine	45.5	Island Gold Mine(1)	27,300	15,000
Beaufor Mine	1.7	Beaufor Mine	17,500	11,500
W Zone	1.8	W Zone	1,500	-
Monique Property	8.2	Monique Property	1,000	-
Other Properties	2.2	Other Properties	3,750	-
Asset disposal	(2.7)	Total metres	51,050	26,500
Total CAPEX Budget	56.7	Total Exploration Budget (millions CAN$)	12.0

(1)

An additional 37,400 metres of exploration drilling will be completed at Island Gold Deep in 2013. The $4.0 million associated cost will be capitalized and is included in Island Gold Mine’s projected capital expenditure of $45.5 million.

Richmont Mines Inc. | 2012 Annual Report	09

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

PRINCIPAL FINANCIAL DATA1

	2012	2011	2010

KEY PER OUNCE OF GOLD DATA (excluding Francoeur Mine)
Average market price (US$)	1,669	1,572	1,225
Average selling price (US$)	1,666	1,570	1,243
Average selling price (CAN$)	1,665	1,553	1,280
Average exchange rate (US$/CAN$)	0.9996	0.9891	1.0299
Ounces of gold sold	60,741	76,143	68,123
Average cash cost (US$/ounce)[2]	1,044	821	810
Average cash cost (CAN$/ounce)[2]	1,044	812	834

KEY FINANCIAL DATA (in thousands of $)
Revenues from precious metals	101,148	118,239	87,182
Net earnings (loss) from continuing operations	(2,977)	26,043	9,304
Net loss from discontinued operation	(42,038)	(125)	(98)
Net earnings (loss)	(45,015)	25,918	9,334[3]
Adjusted net earnings (loss)	(1,521)[4]	23,706[5]	9,432[5]
Cash flows from operating activities	7,656	38,838	18,279
Investment in property, plant and equipment	37,854	31,670	16,774
Cash and cash equivalents	59,810	63,532	40,030
Total assets	148,244	167,990	115,305
Shareholders’ equity	118,363	134,134	94,791

Proven and Probable Reserves as at December 31 (ounces)	212,476	318,585	366,944
Shares outstanding as at December 31 (thousands)	39,566	33,110	31,230

KEY PER SHARE DATA
Stock price (at closing)
US$ (NYSE Market)	3.01	10.76	5.11
CAN$ (TSX)	2.99	10.94	5.11

NUMBER OF EMPLOYEES AS AT DECEMBER 31	471	489	407

[1]

Throughout this document, the Corporation uses performance indicators that are not defined according to International Financial Reporting Standards (“IFRS”), such as the total cash cost of production per ounce sold for each of the Corporation's properties, excluding the rates of depreciation per ounce, and adjusted net earnings (loss). These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by IFRS. The Corporation believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Corporation's performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with IFRS. For further information, please refer to section “Non-IFRS financial performance measures” on page 33 of this MD&A.

[2]	The cash cost includes operating costs and royalties.
[3]	Net earnings exclude a $128 net loss attributable to non-controlling interests.
[4]

Adjusted net loss excludes the $49,066 ($42,038 after-tax) loss from the discontinued operation of the Francoeur Mine and the payment of $1,986 ($1,456 after-tax) of severance compensation to the Corporation’s ex-President and CEO.

[5]	Adjusted net earnings exclude a $3,000 ($2,337 after-tax) gain on sale of the Valentine Lake property and charges of $125 in 2011 and $98 in 2010 related to the discontinued Francoeur Mine operation.

10	Richmont Mines Inc. | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

THE GOLD MARKET

The gold market remained strong in 2012 as the average price rose to approximately US$1,669 per ounce from an average price of US$1,572 in 2011, and US$1,225 in 2010. Gold began 2012 with an average of US$1,656 for January, a level that was 5% above the 2011 average price per ounce of US$1,572. The monthly average gold price declined to a low of US$1,586 in May then increased progressively throughout the year, reaching an average monthly high of US$1,747 for October 2012, before declining slightly to end the year at an average monthly price of US$1,689 for December.

Average Annual Gold Price (London PM Fix)
	2012	2011	2010	2009	2008

Average annual gold price (in US$)	1,669	1,572	1,225	972	872
Source: Kitco

The main factors that are expected to continue to have a positive influence on the future price of gold include:

  Continued demand for gold ETF;

  Non-hedging and less aggressive hedging policies of producers;

  Demand levels that exceed the industry’s annual production;

  Uncertainty around governmental fiscal issues in North America and Europe;

  Ongoing geopolitical instability.

Several analysts anticipate that these conditions will be sustained in the years to come and that the price of gold will continue to climb.

EXCHANGE RATES

The U.S. dollar continued its overall average weakness against the Canadian dollar throughout 2012 as the effects of the global economic crisis continued to have repercussions on the U.S. economy. The U.S. dollar started the year essentially at par with the Canadian dollar, closing at CAN$1.0028 at the end of January. After reaching its annual high of CAN$1.0397 on June 4th, 2012, which was below the 2011 annual high of CAN$1.0630 that was reached at the end of July 2011, it then followed a slight downward trend to reach an annual low of CAN$0.9683 on September 13th, 2012. On an annualised basis, the value of the U.S. dollar versus the Canadian dollar increased slightly year-over-year to an average of CAN$0.9996 in 2012, from an average of CAN$0.9891 in 2011, but was below the average of CAN$1.0299 in 2010.

The Corporation presents per ounce data in U.S. dollars, and estimates an annual exchange rate at the beginning of the year. On a quarterly basis, the exchange rate is adjusted to reflect the actual year-to-date rate through the end of the quarter. This readjusted rate is then used to report both year-to-date and quarterly financial results.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

NET EARNINGS (LOSS)

(in thousands of $, except per share amounts)	2012	2011	2010
	$	$	$
Net earnings (loss) from continuing operations	(2,977)	26,043	9,432[1]

Net loss from discontinued operation	(42,038)	(125)	(98)

Net earnings (loss)	(45,015)	25,918	9,334

Earnings (loss) per share
Basics earnings (loss) per share
Earnings (loss) from continuing operations	(0.08)	0.81	0.33
Loss from discontinued operation	(1.20)	-	-

Basic net earnings (loss)	(1.28)	0.81	0.33

Diluted earnings (loss) per share
Earnings (loss) from continuing operations	(0.08)	0.80	0.32
Loss from discontinued operation	(1.20)	-	-

Diluted net earnings (loss)	(1.28)	0.80	0.32

1 Net earnings from continuing operations exclude a $128 net loss attributable to non-controlling interests.

As reported, the Corporation generated a net loss of ($45.0) million, or ($1.28) per share, for the 2012 fiscal year. Excluding the loss associated with the discontinued Francoeur Mine operation, Richmont generated a net loss from continuing operations of ($3.0) million, or ($0.08) per share, in 2012. This compared to net earnings of $25.9 million, or $0.81 per share, in 2011, with the annual variance primarily attributable to the 20% decrease in the number of ounces of gold sold that was driven by slightly lower tonnage and recovered grades at Island Gold and a significant grade reduction at Beaufor as well as a significant increase in exploration project and evaluation expenses. Partially mitigating the effect of this was a 7% increase in the selling price per ounce of gold in Canadian dollars.

2011 net earnings of $25.9 million, or $0.81 per share, were well above net earnings of $9.3 million, or $0.33 per share, in 2010. The year-over-year change was primarily driven by a 21% increase in the selling price per ounce in Canadian dollars and a 12% increase in ounces of gold sold in 2011. The effect of these improvements were partially offset by higher exploration and project evaluation costs stemming from the Corporation’s extensive exploration drilling program in 2011, and higher cost of sales due to higher tonnage at the Island Gold Mine, higher operating costs at the Beaufor Mine and higher milling costs associated with operating the Camflo Mill at less than 30% capacity.

REVENUES

(in thousands of $, except ounces sold data)	2012	2011	2010
	$	$	$

Revenues from precious metals	101,148	118,239	87,182
Other revenues	598	343	3,287

Ounces sold	60,741	76,143	68,123

12	Richmont Mines Inc. | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Total annual precious metal revenues decreased 14% in 2012 to $101.1 million from $118.2 million in 2011, reflecting a 20% decrease in the number of gold ounces sold from the Island Gold and Beaufor Mines, the effects of which were partially mitigated by a 7% increase in the average gold sales price realized in Canadian dollars. For the year, 60,741 ounces of gold were sold at an average price of US$1,666 (CAN$1,665) per ounce, versus gold sales of 76,143 ounces of gold in 2011 at an average price of US$1,570 (CAN$1,553) per ounce. The Island Gold Mine sold 41,686 ounces of gold in 2012 at an average price of US$1,666 (CAN$1,665), compared with 49,196 ounces of gold sold at an average price of US$1,566 (CAN$1,549) in 2011 and 45,865 ounces of gold sold at an average price of US$1,238 (CAN$1,275) in 2010. The Beaufor Mine sold 19,055 ounces of gold at an average price of US$1,666 (CAN$1,665) per ounce in 2012, compared to 26,947 ounces of gold at an average price of US$1,576 (CAN$1,559) in 2011, and 22,258 ounces at an average price of US$1,253 (CAN$1,290) per ounce in 2010. Total annual precious metal revenues of $118.2 million in 2011 was 36% above the $87.2 million generated in 2010, driven by a 21% increase in the average gold sales price realized in Canadian dollars and a 12% increase in the number of ounces of gold sold.

The Corporation may generate other revenues from the sale of by-product Silver ounces produced at its operating mines, as well as by custom milling ore for other companies at its Camflo Mill. Revenues generated from these activities are not recorded as revenues from precious metals by the Corporation. Instead, these amounts are recorded as a separate line item of other revenues, and are presented under the Other Expenses (Revenues) section.

In 2012, the Corporation had other revenues of $0.6 million from silver sales and the custom milling of 7,314 tonnes of ore at the Camflo Mill in January. Other revenues of $0.3 million in 2011 was derived entirely from silver sales, while other revenues of $3.3 million in 2010 reflected that 82,939 tonnes of custom milling ore were processed at the Camflo Mill during the year.

COST OF SALES1

(in thousands of $)	2012	2011	2010
	$	$	$

Island Gold Mine	44,394	45,099	42,671
Beaufor Mine	28,643	26,467	21,395
Other	761	130	2,037

	73,798	71,696	66,103
[1] Includes operating costs, royalties and depreciation and depletion expenses.

Richmont Mines Inc. | 2012 Annual Report	13

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Cost of sales, including operating costs, royalties and depreciation and depletion expenses, totalled $73.8 million in 2012, up 3% from $71.7 million in 2011, with the increase primarily driven by a 16% rise in the level of tonnage processed from the Beaufor Mine during the year. On a segmented basis, 2012 cost of sales decreased 2% year-over-year at the Island Gold Mine to $44.4 million, reflecting lower tonnage, and lower royalties and depreciation and depletion expense as a result of the 15% decrease in gold ounces sold. Operating costs at the Beaufor Mine increased 8% in 2012 to $28.7 million from $26.5 million in 2011, primarily a reflection of higher tonnage, while other operating costs rose to $0.8 million from $0.1 million in 2011 due to the higher tonnage processed at the Camflo Mill throughout the year. The average cash cost of production increased 29% in Canadian dollars in 2012 to US$1,044 (CAN$1,044) from US$821 (CAN$812) in 2011. The increase reflects higher costs at both the Island Gold Mine and Beaufor Mine operations, which were driven by slightly lower recovered grades and tonnage at Island Gold, and a significant reduction of grades at Beaufor.

Cost of sales in 2011 increased 8% over the 2010 levels of $66.1 million, reflecting a slightly higher level of tonnage processed from the Island Gold Mine, higher mining costs at the Beaufor Mine due to the greater amount of development necessary to access the ore zones, as well as higher milling costs associated with operating the Camflo Mill at less than 30% capacity during the year. On a segmented basis, 2011 cost of sales rose 6% year-over-year at the Island Gold Mine to $45.1 million, reflecting higher royalties and a higher depreciation and depletion expense as a result of a higher rate and a 7% annual increase in gold ounces sold, while operating costs at the Beaufor Mine increased 24% in 2011 to $26.5 million from $21.4 million in 2010, primarily a reflection of a higher cost per tonne as well as higher depreciation and depletion expense that stemmed from a higher rate and an increase in the number of gold ounces sold.

In 2011, the average cash cost of production decreased 3% or $22 in Canadian dollars to US$821 (CAN$812) from US$810 (CAN$834) in 2010. This decrease was driven by lower cash costs at Island Gold, the effect of which more than mitigated the increase in cash costs at Beaufor during the year.

The amount of royalties paid out in 2012 decreased to $2.3 million from $2.6 million in 2011, with the decrease reflecting lower consolidated production levels, partially offset by the higher average gold price. The Corporation pays a 3% net smelter return (NSR) royalty on the greater part of the gold production at the Island Gold Mine, and royalties of $30 per ounce on 50% of the ounces produced from the Beaufor Mine. 2011 royalty payments of $2.6 million were above the $2.1 million paid in 2010, with the increase primarily attributable to higher consolidated production levels and the higher average gold price.

INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT

(in thousands of $)	2012	2011	2010
	$	$	$

Island Gold Mine	8,364	4,959	4,650
W Zone	9,911	3,480	-
Beaufor Mine	1,192	3,090	2,462
Discontinued operation – Francoeur Mine	15,458	19,237	9,144
Other	2,929	904	518

Total	37,854	31,670	16,774

14	Richmont Mines Inc. | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Richmont invested $37.9 million in the ongoing development of its assets in 2012, up from $31.7 million in 2011. The notable year-over-year increase reflects the advancement of the underground exploration drift at the Island Gold Mine to improve access for deep exploration drilling below the mine’s current infrastructure. The level of increased investment similarly reflects the development of the ramp to access the W Zone, a near-surface zone located on the Beaufor Mine property. An additional $2.9 million was invested at the Camflo Mill and other corporate installations in 2012, up from $0.9 million in 2011.

The 2011 investment level of $31.7 million represented a notable increase over the $16.8 million investment level of 2010. This variance primarily reflects that a total of 18,910 metres of development and definition drilling were completed during 2011 at the Francoeur Mine, versus a total of 2,902 metres during 2010. Capital expenditures at the Island Gold Mine in 2011 included ongoing development costs, and the refurbishment and acquisition of equipment. Capital expenditures at the Beaufor Mine in 2011 included the construction of a new emergency escape exit from level 12 of the mine to surface, while expenditures of $3.5 million at the W Zone reflected advanced exploration activities and the start of work on the ramp portal. An additional $0.9 million was invested at the Camflo Mill and other corporate installations in 2011, versus $0.5 million in 2010.

SUMMARY OF OPERATIONS

Island Gold Mine

	2012	2011	2010
Tonnes	246,743	261,731	251,237
Head grade (g/t)	5.45	6.10	5.95
Gold recovery (%)	96.45	95.91	95.49
Recovered grade (g/t)	5.25	5.85	5.68
Ounces sold	41,686	49,196	45,865
Cash cost per ounce (US$)	884	766	783

Investment in property, plant and equipment (thousands of CAN$)	8,364	4,959	4,650
Exploration expenses (thousands of CAN$)	10,969	5,549	4,561

Deferred development (metres)	1,135	1,821	2,478

Diamond drilling (metres)
Definition	16,425	13,080	12,110
Exploration	69,084	45,878	54,438

For the 12 months ended December 31, 2012, 246,743 tonnes of ore were processed at the Island Gold Mine at an average grade of 5.45 g/t, and 41,686 ounces of gold were sold at an average price of US$1,666 (CAN$1,665) per ounce. This compared to record results for this mine in 2011, in which 261,731 tonnes of ore were processed at an average grade of 6.10 g/t, and 49,196 ounces of gold were sold at an average price of US$1,566 (CAN$1,549) per ounce. The year-over-year change reflected a 6% decrease in tonnage and a 10% decline in recovered grades, the effects of which were partially mitigated by a slightly improved gold recovery rate. Cash costs at Island Gold increased to US$884 (CAN$884) in 2012 from US$766 (CAN$758) in 2011, primarily as a result of a lower recovered grade. The Corporation is pleased to highlight that the Island Gold Mine achieved the notable health and safety record of 2 years with no lost-time accidents in 2012.

Richmont Mines Inc. | 2012 Annual Report	15

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

For the 12 months ended December 31, 2010, 251,237 tonnes of ore from the Island Gold Mine were processed at an average recovered grade of 5.68 g/t, and gold sales totaled 45,865 ounces at an average price of US$1,238 (CAN$1,275) per ounce. The annual variance from 2010 to 2011 was attributable to a 4% increase in tonnage and a 3% improvement in recovered grades in 2011. Cash costs at Island Gold decreased by 6% in Canadian dollars to US$766 (CAN$758) in 2011, from US$783 (CAN$806) in 2010, primarily a reflection of the improvement in recovered grade and lower mining costs.

Proven and Probable reserves at the Island Gold Mine were estimated at 785,221 tonnes of ore at a grade of 5.60 g/t, for 141,456 ounces of gold at December 31, 2012. This compared with Proven and Probable reserves of 959,523 tonnes of ore at a grade of 5.57 g/t, for 171,814 ounces of gold at December 31, 2011. The decrease reflects gold sales of 41,686 ounces from this mine during 2012, partially offset by additional reserves obtained from 16,425 metres of definition drilling completed during the year. Proven and Probable reserves at December 31, 2010 were 818,066 tonnes of ore at a grade of 6.13 g/t for 161,197 gold ounces. The increase from 2010 to 2011 was attributable to definition drilling during 2011, the results of which allowed Island Gold to replace its 2011 annual gold production.

Estimated Measured and Indicated resources within the existing infrastructure of the Island Gold Mine decreased to 110,958 ounces of gold at December 31, 2012 from 153,920 gold ounces at December 31, 2011. While definition drilling during the year successfully reclassified some resources as reserves, the Corporation focused on advancing the deep exploration drilling program during 2012. Year-end 2011 estimated Measured and Indicated resources at the mine decreased from the December 2010 level of 188,511 gold ounces, following the successful transformation of resources into reserves as a result of definition drilling carried out during 2011.

Estimated Inferred resources were 55,744 ounces of gold at the end of 2012 versus 67,238 gold ounces at the end of 2011, and 138,732 gold ounces at December 31, 2010. The decrease in Inferred resources from 2010 to 2011 was primarily attributable to the reinterpretation of the Goudreau Zone following drilling and development work completed during 2011, the result of which was a year-over-year reduction in both tonnage and grade.

The Corporation completed deep exploration drilling at the Island Gold Mine over 2011 and 2012. In this regard, four main zones (G, C, D and E1E) were identified between approximately -450 metres and -1,000 metres of vertical depth, over a lateral strike length of 150 metres spanning between the Lochalsh and Island Main zones. Results from the exploration drilling completed at Island Gold Deep enabled the Corporation to establish a maiden Inferred resource estimate for one of these zones, the deep C Zone, of 1.5 million tonnes grading 10.73 g/t Au for 508,000 ounces. At approximately 450 metres to 1,000 metres below surface, this zone is below the existing infrastructure and established reserve and resource base of the Island Gold Mine.

Richmont will continue to focus on expanding the reserve and resource base of this asset, and remains optimistic about the long-term possibilities at Island Gold. To this end, a total of 79,700 metres of exploration drilling and definition drilling are planned on the property in 2013, with the goal of expanding and further delineating the resource base within and below the mine’s current infrastructure. Richmont is targeting 2013 production of 45,000 to 50,000 ounces of gold at Island Gold.

16	Richmont Mines Inc. | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Beaufor Mine

	2012	2011	2010
Tonnes	116,675	100,888	104,945
Head grade (g/t)	5.19	8.45	6.72
Gold recovery (%)	97.80	98.36	98.19
Recovered grade (g/t)	5.08	8.31	6.60
Ounces sold	19,055	26,947	22,258
Cash cost per ounce (US$)	1,394	921	867

Investment in property, plant and equipment (thousands of CAN$)	1,192	3,090	2,462
Exploration expenses (thousands of CAN$)	1,432	803	2,250

Deferred development (metres)	238	685	1,350

Diamond drilling (metres)
Definition	9,725	13,101	21,928
Exploration	14,730	18,176	33,449

During the year ended December 31, 2012, a total of 116,675 tonnes of ore were processed from the Beaufor Mine at an average grade of 5.19 g/t, and 19,055 ounces of gold were sold at an average price of US$1,666 (CAN$1,665). This compared to tonnage of 100,888 at an average grade of 8.45 g/t, and 26,947 ounces of gold sold at an average price of US$1,576 (CAN$1,559) in 2011, and tonnage of 104,945, an average grade of 6.72 g/t, and realized gold sales of 22,258 ounces at an average selling price of US$1,253 (CAN$1,290) in 2010.

Cash costs at the Beaufor Mine in 2012 increased to US$1,394 (CAN$1,393) from US$921 (CAN$911) in the prior year, as the benefits of lower cost per tonne were offset by the notably lower grade. 2011 cash costs at the Beaufor Mine increased from US$867 (CAN$892) in 2010 as a result of a higher cost per tonne that reflected a greater amount of development completed to access the ore zones, the effects of which were partially offset by an improved recovered grade.

Richmont would like to highlight that the Beaufor Mine reached the significant milestone of 5 years (1 million hours) without a lost-time accident in the third quarter of 2012. This is a remarkable achievement for any mine, and is a testament to the dedication and skill of every member of the Beaufor team.

Proven and Probable reserves at the Beaufor Mine increased slightly to 39,114 gold ounces at December 31, 2012, from 38,331 gold ounces at December 31, 2011. This reflects the addition of reserves established within the mine’s existing underground infrastructure as a result of definition drilling in 2012, offset by gold production from the mine during the year. In addition, the near-surface W Zone, located to the west of the mine’s existing infrastructure, had Probable reserves of 30,680 ounces of gold at December 31, 2012, unchanged from the prior year. Year-end 2011 Proven and Probable reserves (including W Zone) were similar to those at December 31, 2010, as results from definition drilling were successful in replacing the mine’s 2011 gold production.

Measured and Indicated resources at the Beaufor Mine decreased slightly to 160,263 ounces of gold at the end of December 2012 versus 167,061 ounces of gold at the end of 2011, and 171,205 ounces at the end of 2010. Inferred resources increased slightly year-over-year to 187,274 ounces of gold at the end of 2012, from 181,099 ounces at the end of both 2011 and 2010. Existing resources are mostly below the existing infrastructure of the mine, and Richmont continues to evaluate the future potential of this area. Indicated resources at the W Zone totaled 23,377 ounces of gold at December 31, 2012, up from 15,273 ounces at the end of 2011, while Inferred gold resources for this zone were an additional 1,429 ounces, up marginally from 1,086 ounces the prior year.

Richmont Mines Inc. | 2012 Annual Report	17

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Corporation is planning 11,500 metres of definition drilling and 17,500 metres of exploration drilling at the Beaufor Mine in 2013, and an additional 1,500 metres of exploration drilling at the near-surface W Zone, located to the west of the mine’s existing infrastructure. Richmont is targeting production of 20,000 to 25,000 ounces of gold at the Beaufor Mine in 2013.

Camflo Mill

In 2012, the Camflo Mill processed a total of 185,511 tonnes, including 62,204 tonnes from the Francoeur Mine. This compared to tonnage of 111,007 in 2011, which included 13,077 tonnes from the Francoeur Mine, and tonnage of 191,093 in 2010, which included 82,939 custom milled tonnes. In the event the Monique Gold Project and the W Zone Project proceed beyond the bulk sampling phase to commercial production, the Camflo Mill would operate at near capacity, thus allowing for improved efficiency and lower unit costs.

Exploration Costs

(in thousands of $)	2012	2011	2010
	$	$	$
Exploration costs - Mines
Island Gold	10,969	5,549	4,561
Beaufor	1,432	803	2,250

	12,401	6,352	6,811
Exploration costs - Other properties
Wasamac	9,477	6,647	1,712
Monique	744	2,284	289
W Zone	-	188	334
Other	459	184	997
Project evaluation	511	470	443

Exploration and project evaluation before depreciation and exploration tax credits	23,592	16,125	10,586

Depreciation	200	155	139
Exploration tax credits	(3,527)	(5,354)	(3,465)

	20,265	10,926	7,260

Island Gold Mine

The Corporation spent $11.0 million on exploration efforts at the Island Gold Mine in 2012, compared to $5.5 million in 2011 and $4.6 million in 2010. The increase reflects the exploration drill program completed at depth throughout 2012 and part of 2011, during which the Corporation was evaluating the future potential below the mine’s current infrastructure and reserve and resource base. This drilling led to the identification of four zones at depth, and resulted in a maiden Inferred resource estimate for one of these zones – the C Zone – of 1.5 million tonnes grading 10.73 g/t Au for 508,000 ounces.

Beaufor Mine

A total of $1.4 million was spent on exploration efforts at the Beaufor Mine in 2012, compared to $0.8 million in 2011 and $2.3 million in 2010. The amounts spent reflect the underground and surface exploration drill programs completed on the property as the Corporation continues its endeavours to expand the existing reserve and resource base of the mine.

18	Richmont Mines Inc. | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Wasamac Gold Property and Adjacent Globex Option

Richmont spent $9.5 million on the Wasamac Gold Property and the adjacent Globex optioned land package in 2012, compared to $6.6 million in 2011 and $1.7 million in 2010. The increase reflects that a 50,000 metre drilling program was completed on the Wasamac gold property following a significant increase in the asset’s estimated resource base at the end of 2010 to over one million ounces of gold, and after favourable drill results from this exploration program were achieved early in 2011. The higher exploration expenses similarly reflect that advanced technical work and economic optimization analyses were being completed on the property. Following 2012 drilling results, measured and indicated resources are now estimated at 15.2 million tonnes at a grade of 2.86 g/t for 1.4 million ounces of gold and inferred resources are estimated at 18.8 million tonnes at a grade of 2.66 g/t for 1.6 million ounces of gold. In November 2012, Richmont announced that scheduled technical work and permitting efforts would continue as planned in 2013 at Wasamac, however, no additional exploration and development activities would be undertaken on the asset. This decision was made following several months of project optimization studies, from which Richmont concluded that alternative scenarios did not currently offer a meaningful economic improvement in the current gold price environment, over the initial Preliminary Economic Assessment outlined in the Corporation’s March 28, 2012 press release. The project remains an important asset for the Corporation given its location, size and potential leverage to the gold price, and it will be re-evaluated in the event economic parameters change in the project’s favour or in the event further geological information on the project comes to light. As a result of this decision and following no significant exploration drilling results, the Corporation terminated its option agreement with Globex Mining Enterprises Inc.

Monique

Richmont spent $0.7 million in exploration on the Monique Gold Project in 2012, down from the $2.3 million spent in 2011, as only minimal exploration was completed following the Corporation’s November 2011 application for mining permits for the project. Exploration spending in 2011 increased notably from the $0.3 million spent in 2010, reflecting that over 8,100 metres of exploration drilling were completed on Monique in 2011 to evaluate the potential for a small open pit operation on the property. The increase similarly highlights that numerous geotechnical, geomechanical and hydrogeological studies were completed on the property during the year. The Corporation announced Indicated open pit estimated resources of 55,112 ounces of gold in December 2011, and submitted the required documentation for permitting for an open pit operation on the property in November 2011. The Corporation received mining permits for the project in January 2013. Located 25 km east of Val-d'Or, Quebec, in the heart of the Abitibi gold mining district, the Monique property covers an area of 5.39 km2 (539 hectares). The Property is located approximately 10 km east of the Beaufor Mine.

ADMINISTRATION EXPENSES

(in thousands of $)	2012	2011	2010
	$	$	$
Salaries, directors’ fees and related benefits	2,822	2,486	2,077
Severance compensation	1,986	117	-
Stock-based compensation	3,601	1,079	1,080
Depreciation	129	62	66
Other administration expenses	1,732	1,712	1,690

	10,270	5,456	4,913

Administration expenses totaled $10.3 million in 2012 versus $5.5 million in 2011. The higher overall cost was related to higher non-cash expenses for share-based compensation as 1,736,575 options were granted to directors, employees and officers, the payment of a $2.0 million severance compensation to the Corporation’s ex-President and CEO in the first half of 2012, to higher Board compensation, and higher salary costs stemming from the greater number of administrative employees.

Richmont Mines Inc. | 2012 Annual Report	19

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Administrative expenses in 2011 were 11% higher than in 2010, primarily reflecting additional staff, higher compensation and increased benefits related to exercised stock options. In 2011, 899,400 options were exercised with a weighted average market share price at the date of exercise of $8.26 compared to 401,000 options with a weighted average market share price of $5.17 in 2010.

Stock-based compensation, which is a non-cash expense, remained unchanged from the 2010 expense although 281,600 options were granted in 2011 versus 846,000 options in 2010. Of the 281,600 options granted in 2011, 140,000 options were granted to new employees, and the balance of 141,600 options were new issuances for officers and employees.

The weighted-average fair value calculated according to the Black-Scholes model of evaluation at the date on which each option was granted was $2.73 in 2012, compared with $4.98 in 2011 and $2.15 in 2010.

MINING AND INCOME TAXES EXPENSE

(in thousands of $)	2012	2011	2010
	$	$	$
Current taxes	4,610	5,020	2,175
Future taxes	(4,237)	3,523	1,568

	373	8,543	3,743

The 2012 current tax expense totalled $4.6 million and includes Ontario mining taxes of $1.5 million, an adjustment to previous year taxes of $1.4 million and a recorded tax charge of $1.8 million, the latter of which enabled the Corporation to benefit from an exploration credit of the same amount. The recovery of future taxes is due to a $2.3 million reduction in liabilities for future mining taxes and a reduction of $1.9 million for income taxes.

For the fiscal year 2011, mining and income taxes totalled $8.5 million or 25% of pre-tax earnings of $34.5 million. During the year, the Corporation recognized future income tax assets of $1.1 million, which reduced the income tax expense by the same amount. Excluding this income tax asset of $1.1 million, the tax rate would be 28%, the effective tax rate for the Corporation.

2010 mining and income tax expense totalled $3.7 million or 29% of pre-tax income of $12.9 million, and reflected federal and provincial taxes and future mining and income taxes applicable for the year. A $0.5 million credit on mining duties from the previous year and a charge of $0.2 million relating to part XII.6 of the tax return of a subsidiary are included in this expense.

SENSITIVITY ANALYSIS

The Corporation’s financial results are sensitive to movements in the price of gold, and the US$/CAN$ exchange rate, as the Corporation mostly generates revenue in U.S. dollars and generally incurs expenses in Canadian dollars. The following table describes, for demonstration purposes only, the financial impact that changes in certain variables would generally have had on the Corporation’s 2012 net earnings, all other variables being constant.

Sensitivity Analysis

Variable	Change	Impact on net earnings
(in thousands of CAN$)
Price of gold (US$)	+/- 10% per ounce	+/- 7,903
Exchange rate (US$/CAN$)	+/- 7% (US$/CAN$)	+/- 5,572

20	Richmont Mines Inc. | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW 2012

(in thousands of $, unless otherwise stated)				Quarter	Year
	Q1	Q2	Q3	Q4	2012

PRINCIPAL FINANCIAL DATA
Revenues from precious metals	27,707	23,630	24,950	24,861	101,148
Cost of sales[1]	18,475	18,468	17,572	19,283	73,798
Exploration and project evaluation	4,164	5,309	4,520	6,272	20,265
Administration	2,729	3,544	1,874	2,123	10,270
Loss (gain) on disposal of long term assets	-	59	(11)	150	198
Other revenues	(399)	(67)	(61)	(71)	(598)
Financial expenses[2]	161	237	234	24	656
Financial revenues[3]	(253)	(249)	(119)	(216)	(837)
Mining and income taxes	741	(748)	443	(63)	373

Net earnings (loss) from continuing operations	2,089	(2,923)	498	(2,641)	(2,977)

Net loss from discontinued operation[4]	(59)	(27,943)	(182)	(13,854)	(42,038)

Net earnings (loss)	2,030	(30,866)	316	(16,495)	(45,015)

Cash flows from (used in) operating activities	6,829	(4,460)	5,183	104	7,656
Investments in property, plant and equipment	11,925	9,780	9,771	6,378	37,854

KEY PER-SHARE DATA
Net earnings (loss) from continuing operations basic and diluted (CAN$)	0.06	(0.08)	0.01	(0.07)	(0.08)
Net earnings
basic (CAN$)	0.06	(0.92)	0.01	(0.42)	(1.28)
diluted (CAN$)	0.06	(0.92)	0.01	(0.42)	(1.28)

Basic weighted average number of common shares outstanding (thousands)	33,175	33,532	33,914	39,562	35,055

OUNCES OF GOLD SOLD
Island Gold Mine	9,978	10,711	9,688	11,309	41,686
Beaufor Mine	6,452	3,900	5,202	3,501	19,055

Total	16,430	14,611	14,890	14,810	60,741

KEY PER-OUNCE OF GOLD DATA[5]
Selling price (CAN$)	1,686	1,617	1,675	1,679	1,665
Exchange rate (2012 average)	0.9996	0.9996	0.9996	0.9996	0.9996
Selling price (US$)	1,687	1,618	1,676	1,680	1,666
Cash cost (US$)
Island Gold Mine	904	900	892	878	884
Beaufor Mine	1,058	1,639	1,296	1,885	1,394
Weighted average	964	1,097	1,007	1,116	1,044

Depreciation and depletion (US$)	140	161	166	170	159

Total cost (US$)	1,104	1,258	1,173	1,286	1,203

[1]	Expenses related to operating costs, royalties, and depreciation and depletion related to cost of sales are included.
[2]	Interest expenses, accretion expense of asset retirement obligations and interest and accretion expenses on convertible debentures are included.
[3]	Interest income, gains and losses on disposal of shares of publicly-traded companies and foreign exchange gains and losses are included.
[4]	Net of taxes.
[5]	Excluding Francoeur Mine.

Richmont Mines Inc. | 2012 Annual Report	21

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW 2011

(in thousands of $, unless otherwise stated)				Quarter	Year
	Q1	Q2	Q3	Q4	2011

PRINCIPAL FINANCIAL DATA
Revenues from precious metals	26,338	29,332	30,335	32,234	118,239
Cost of sales[1]	16,455	17,766	18,194	19,281	71,696
Exploration and project evaluation	857	3,305	3,755	3,009	10,926
Administration	1,301	1,324	1,312	1,519	5,456
Gain on disposal of long term assets	(3,000)	-	-	(10)	(3,010)
Other revenues	(86)	(79)	(127)	(51)	(343)
Financial expenses[2]	29	28	29	29	115
Financial revenues[3]	(51)	(172)	(751)	(213)	(1,187)
Mining and income taxes	2,086	2,105	1,803	2,549	8,543

Net earnings from continuing operations	8,747	5,055	6,120	6,121	26,043

Net loss from discontinued operation	(35)	(42)	(33)	(15)	(125)

Net earnings	8,712	5,013	6,087	6,106	25,918

Cash flows from operating activities	9,503	7,740	11,893	9,702	38,838
Investments in property, plant and equipment[4]	6,153	7,558	7,558	10,401	31,670

KEY PER-SHARE DATA
Net earnings from continuing operations
basic (CAN$)	0.27	0.16	0.19	0.19	0.81
diluted (CAN$)	0.27	0.16	0.19	0.18	0.80
Net earnings
basic (CAN$)	0.27	0.16	0.19	0.19	0.81
diluted (CAN$)	0.27	0.16	0.19	0.18	0.80

Basic weighted average number of common shares outstanding (thousands)	31,271	31,543	31,733	32,691	31,813

OUNCES OF GOLD SOLD
Island Gold Mine	14,233	11,283	11,693	11,987	49,196
Beaufor Mine	5,001	8,802	6,139	7,005	26,947

Total	19,234	20,085	17,832	18,992	76,143

KEY PER-OUNCE OF GOLD DATA
Selling price (CAN$)	1,369	1,460	1,701	1,697	1,553
Exchange rate (2011 average)	0.9891	0.9891	0.9891	0.9891	0.9891
Selling price (US$)	1,384	1,476	1,720	1,716	1,570
Cash cost (US$)
Island Gold Mine	658	781	801	847	766
Beaufor Mine	972	772	1,070	941	921
Weighted average	740	776	894	882	821

Depreciation and depletion (US$)	124	115	136	143	129

Total cost (US$)	864	891	1,030	1,025	950

[1]	Expenses related to operating costs, royalties, and depreciation and depletion related to cost of sales are included.
[2]	Interest expenses and accretion expense of asset retirement obligations are included.
[3]	Interest income, gains and losses on disposal of shares of publicly-traded companies and foreign exchange gains and losses are included.
[4]	Excluding an exploration tax credit of $2,554 in Q2, $1,831 in Q3 and $686 in Q4 for a total of $5,071 in 2011.

22	Richmont Mines Inc. | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

ANNUAL REVIEW, 2008 TO 2012

(in thousands of $, except per share, per ounce and ounces sold data)
	IFRS			Canadian GAAP
(Years ended December 31)	2012	2011	2010	2009	2008
PRINCIPAL FINANCIAL DATA
Revenues from precious metals[1,2]	101,148	118,239	87,182	71,884	70,591
Cost of sales[1,3]	73,798	71,696	66,103	54,262	46,556
Exploration and project evaluation[4]	20,265	5,456	4,913	3,681	3,665
Administration[4]	10,270	10,926	7,260	7,066	10,547
Loss (gain) on disposal of long assets	198	(3,010)	(489)	(594)	29
Depreciation, depletion and write-off [4]	-	-	-	5,696	5,687
Other revenues[1]	(598)	(343)	(3,287)	-	-
Financial expenses [3,5]	656	115	103	-	-
Financial revenues[2]	(837)	(1,187)	(468)	-	-
Mining and income taxes	373	8,543	3,743	1,475	437
Non-controlling interests	-	-	(128)	(38)	2,035
Net earnings (loss) from continuing operations	(2,977)	26,043	9,432	336	1,635
Net loss from discontinued operation	(42,038)	(125)	(98)	-	-
Net earnings (loss)	(45,015)	25,918	9,334	336	1,635
Cash flows from operating activities	7,656	38,838	18,279	2,967	12,117
Investments in property, plant and equipment	37,854	31,670	16,774	8,012	5,193
Cash, cash equivalents and shares of
publicly-traded companies	59,840	64,425	41,341	21,880	26,142
Working capital	54,296	68,711	43,880	24,936	26,753
Shareholders’ equity	118,363	134,134	94,791	69,961	69,042
KEY PER-SHARE DATA (CAN$)
Net earnings (loss) from continuing operations
basic	(0.08)	0.81	0.33	0.01	0.07
diluted	(0.08)	0.80	0.32	0.01	0.07
Net earnings (loss)
basic	(1.28)	0.81	0.33	0.01	0.07
diluted	(1.28)	0.80	0.32	0.01	0.07
Weighted average number of common
shares outstanding (thousands)	35,055	31,813	28,687	26,108	24,047
Shares outstanding (thousands)	39,566	33,110	31,230	26,104	26,113

OUNCES OF GOLD SOLD
Island Gold Mine	41,686	49,196	45,865	38,879	38,037
Beaufor Mine	19,055	26,947	22,258	20,854	32,908
Total	60,741	76,143	68,123	59,733	70,945
KEY PER-OUNCE OF GOLD DATA (excluding Francoeur Mine)
Selling price (CAN$)	1,665	1,553	1,280	1,107	934
Exchange rate (annual average)	0.9996	0.9891	1.0299	1.1420	1.0660
Selling price (US$)	1,666	1,570	1,243	969	876
Cash cost (US$)
Island Gold Mine	884	766	783	736	659
Beaufor Mine	1,393	921	867	740	509
Weighted average	1,044	821	810	737	590
Depreciation and depletion (US$)	159	129	97	73	68
Total cost (US$)	1,203	950	907	810	658
NUMBER OF EMPLOYEES (at December 31)	471	489	407	343	312

[1]

In 2012, 2011 and 2010, the income generated from silver sales, which was previously accounted for as a reduction of operating costs, is included in other revenues, as well as revenues from custom milling.

[2]	Under IFRS, interest income, gains and losses on disposal of shares of publicly-traded companies and foreign exchange gains and losses are now presented separately as financial revenues.
[3]

In 2012, 2011 and 2010, cost of sales includes operating costs, royalties, custom milling and depreciation and depletion related to cost of sales. Accretion expense of asset retirement obligations is now included in financial expenses.

[4]	In 2012, 2011 and 2010, depreciation and depletion expenses are allocated to function rather than being showed as a separate line in the income statement.
[5]	Interest expenses and accretion expense of asset retirement obligations are included.

Richmont Mines Inc. | 2012 Annual Report	23

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SUMMARY OF RESULTS FOR THE FOURTH QUARTER

(in thousands of $)	2012	2011
	$	$
Revenues from precious metals	24,861	32,234
Expenses	25,789	26,113
Net earnings (loss) from continuing operations	(2,641)	6,121
Net loss from discontinued operation	(13,854)	(15)
Net earnings (loss)	(16,495)	6,106
Cash flows from operating activities	104	9,702

Total revenue from precious metals for the fourth quarter of 2012 was $24.9 million, versus $32.2 million in the comparable period of 2011. The year-over-year decrease reflects lower gold ounce sales of 14,810 ounces from the Island Gold and Beaufor mines in the fourth quarter of 2012, versus 18,992 ounces in the year-ago period, which was driven by lower recovered grades. Revenue in the fourth quarter of 2012 similarly excludes revenues generated by the sale of 3,401 ounces of gold produced at the Francoeur Mine in the period. A total of 14,810 ounces of gold were sold at an average price of US$1,680 (CAN$1,679) in the fourth quarter of 2012, versus gold sales of 18,992 ounces at an average price of US$1,716 (CAN$1,697) in the fourth quarter of 2011.

Fourth quarter expenses (excluding a discontinued operation) decreased to $25.8 million in 2012 from $26.1 million in the prior year, as higher exploration and project evaluation costs and higher administrative expenses were offset by an income tax recovery in the quarter. Cost of sales totalled $19.3 million in the fourth quarter of 2012, unchanged from $19.3 million in the year-ago period, as the increased costs resulting from slightly higher tonnage levels at the Island Gold Mine and Beaufor Mine were offset by lower per tonne costs, primarily at Island Gold. The average cash cost per ounce of gold sold increased to US$1,116 (CAN$1,116) in the fourth quarter from US$882 (CAN$872) in the year-ago period, primarily as a result of significantly lower recovered grades at the Beaufor Mine.

On November 29, 2012, the Corporation announced the immediate closure of the Francoeur Mine. High operating costs at the mine driven by low realized grades, difficult mining conditions and a tight labour pool for the experienced miners required for the challenging mining conditions at the operation, in conjunction with management’s inability to foresee marked improvements in the future, were the main factors in the difficult but responsible decision to close the mine. Total charges related to the mine closure including asset write-downs, closure costs and operational losses, totaled $15.6 million ($13.9 million after-tax) in the fourth quarter.

CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance was $59.8 million at December 31, 2012, down slightly from the $63.5 million balance at December 31, 2011. Year-end cash levels reflect the completion of a private placement in September 2012 that generated a total cash consideration of $26.0 million, combined with $7.7 million of cash generated from operations. These cash inflows were offset by investments of $37.9 million in property, plant and equipment during the year.

Year-end 2011 cash and cash equivalent levels rose $23.5 million over the $40.0 million balance at December 31, 2010. This increase was attributable to the completion of a private placement in October 2011 that generated a total cash consideration of $10.3 million, combined with $38.8 million of cash generated from operations in 2011 and $3.0 million obtained from the sale of the Valentine Lake property in the first quarter of the year. This increase was offset by 2011 investments of $31.7 million in property, plant and equipment, of which $19.2 million were invested to advance the Francoeur Mine towards commercial production.

24	Richmont Mines Inc. | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

At December 31, 2012, Richmont had working capital of $54.3 million compared with $68.7 million at December 31, 2011. The $14.4 million decrease reflects a $3.7 million decrease in cash and cash equivalents, a $9.7 million decrease in exploration tax credits receivable, a portion of which were applied against income and mining tax liabilities, and a $5.4 million increase in account payables and accrued charges that stemmed from the discontinuation of operations at the Francoeur Mine.

CAPITAL RESOURCES

The Corporation issued 483,600 common shares during 2012 and 899,400 in 2011 following the exercise of stock options, for a total cash consideration of $1.5 million and $2.8 million, respectively. In 2010, the Corporation issued 401,000 common shares following the exercise of stock options, for a total cash consideration of $1.5 million.

In September 2012, the Corporation issued, as part of a private placement, 5,972,540 common shares at $4.35 each for a total consideration of $26.0 million. An expense of $1.0 million has been incurred relating to the issuance of common shares, creating a non recorded future tax asset of $0.2 million.

In October 2011, the Corporation issued, as part of a private placement, 980,500 common shares at $10.50 each, for a total cash consideration of $10.3 million and 245,125 stock warrants. An expense of $0.5 million was incurred in relation to the issuance of common shares, creating a future tax asset of $0.1 million.

In June 2010 the Corporation issued 3,300,000 common shares at $5.00 each, for gross proceeds of $16.5 million, as part of a financing by short-form prospectus. Net proceeds of $15.2 million were used for development work at Richmont’s projects, primarily the Francoeur Mine in Quebec, and for general corporate purposes.

Also, on June 30, 2010, the Corporation issued 1,425,407 common shares at a price of $4.69 each, following Richmont’s successful acquisition of the outstanding 30% of the issued and outstanding shares of Louvem Mines Inc. that it did not previously own.

The Corporation had 39.6 million shares outstanding as of December 31, 2012.

Richmont Mines’ main investment allocations in 2013 will be at its Island Gold Mine, W Zone project and Monique Gold project, and the Corporation expects to fund these investments with existing cash and cash equivalents and with cash flows from operations.

COMMITMENTS AND CONTINGENCIES

The Corporation is subject to royalty payments on 50% of the production of the Beaufor Mine at a rate of $30 per ounce produced, a 3% Net Smelter Return royalty per ounce produced at the Island Gold Mine. Royalty payments could be payable on other properties if such other properties are brought into commercial production.

The Corporation is committed, under an operating lease expiring in December 2017, to pay a total sum of $0.7 million for office space. Minimum rental payments for the next five years amount to $0.1 million annually.

The Corporation is committed, under two finance lease obligations related to rolling stock, that expire in December 2013 and in January 2014, to pay a sum totalling $1.0 million annually. The carrying value of rolling stock under finance leases totals $1.7 million.

In March and in August 2012, the Corporation signed agreements with thirteen employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March and August 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. The total amount that could be paid as Retention Awards under these agreements is $6.0 million.

Richmont Mines Inc. | 2012 Annual Report	25

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

On May 9, 2011, the Corporation announced the signing of an option agreement with Globex Mining Enterprises Inc. (“Globex”) to acquire a 100% interest in five claims. Under the terms of the agreement, the Corporation paid $0.5 million and to maintain the option had to pay an additional $0.5 million in November 2012. In addition, the Corporation had to incur $1.0 million in expenditures on the claims before November 2012 and an additional $1.0 million before thirty-six months following the signing of the agreement. To exercise its option to acquire the claims, the Corporation would then have had to pay $2.0 million and issue 500,000 common shares in May 2014. Finally, following the acquisition, the Corporation would have had to incur an additional $1.0 million in expenditures on the claims within a twelve month period. On October 2012, the Corporation abandoned its option agreement on Globex claims by sending a written notice. As a result, the Corporation was not required to pay the amount of $0.5 million in November 2012 and will not be required to pay any future amount.

The Corporation is involved in two legal proceedings. The first one involves a lawsuit against a supplier (the “company”) for non-compliance of a supply agreement, which has resulted in additional costs for the Corporation. The company disputed the amount claimed by the Corporation, and counter-sued the Corporation for an amount higher than the Corporation’s original claim amount, on the basis that the company had to absorb substantial costs following the breach of contract. The second dispute is related to an invoice that the Corporation is contesting because the amount invoiced included costs stemming from work that the Corporation had not previously authorized. This work was not specified in the contract, and did not meet the parameters of the signed contract that stated that any additional work required prior approval. The parties have chosen to transfer the case to arbitrators as stipulated in the contract. Management is of the opinion that the basis of these litigations is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

Furthermore, a wholly owned subsidiary, acquired in December 2008, is currently subject to a tax review concerning a December 2006 financing done through the issuance of flow-through shares. The purpose of the review is to ensure that the expenditures made are acceptable Canadian Exploration Expenses under the laws of flow-through share financing. No provision has been accounted for in the financial statements as Management is of the opinion that this financing was compliant with the applicable laws.

Finally, the Corporation received a draft assessment from the Quebec tax authorities, whom are not allowing the Corporation to claim certain exploration tax credits for years 2009 to 2011. An amount of $4.1 million initially recorded as exploration tax credits receivable was reversed and reflected as an increase to property, plant and equipment. The management of the Corporation is contesting this position, because it believes that the Corporation had the right to claim these exploration tax credits.

RELATED PARTIES

The corporate secretary is a partner at a law firm. During 2012, the Corporation received professional services from this firm for a total consideration of $0.3 million, including taxes ($0.2 million in 2011 and $0.6 million in 2010).

One member of the Board of Directors is a partner at another law firm. During 2011, the Corporation received professional services from this firm for a total consideration of $0.03 million, including taxes ($0.01 million in 2010).

On February 1, 2012, the Corporation completed a private placement of $10.0 million with the past Vice Chairman of the Corporation’s Board of Directors and two members of his immediate family in the form of debentures convertible into the Corporation’s common shares. The convertible debentures were entirely retired in September 2012.

OFF-BALANCE-SHEET TRANSACTIONS

In 2012, 2011 and 2010, the Corporation was not involved in any off-balance-sheet transactions.

26	Richmont Mines Inc. | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As at December 31, 2012, 2011 and 2010, Richmont Mines had no gold hedging contracts and no currency exchange contracts. In these years, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

The Corporation has classified its shares of publicly-traded companies as available-for-sale financial assets, cash and cash equivalents and receivables as loans and receivables, and its payables, accruals and provisions and finance leases obligations as financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables, held-to-maturity investments and financial liabilities, which are measured at amortized cost.

Cash and cash equivalents, receivables and payables, accruals and provisions and finance leases obligations are recorded at book value and represent their approximate fair value, as these items will be realized or settled in the short term.

Available-for-sale financial assets are measured at fair value, with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet, either through a sale or when a permanent decline in value is recognized. The fair value of shares of publicly-traded companies is the bid price of the stock.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of assumptions that have a significant impact on revenue and expenses as well as on the amounts of assets and liabilities. The following factors represent the estimates that management considers the most significant, and for which the actual amounts may differ considerably thereby affecting operating results.

Net loss from discontinued operation

At the end of November 2012, management made the decision to cease commercial gold production at the Francoeur Mine. As a result, revenues, expenses and losses relating to the discontinuation of this operation have been segregated from the Corporation’s results from continuing operations, and are shown as a single line item in the consolidated income statement. The Francoeur Mine remaining property, plant and equipment have been valued at their recoverable amount, and management expects that the majority of these assets will be redeployed to the Corporation’s other mines. The recoverable value of assets was established by three internal experts with the necessary expertise to determine the value of mining assets. They evaluated the fair value for each asset considering the general condition of the asset as well as the actual conditions of the market. The Corporation estimates dismantling costs and severance costs by making assumptions such as retention of employees and timing of dismantling. The uncertainty of these estimations may lead to differences between the actual expenses and the estimated costs.

Mineral reserves

The main parameters used to determine the mineral reserves of Beaufor Mine, W Zone Project and Island Gold Mine are the following:

	2012	2011	2010
Gold (US$/ounce)	1,450	1,200	1,000
Exchange rate (US$/CAN$)	1.00	1.00	1.00
Gold (CAN$/ounce)	1,450	1,200	1,000

Richmont Mines Inc. | 2012 Annual Report	27

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Basis of depletion of mining sites in production

Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to residual value. Management estimates the residual value of property, plant and equipment based on the estimated fair value as of the financial position date. For these assets, the depletion rate is calculated based on the number of ounces of gold sold in proportion to the number of ounces in proven and probable reserves.

Proven and probable reserves are estimates of the quantity of ore that could be economically and legally extracted from a mine. The Corporation estimates its reserves using information compiled by qualified persons who work for the Corporation. This information relates to geological data on the size, depth and shape of the deposit and requires geological assessments to interpret the data. The assessment of proven and probable reserves is based on factors such as the estimated exchange rate, price of metals, capital investments required and production costs stemming from geological assumptions based on the size and grade of the deposit. Changes in proven and probable reserves could have an impact on the net carrying amount of property, plant and equipment, asset retirement obligations, recognition of deferred tax assets and amortization, depreciation and depletion expenses.

Asset retirement obligations

The Corporation assesses its asset retirement obligations annually. Determining these obligations requires significant estimates and assumptions due to the numerous factors that affect the amount ultimately payable. Such factors include estimates of the scope and cost of restoration activities, legislative amendments, known environmental impacts, the effectiveness of reparation and restoration measures and changes in the discount rate. This uncertainty may lead to differences between the actual expense and the allowance. At the date of the statement of financial situation, asset retirement obligations represent management’s best estimate of the charge that will result when the actual obligation is terminated.

Impairment test of property, plant and equipment

Determining if there are any facts and circumstances indicating impairment loss or reversal of impairment losses is a subjective process involving judgment and a number of estimates and interpretations in many cases. When an indication of impairment loss or a reversal of an impairment loss exists, the recoverable amount of the individual asset must be estimated. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs must be determined.

The assumption used in the asset valuation process was a price of CAN$1,550 per ounce of gold in 2013, CAN$1,500 in 2014, and CAN$1,450 in 2015. These prices are used in order to estimate future revenues and are based on an average price obtained from mining industry analysts.

In the process of measuring expected future cash flows, management makes assumptions about future operating results, such as future metal production (Proven and Probable reserves), estimated future metal prices, operating costs, capital and site restoration expenses and estimated future foreign exchange rates. These assumptions relate to future events and circumstances. Actual results may differ from estimated results.

28	Richmont Mines Inc. | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Income taxes and deferred mining taxes

The Corporation is subject to taxes from different tax jurisdictions. Management continually evaluates the likelihood that its deferred tax assets could be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. The corporation also maintains allowances for uncertain tax positions that, in its opinion, appropriately reflect the risks related to the tax positions subject to discussions, audits, differences of opinion and appeals with the tax authorities or that are otherwise uncertain. These allowances are determined using best estimates of the amount payable based on a qualitative assessment of all relevant information. These allowances are reassessed at the end of each financial reporting period to determine if the amount is sufficient. However, audits by the tax authorities could subsequently result in an additional liability. Upon the definite resolution of a tax issue resulting in a tax amount that differs from the initially recognized tax expense, the difference is recognized in the tax expense of the period of definitive settlement.

Share-based remuneration expense

The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Corporation has made estimates as to the volatility of its own shares, the probable life of options and the time of exercise of those options. The model used by the Corporation is the Black-Scholes model. The Corporation similarly evaluated the expected extinguishments for each remuneration program within the parameters of each individual program.

Provisions and contingent liabilities

Judgments are made as to whether a past event has led to a liability that should be recognized in the consolidated financial statements or disclosed as a contingent liability. Quantifying any such liability often involves judgments and estimations. These judgments are based on a number of factors including the nature of the claims or dispute, the legal process and potential amount payable, legal advice received, past experience and the probability of a loss being realized. Several of these factors are sources of estimation uncertainty.

Start of advanced exploration phase

The Corporation evaluates the potential of each project to determine when the project should progress from the exploration phase to the advanced exploration phase. Once Management has determined that a project has demonstrated a potential for development, and a feasibility study supports its commercial viability and its economic benefit, the project moves into the advanced exploration phase once approval has been given by the Board of Directors. Expenditures related to the project are capitalized as of this time.

Start of commercial production

Management assesses the stage of completion of each advanced exploration project to determine when it begins commercial production. The Corporation considers a number of criteria to determine when a mine enters into commercial production, thereby resulting in reclassification from “Advanced exploration project” to “Mining site in production”. The following criteria are used:

  Production capacity achieved

  Recovered grade

  Stage of completion of development work

When a mine under advanced exploration project becomes a mining site under production, previously capitalized costs are allocated among the various assets, such as inventory, development expenses, buildings and equipment. Additionally, from that time, some previously capitalized costs are then recognized as expenses and the related income is recognized as precious metals revenue. Depreciation/depletion begins at that time as well.

Richmont Mines Inc. | 2012 Annual Report	29

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

NEW ACCOUNTING PRONOUNCEMENT

During the year, the Corporation early adopted the amendments to IAS 1 Presentation of financial statements from the Annual Improvements 2009-2011. These amendments to IAS 1 are effective for annual period beginning on or after January 1st, 2013 and clarify that the requirements for comparative information provided beyond minimum requirements should be presented in accordance with IFRS.

FUTURE ACCOUNTING PRONOUNCEMENTS

At the date of authorization of these consolidated financial statements, new standards, amendments and interpretations to existing standards have been published by the International Accounting Standards Board (“IASB”) but are not yet effective, and have not been adopted early by the Corporation.

Management anticipates that all of the pronouncements not yet effective will be adopted in the Corporation’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Corporation’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Corporation’s consolidated financial statements.

Amendments to IAS 1 Presentation of financial statements

The Amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012 and require entities to group items presented in other comprehensive income (OCI) into those that, in accordance with other IFRSs, will not be reclassified subsequently to profit or loss and those that will be reclassified subsequently to profit or loss when specific conditions are met. The existing option to present items of OCI either before tax or net of tax remains unchanged; however, if the items are presented before tax, then the amendments to IAS 1 require the tax related to each of the two groups of OCI to be shown separately. Management does not anticipate a material impact on the consolidated financial statements from these Amendments.Consolidation Standards.

IFRS 9 Financial Instruments (IFRS 9)

The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement (IAS 39) in its entirety with IFRS 9. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2015. Chapters dealing with impairment methodology and hedge accounting are still being developed. Further, in November 2012, the IASB published an exposure draft in order to made limited modifications to IFRS 9’s financial asset classification model to address application issues. Management has not yet assess the impact of this new standard on the consolidated financial statements. However, Management does not expect to implement IFRS 9 until all of its chapters have been published and the impact of all resulting changes can be comprehensively assessed.

Consolidation standards

A package of new consolidation standards is effective for annual periods beginning or after January 1, 2013. Information on these new standards is presented below. Management has not yet completed its assessment of the impact of these new and revised standards on the Corporation’s consolidated financial statements.

30	Richmont Mines Inc. | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

IFRS 10 Consolidated Financial Statements (IFRS 10)
IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation - Special Purpose Entities. IFRS 10 revises the definition of control and provides extensive new guidance on its application. These new requirements have the potential to affect which of the Corporation’s investees are considered to be subsidiaries and therefore change the scope of consolidation. However, the requirements on consolidation procedures, accounting for changes in non-controlling interests and accounting for loss of control of a subsidiary remain the same. Management’s provisional analysis is that IFRS 10 will not change the classification (as subsidiaries or otherwise) of any of the existing investees at December 31, 2012.

IFRS 11 Joint Arrangements (IFRS 11)
IFRS 11 supersedes IAS 31 Interests in Joint Ventures (IAS 31). It aligns more closely the accounting by the investors with their rights and obligations relating to the joint arrangement. In addition, IAS 31's option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method, which is currently used for investments in associates. Management does not anticipate a material impact on the consolidated financial statements from these Amendments.

IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)
IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities.

Transition guidance for IFRS 10, 11 and 12
Subsequent to issuing the new standards the IASB made some changes to the transitional provisions in IFRS 10, 11 and 12. The guidance confirms that the entity is not required to apply IFRS 10 retrospectively in certain circumstances and clarifies the requirements to present adjusted comparatives. The guidance also makes changes to IFRS 11 and 12 which provide similar relief from the presentation or adjustment of comparative information for periods prior to the immediately preceding period. Further, it provides additional relief by removing the requirement to present comparatives for the disclosures relating to unconsolidated structured entities for any period before the first annual period for which IFRS 12 is applied.

The new guidance is also effective for annual periods on or after January 1, 2013.

Consequential amendments to IAS 27 Separate Financial Statements (IAS 27) and IAS 28 Investments in Associates and Joint Ventures (IAS 28)
IAS 27 now only addresses separate financial statements. IAS 28 brings investments in joint ventures into its scope. However, IAS 28's equity accounting methodology remains unchanged.

IFRS 13 Fair Value Measurement (IFRS 13)

IFRS 13 clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It does not affect which items are required to be fair-valued. IFRS 13 applies prospectively for annual periods beginning on or after January 1, 2013. Management is in the process of reviewing its valuation methodologies for conformity with the new requirements and has not yet completed its assessment of their impact on the Corporation’s consolidated financial statements.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

The Amendments to IAS 32 add application guidance to address inconsistencies in applying IAS 32’s criteria for offsetting financial assets and financial liabilities in the following two areas:

  the meaning of “currently has a legally enforceable right of set-off”

  that some gross settlement systems may be considered equivalent to net settlement.

Richmont Mines Inc. | 2012 Annual Report	31

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively. Management does not anticipate a material impact on the Corporation's consolidated financial statements from these Amendments.

Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)

Qualitative and quantitative disclosures have been added to IFRS 7 Financial Instruments: Disclosures (IFRS 7) relating to gross and net amounts of recognised financial instruments that are (a) set off in the statement of financial position and (b) subject to enforceable master netting arrangements and similar agreements, even if not set off in the statement of financial position. The Amendments are effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. The required disclosures should be provided retrospectively. Management does not anticipate a material impact on the consolidated financial statements from these Amendments.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

This new interpretation addresses accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current asset. This interpretation also provides guidance for the initial measurement, depreciation or amortization and impairment of such assets. It is applicable for annual periods beginning on or after January 1, 2013. Management has not yet assessed the impact of the adoption of this new interpretation on its consolidated financial statements.

Annual Improvements 2009-2011

The Annual Improvements 2009-2011 made several minor amendments to a number of IFRSs. The amendments relevant to the Corporation are summarised below:

Clarification of the requirements for opening statement of financial position clarifies that the appropriate date for the opening statement of financial position is the beginning of the period 2010 (related notes are no longer required to be presented);

  addresses comparative requirements for the opening statement of financial position when an entity changes accounting policies or makes retrospective restatements or reclassifications, in accordance with IAS 8.

Tax effect of distribution to holders of equity instruments

  addresses a perceived inconsistency between IAS 12 Income Taxes (IAS 12) and IAS 32 Financial Instruments: Presentation (IAS 32) with regards to recognizing the consequences of income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction;

  clarifies that the intention of IAS 32 is to follow the requirements in IAS 12 for accounting for income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction.

Segment information for total assets and liabilities

  clarifies that the total assets and liabilities for a particular reportable segment are required to be disclosed if, and only if: (i) a measure of total assets or of total liabilities (or both) is regularly provided to the chief operating decision maker; (ii) there has been a material change from those measures disclosed in the last annual financial statements for that reportable segment.

The Annual Improvements noted above are effective for annual periods beginning on or after January 1, 2013. Management does not anticipate a material impact on the Corporation's consolidated financial statements from these Amendments.

32	Richmont Mines Inc. | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Adjusted net earnings and adjusted net earnings per share do not have any standardized definition under IFRS. Management uses these performance measures to assess the operating performance of the Corporation without the effects of unusual items because they affect the comparability of the financial results and could potentially distort the business performance.

The adjusted net earnings of 2012 exclude charges from the discontinued operation of the Francoeur Mine and the severance compensation to the Corporation’s ex-President and CEO. In 2011, the adjusted net earnings exclude a gain on disposal of a mining property and for both 2011 and 2010 exclude charges related to the discontinued operation of the Francoeur Mine. All of these adjustments are net of taxes.

The following table is a reconciliation of net earnings (loss) to adjusted net earnings (loss) on a consolidated basis.

	2012	2011	2010
	$	$	$

Net earnings (loss)	(45,015)	25,918	9,334[1]
Adjustments, net of taxes:
Charges related to the Francoeur Mine closure	42,038	125	98
Severance compensation to the Corporation’s ex-President and CEO	1,456	-	-
Gain on the sale of the Valentine Lake property	-	(2,337)	-

Adjusted net earnings (loss)	(1,521)	23,706	9,432

Basic weighted average number of common shares outstanding (in thousands)	35,055	31,813	28,687

Adjusted net earnings (loss) per share	(0.04)	0.75	0.33
[1]	Net earnings exclude a $128 net loss attributable to non-controlling interests.

GENERAL ANNUAL INFORMATION

Labour relations

Richmont Mines offers its employees a compensation package including attractive benefits and a stock-option plan for management. The Corporation employed a total of 471 workers and 107 contractors at December 31, 2012, versus 489 workers and 87 contractors at December 31, 2011.

Work safety is a priority for Richmont Mines, and the Corporation spares no effort in this regard. There is a very active health and safety committee at all of our operations, and Richmont Mines has a good record of health and safety in the workplace.

The Corporation’s operating mines and mill achieved noteworthy health and safety records in 2012. More specifically, the Island Gold Mine and Camflo Mill attained two and three years, respectively, without a lost-time accident in 2012, and the Beaufor Mine reached the notable milestone of five years (1 million hours) without a lost-time accident. Richmont management would like to thank our employees for their immeasurable contribution to the Corporation’s strong health and safety record, and congratulate each and every one of them for their ongoing commitment and day to day involvement.

Richmont Mines Inc. | 2012 Annual Report	33

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Environment

Respect for the environment is one of our Corporation’s main preoccupations. Consequently, our management and employees make every effort to respect increasingly strict environmental regulations. The Corporation provides for the adequate closure of its operating sites once reserves are depleted. In 2012, Richmont Mines guaranteed the restoration of its mining sites through letters of credit, in the amount of $2.3 million, $0.1 million of restricted deposits with the Quebec government and $0.2 million of restricted deposits with the Ontario government. Tailings sites are one of the most critical environmental concerns for gold producers. However, Richmont Mines’ tailings sites are not acid-generating, which greatly simplifies future site-restoration projects and reduces their cost.

Disclosure controls and internal controls over financial reporting

Management, including the President and Chief Executive Officer and the Executive Vice-President, and Chief Financial Officer, have designed disclosure controls and procedures, or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation has been made known to them and has been properly disclosed in the annual regulatory filings.

An evaluation was carried out, under management supervision, of the effectiveness of the Corporation’s disclosure controls and procedures, as at December 31, 2012, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based on this evaluation, management has concluded that the design and operation of these disclosure controls and procedures were effective.

Management, including the President and Chief Executive Officer and the Executive Vice-President, and Chief Financial Officer, have also designed internal controls over financial reporting, or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. An evaluation was carried out, under management supervision, of the effectiveness of our internal control over financial reporting, as at December 31, 2012, using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as at December 31, 2012.

34	Richmont Mines Inc. | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

RISK FACTORS

The following risk factors should be carefully considered when evaluating an investment in the Corporation’s common shares:

Risks Associated with the Mining Industry

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.

The Corporation's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Corporation actively seeks to replace and expand its mineral reserves, primarily through exploration and development as well as through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, the Corporation's current or future exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The Corporation's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices and changes in the exchange rate between the U.S. and Canadian Dollars.

The Corporation's earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Corporation's control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions, production costs in major gold-producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Corporation's financial performance or results of operations. If the market price of gold falls below the Corporation's total cash costs per ounce of production at one or more of its projects at that time and remains so for any sustained period, the Corporation may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. Also, the Corporation's evaluation of proven and probable reserves at its current mines were based on a market price of gold between $1,200 and $1,450 per ounce. If the market price of gold falls below this level, the mines may be rendered uneconomic and production may be suspended. The Corporation's policy and practice is not to sell forward its future gold production; however, under the Corporation's price risk management policy, approved by the Corporation's board of directors (the "Board"), the Corporation may review this practice on a project by project basis. The Corporation may occasionally use derivative instruments to mitigate the effects of fluctuating byproduct metal prices; however, these measures may not be successful.

Richmont Mines Inc. | 2012 Annual Report	35

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix").

(US$ per ounce)	2012	2011	2010	2009	2008	2007
High price	1,792	1,895	1,421	1,212	1,011	841
Low price	1,540	1,319	1,058	810	712	608
Average price	1,669	1,572	1,225	972	872	695

On February 20, 2012, the London P.M. Fix was US$1,588.50 per ounce of gold.

The Corporation's operating results and cash flows are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Corporation's precious metals revenues are earned in U.S. dollars but the majority of its operating costs at its mines, are in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2007 to January 1, 2013, the Noon Buying Rate fluctuated from a high of CAN$1.3000 per US$1.00 to a low of CAN$0.9170 per US$1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations.

The Corporation has no gold hedging contracts and no U.S. dollar exchange contracts. However, the Corporation may engage in hedging activities in the future. Hedging activities are intended to protect a corporation from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Hedging activities may protect a corporation against low gold prices, however, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. The Corporation continually evaluates the potential short- and long-term benefits of engaging in such derivative strategies based upon current market conditions. However, the use of byproduct metal derivative strategies may not benefit the Corporation in the future. There is a possibility that the Corporation could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Corporation could fail to produce enough precious metals to offset its forward delivery obligations, causing the Corporation to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of precious metals revenue. If the Corporation is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected.

Also, the Corporation may in the future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, such hedging strategies may not prove to be successful and foreign exchange fluctuations may materially adversely affect the Corporation's financial performance and results of operations.

36	Richmont Mines Inc. | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

If the Corporation experiences mining accidents or other adverse conditions, the Corporation's mining operations may yield less gold than indicated by its estimated gold production and to the extent not adequately covered by insurance may result in possible adverse financial consequences to the Corporation.

The Corporation's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, slope and pit wall failures, dams, fires or flooding or as a result of other operational problems such as a failure of mining, production and milling equipment. In addition, production may be reduced or curtailed if, during the course of mining, unfavourable, unusual or unexpected geological or geotechnical formations or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, data on which engineering assumptions are made prove faulty or dilution increases. The Corporation may also encounter shortages or interruptions of economical electricity and adequate water supplies at its mines and production facilities which may adversely affect operations. Finally, inclement weather conditions, floods and the occurrence of other adverse natural phenomena at its mine and production sites may curtail, interrupt or delay mining and production operations and the ability of the Corporation to transport and market its production. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Corporation's failure to achieve current or future production estimates and may make profitable mineral deposits unprofitable for continued production. In addition, the occurrence of industrial accidents may result in personal injury or death and damage to property which may result in possible legal liability to the Corporation and if not adequately covered by insurance possible adverse financial consequences to the Corporation. The occurrence of any of these factors could materially and adversely affect a project and as a result materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flows.

The exploration and development of new mineral deposits is subject to numerous risks and uncertainties which may adversely affect the Corporation’s ability to expand or replace its existing production.

The exploration process generally begins with the identification and appraisal of mineral prospects. Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits, acquiring title to prospects and the receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

  estimation of reserves;

  anticipated metallurgical recoveries;

  environmental considerations and permitting;

  estimates of future gold prices; and

  anticipated capital and operating costs of such projects.

Exploration and development of mineral deposits thus involve significant financial risks which a combination of careful evaluation, experience and knowledge may not eliminate. The discovery of an ore body may result in substantial rewards, however, few properties which are explored are ultimately developed into producing mines. A mine must generate sufficient revenues to offset operating and development costs such as the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the establishment of new reserves.

Richmont Mines Inc. | 2012 Annual Report	37

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Newly opened mines, mine construction projects and expansion projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs.

The Corporation's ability to replace its existing mineral reserves as they are produced and depleted will be dependent upon locating new or expanding production from existing economic mineral reserves and developing new mines or extending and expanding existing mining operations. The Corporation’s ability to achieve full production rates at its new and expanded mines on schedule is subject to a number of risks and uncertainties. New mines may require the construction of significant new underground mining operations and may present problems in acquiring and achieving access to mine locations. The construction of underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required title to mining deposits and access to locations, construction, environmental or operating permits and engineering and mine design adjustments and construction delays. These occurrences may result in delays in the planned start up dates and in additional costs being incurred by the Corporation beyond those budgeted. Moreover, the construction activities at possible mine extensions may take place concurrently with normal mining operations at, which may result in conflicts with, or possible delays to, existing mining operations.

Due to the nature of the Corporation's mining operations, the Corporation may face liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Corporation's insurance coverage may prove inadequate to satisfy future claims against the Corporation.

The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, slope and pit wall failures and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Corporation carries insurance to protect itself against certain risks of mining and processing which may not provide adequate coverage in certain unforeseen circumstances. The Corporation may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Corporation may become subject to liabilities which exceed policy limits. In these circumstances, the Corporation may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

38	Richmont Mines Inc. | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Corporation's operations are subject to numerous laws and extensive government regulations which may cause a reduction in levels of production, delay or the prevention of the development of new mining properties or otherwise cause the Corporation to incur costs that adversely affect the Corporation's results of operations.

The Corporation's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, and local governments in the jurisdictions in which the Corporation operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws, regulations or taxes, amendments to current laws, regulations or taxes governing operations and activities of mining corporations or more stringent implementation or interpretation thereof could have a material adverse impact on the Corporation, cause a reduction in levels of production and delay or prevent the development of new mining properties.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation sets high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by such legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various governmental bodies. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities.

All of the Corporation’s operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. The Corporation calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Corporation’s estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may become subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

New or expanded environmental regulations, if adopted, or more stringent enforcement of existing laws and regulations, could affect the Corporation’s projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flows.

Richmont Mines Inc. | 2012 Annual Report	39

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The conduct of mining operations is dependent upon obtaining and renewing applicable governmental permits the issuance of which may be subject to meeting certain conditions which may prove difficult and costly.

Mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Corporation in a timely manner, or at all, or, if they are issued, that they will be renewed, or that the Corporation will be in a position to comply with or can afford to comply with all conditions that may be imposed.

Increased regulation of greenhouse gas emissions and climate change issues may adversely affect the Corporation's operations.

The Corporation operates in a number of jurisdictions in which regulatory requirements have been introduced or are being contemplated to monitor, report and/or reduce greenhouse gas emissions. Under the Copenhagen Accord, Canada has committed to reducing greenhouse gas emissions by 17%, relative to 2005 levels, by 2020, but this commitment is subject to future alignment with reduction targets in the United States. Canada is currently developing new regulatory requirements to address greenhouse gas emissions. Similarly, the Province of Quebec has passed legislation enabling the establishment of a greenhouse gas emissions registry, greenhouse gas reduction targets and a cap-and-trade system to achieve Quebec's commitment to reduce greenhouse gas emissions by 20%, relative to 1990 levels, by 2020. The Corporation's operations in Quebec use primarily hydroelectric power and as a consequence are not large producers of greenhouse gases.

Title to the Corporation's properties may be uncertain and subject to risks.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral deposits may be disputed. Although the Corporation believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Corporation's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights in respect of its properties. Moreover, where the Corporation’s interest in a property is less than 100%, or a third party holds a form of profit sharing interest, the Corporation’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, which in certain circumstances may be the subject of differing interpretations between the parties to that agreement.

The success of the Corporation is dependent on good relations with its employees and on its ability to attract and retain key personnel.

Production at the Corporation's mines and mine projects is dependent on the efforts of the Corporation's employees and contractors. Relationships between the Corporation and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions that the Corporation operates. Changes in applicable legislation or in the relationship between the Corporation and its employees or contractors may have a material adverse effect on the Corporation's business, results of operations and financial condition.

A first collective agreement for a three-year period ending December 31, 2006 was entered into with the employees of the Camflo Mill in May 2004. At the beginning of 2007, this agreement was renewed for another three-year period ending December 31, 2009, and was again renewed at the beginning of 2010 for another three-year period ending December 31, 2012. The Corporation is presently negotiating the renewal of the collective agreement that expired on December 31, 2012.

40	Richmont Mines Inc. | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Corporation is also dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Corporation. The Corporation's ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. The Corporation faces significant competition for qualified personnel and the Corporation may not be able to attract and retain such personnel.

The estimates of mineral reserves and forecasts of the production are subject to numerous uncertainties, and the production and recovery of the reserve estimates appearing in the Annual Report may not be realized.

The ore reserves presented in the Annual Report are in large part estimates, and production of the anticipated tonnages and grades may not be achieved or the indicated level of recovery may not be realized. There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond the Corporation’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Corporation’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flows, results of operations and financial condition.

Also, the grade of ore mined may differ from that indicated by drilling results, and this variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

The Corporation’s annual production estimates are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

The mining industry is highly competitive, and the Corporation may not be successful in competing for new mining properties.

The mining industry is intensely competitive and the Corporation is in competition with other mining corporations for the acquisition of interests in precious and other metal or mineral mining properties which are in limited supply. In the pursuit of such acquisition opportunities, the Corporation competes with other Canadian and foreign companies that may have substantially greater financial and other resources. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on acceptable terms, or at all.

The Corporation may not have insurance or its insurance coverage may prove inadequate to reimburse the Corporation for liabilities encountered from operations.

The Corporation carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. Such insurance, however, contains exclusions and limitations on coverage. The Corporation believes that its insurance coverage is adequate and appropriate for the perceived risks of its current operations, however, such insurance may not continue to be available, or if available may not continue to be available at economically acceptably premiums or may not continue to be adequate to cover the Corporation’s anticipated liabilities. In some cases, however, risk coverage is not available or is considered too expensive relative to the perceived risk.

Richmont Mines Inc. | 2012 Annual Report	41

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Corporation cannot insure or against which it has elected not to insure.

The Corporation may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development.

The construction of mining facilities and commencement of mining operations, the expansion of existing capacity and the exploration and development of the Corporation's properties, including continuing exploration and development projects, will require substantial capital expenditures. Based on current funding available to the Corporation and expected cash from operations, the Corporation believes it has sufficient funds available to fund its projected capital expenditures for all of its current mining operations. However, if cash from operations is lower than expected or capital costs at these current mining operations or future projects exceed current estimates, or if the Corporation incurs major unanticipated expenses related to exploration, development or maintenance of its properties, the Corporation may be required to seek additional financing to maintain its capital expenditures at planned levels. In addition, the Corporation will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities; construct additional new mining and processing operations at any of its properties; or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Additional financing may not be available when needed or, if available, the terms of such financing may not be favorable to the Corporation and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain any financing necessary for the Corporation's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Corporation's properties, which may have a material adverse effect on the Corporation's business, financial condition and results of operations.

Weakness in the global credit and capital markets could have a material adverse impact on the Corporation's liquidity and capital resources.

The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the United States and abroad, and continued to show weakness and uncertainty in 2009, 2010, 2011 and into 2012. These unprecedented disruptions in the credit and capital markets have negatively impacted the availability and terms of credit and capital. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on the Corporation's liquidity, ability to raise capital and costs of capital. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Corporation's business, financial condition and results of operations.

The Corporation may be party to certain mining joint ventures in the future, under which the Corporation’s joint venture partners may be in a position to prevent the Corporation from meeting its objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture corporation. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions, such as an increase or reduction of registered capital, merger, division, dissolution, including indebtedness and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions, which could in turn lead to a deadlock. The Corporation’s existing or future joint venture partners may veto the Corporation’s business plans, with regard to a specific joint venture, and prevent the Corporation from achieving its objectives.

42	Richmont Mines Inc. | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

On a regular basis, the Corporation evaluates potential acquisitions of mining properties and/or interests in other mining corporations which may entail certain risks.

Consistent with its growth strategy, the Corporation evaluates the potential acquisition of advanced exploration, development and production assets on a regular basis. From time to time, the Corporation may also acquire securities of or other interests in corporations with whom the Corporation may complete acquisition or other transactions. These transactions involve inherent risks, including, without limitation:

  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

  ability to achieve identified and anticipated operating and financial synergies;

  unanticipated costs;

  diversion of management attention from existing business;

  potential loss of key employees or the key employees of any business the Corporation acquires;

  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

  decline in the value of acquired properties, corporations or securities.

Any one or more of these factors or other risks could cause the Corporation not to realize the benefits anticipated to result from the acquisition of properties or corporations, and could have a material adverse effect on the Corporation’s ability to grow and, consequently, on the Corporation’s financial condition and results of operations.

The Corporation continues to seek acquisition opportunities consistent with its acquisition and growth strategy, however, it may not be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Corporation’s business, results of operations and financial condition. In addition, to acquire properties and corporations, the Corporation could use available cash, incur debt, issue common shares or other securities, or a combination of any one or more of these. This could limit the Corporation’s flexibility to raise additional capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the common shares. When evaluating an acquisition opportunity, the Corporation cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, the Corporation engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. Potential transactions may not be successfully completed, and, if completed, the business acquired may not be successfully integrated into the Corporation’s operations. If the Corporation fails to manage its acquisition and growth strategy successfully it could have a material adverse effect on its business, results of operations and financial condition.

Richmont Mines Inc. | 2012 Annual Report	43

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Risks related to owning the Corporation’s common shares

The Corporation’s shares fluctuate in price.

The market price of the Corporation’s common shares may fluctuate due to a variety of factors relating to the Corporation’s business, including the announcement of expanded exploration, development and production activities by the Corporation and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Corporation’s mineral reserves, fluctuations in the Corporation’s operating results, sales of the Corporation’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about the Corporation’s strategic position, results of operations, business or significant transactions and general conditions in the mining industry or the worldwide economy. In addition, wide price swings are currently common in the markets on which the Corporation's securities trade. This volatility may adversely affect the prices of the Corporation's common shares regardless of the Corporation's operating performance. The market price of the Corporation’s common shares may experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

Issuance by the Corporation of additional common shares could affect the market price of the shares and dilute existing shareholders.

Issuance of a substantial number of the Corporation’s common shares by the Corporation, for example, in connection with a potential acquisition or to raise additional capital for operations, or to reduce indebtedness, or pursuant to existing agreements, or the availability of a large number of Corporation common shares that may be available for sale, could adversely affect the prevailing market prices for the Corporation’s outstanding common shares. A decline in the market price of the Corporation’s outstanding common shares could impair the Corporation’s ability to raise additional capital through the issuance of securities should the Corporation desire to do so.

The Corporation does not currently anticipate declaring any dividends on its common shares.

The Corporation has not declared or paid any dividends on its common shares since its incorporation and it has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. The Board of Directors assesses its dividend policy on a yearly basis. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Corporation, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

Regulation 43-101

The reserve and resource calculations as of December 31, 2012 and December 31, 2011 were performed by qualified persons as defined by Regulation 43-101 and were supervised by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation.

The reserve and resource calculations of Beaufor and Island Gold mines and W Zone project were prepared using a gold price of US$1,450 (CAN$1,450) per ounce for 2012 and US$1,200 (CAN$1,200) per ounce for 2011.

The reserve and resource calculation of the Francoeur Mine was based on a technical report filed on SEDAR on August 17, 2012 using a gold price of US$1,400 (CAN$1,400) per ounce that was prepared by qualified persons as defined by Regulation 43-101 and was supervised by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc.

The 2011 resource estimate of the Wasamac property is based on the 43-101 technical report filed on SEDAR on January 27, 2012, and was performed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

44	Richmont Mines Inc. | 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The resource estimate of the Monique property is based on the 43-101 technical report filed on SEDAR on February 3, 2012, and was performed by Mr. Raynald Vincent, Eng, M.G.P., Chief, Exploration Projects, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

Cautionary note to U.S. investors concerning resource estimates and civil liabilities and judgments

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining corporations, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Compliance with Canadian Securities Regulations

This Annual Report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Richmont Mines Inc. | 2012 Annual Report	45

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in this Report, particularly in the section “Risks and uncertainties”. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

Additional information and continued disclosure

This Management’s Discussion and Analysis was prepared as at February 26, 2013. The Corporation regularly discloses additional information through news releases, quarterly financial statements and its annual information form (AIF) on the SEDAR Web site (www.sedar.com) and through Richmont Mines’ Web site (www.richmont-mines.com).

Common shares
	2012	2011
Weighted average outstanding	35,054,878	31,813,120
Issued and outstanding (December 31)	39,566,103	33,109,963
Diluted (December 31)	42,413,353	34,991,688
Closing price on December 31 (TSX)	$2.99	$10.94

Toronto Stock Exchange (TSX) (CAN$)
2012	Share volume	High	Low	Close
First quarter	10,634,551	12.98	7.53	7.77
Second quarter	7,002,450	7.94	4.48	4.73
Third quarter	6,145,641	5.37	3.30	4.69
Fourth quarter	6,479,195	4.75	2.69	2.99
Annual summary	30,261,837	12.98	2.69	2.99

New York Stock Exchange Market (NYSE Market) (US$)
2012	Share volume	High	Low	Close
First quarter	20,439,460	12.91	7.53	7.78
Second quarter	14,239,741	7.93	4.32	4.63
Third quarter	15,531,132	5.40	3.23	4.76
Fourth quarter	14,740,434	4.86	2.71	3.01
Annual summary	64,950,767	12.91	2.71	3.01

46	Richmont Mines Inc. | 2012 Annual Report

TABLE OF RESERVES AND RESOURCES

TABLE OF RESERVES AND RESOURCES1

		December 31, 2012			December 31, 2011
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Island Gold Mine[2]
Proven Reserves	428,958	5.42	74,807	498,727	5.66	90,776
Probable Reserves	356,263	5.82	66,649	460,796	5.47	81,038
Measured Resources	28,531	5.58	5,115	4,750	5.12	781
Indicated Resources	474,379	6.94	105,843	674,608	7.06	153,139
Inferred Resources	279,569	6.20	55,744	344,382	6.07	67,238

Island Gold Deep[5]
Inferred resources	1,473,658	10.73	508,142	-	-	-

Beaufor Mine[2]
Proven Reserves	73,725	5.87	13,906	81,822	6.56	17,251
Probable Reserves	122,420	6.40	25,208	94,106	6.97	21,080
Measured Resources	89,562	5.46	15,788	77,581	5.68	14,157
Indicated Resources	684,718	6.57	144,475	708,987	6.71	152,904
Inferred Resources	901,568	6.46	187,274	860,199	6.55	181,099

GOLD PROJECTS
Francoeur Mine[3]
Proven Reserves	8,439	4.52	1,226	52,626	5.14	8,700
Probable Reserves	-	-	-	452,061	4.74	68,880
Measured Resources	39,947	5.89	7,570	5,981	4.65	895
Indicated Resources	280,119	6.55	59,017	27,320	4.10	3,604
Inferred Resources	17,949	7.17	4,135	41,240	4.35	5,771

Wasamac
Measured Resources	3,124,480	2.75	276,536	1,923,218	2.87	177,485
Indicated Resources	12,127,049	2.89	1,125,727	4,839,237	2.44	378,900
Inferred Resources	18,758,786	2.66	1,605,388	25,686,159	2.58	2,130,532

W Zone[2]
Probable Reserves	132,251	7.21	30,680	132,342	7.25	30,860
Indicated Resources	107,511	6.76	23,377	68,457	6.94	15,273
Inferred Resources	5,589	7.95	1,429	4,510	7.49	1,086

Monique[4]
Indicated Resources	728,164	2.35	55,112	728,164	2.35	55,112
Inferred Resources	11,605	0.97	362	11,605	0.97	362

TOTAL GOLD
Proven and Probable Reserves	1,122,056	5.89	212,476	1,772,480	5.59	318,585
Measured and Indicated
Resources	17,684,460	3.20	1,818,560	9,058,303	3.27	952,250
Inferred Resources	21,448,724	3.43	2,362,474	26,948,095	2.75	2,386,088
[1]	Resources presented are exclusive of reserves.
[2]	In 2012, based on a price of US$1,450/oz and an exchange rate of 1.00 (in 2011, a price of US$1,200/oz and an exchange rate of 1.00 was used).
[3]	Francoeur Mine closed in November 2012. Broken, recoverable, stockpiled ore. Reserves and resources as at December 31, 2011 were adjusted to reflect the re-evaluation completed in June 2012.
[4]	Open pit resources established as of December 31, 2011, using a gold price of US$1,200/oz and an exchange rate of 1.00.
[5]

Established on January 25, 2013 based on a price of US$1,450/oz and an exchange rate of 1.00. A 43-101 technical report will be filed on SEDAR within 45 days following the press release issued on February 25, 2013.

Richmont Mines Inc. | 2012 Annual Report	47

DEFINITION OF RESERVES AND RESOURCES

Mineral Reserves

Mineral reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve provides a lower level of confidence than a Proven Mineral Reserve. A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. Such study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserves

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserves

A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Resource and, in some cases, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided in order of increasing confidence into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form or quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resources

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

48	Richmont Mines Inc. | 2012 Annual Report

DEFINITION OF RESERVES AND RESOURCES

Indicated Mineral Resources

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resources

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes.

Richmont Mines Inc. | 2012 Annual Report	49

MANAGEMENT’S REPORT

The consolidated financial statements and all of the information in this report are the responsibility of the management. It is management’s responsibility to select the appropriate accounting policies and to exercise its best judgement in determining reasonable and fair estimates based on International Financial Reporting Standards. Financial information found elsewhere in this report is consistent with the consolidated financial statements. This information and the consolidated financial statements are published with the Board of Directors’ approval.

The management of Richmont Mines Inc. is required to establish and maintain adequate internal control over financial reporting. Richmont Mines Inc.’s internal control over financial reporting is a process designed under the supervision of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer to provide reasonable assurance of the reliability of the Corporation’s financial information and the preparation of the Corporation’s financial statements for the publication of financial information in accordance with International Financial Reporting Standards.

The Board of Directors assumes its responsibilities for the financial statements primarily through the Audit Committee, made up solely of independent directors. The Audit Committee has reviewed all of the information in this report as well as the annual financial statements and has recommended they be approved by the Board. The Audit Committee also examines on a continuous basis the quarterly financial results and the results of external independent audits of accounting methods and the system of internal controls. The external auditors are free to communicate with the Audit Committee.

The following consolidated financial statements have been audited by Raymond Chabot Grant Thornton LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Their audit included the tests and other procedures they deemed necessary under the circumstances. Their independent opinion on the consolidated financial statements is presented hereinafter.

/s/ Paul Carmel	/s/ Pierre Rougeau
Paul Carmel	Pierre Rougeau
PRESIDENT AND CHIEF EXECUTIVE OFFICER	EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

February 20, 2013

50	Richmont Mines Inc. | 2012 Annual Report

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 (United States) and Canadian securities regulations, for Richmont Mines Inc. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with International Financial Reporting Standards.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of the effectiveness of internal control are subject to the risk that the controls may become inadequate because of changes in conditions. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management carried out an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2012. The framework on which such evaluation was based is contained in the report entitled Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on this evaluation, management has concluded that the system of internal control over financial reporting was effective as of December 31, 2012.

Raymond Chabot Grant Thornton LLP, our independent registered public accounting firm, has issued an attestation report on the effectiveness of internal control over financial reporting at Richmont Mines Inc. as at December 31, 2012, which is presented hereinafter.

/s/ Paul Carmel	/s/ Pierre Rougeau
Paul Carmel	Pierre Rougeau
PRESIDENT AND CHIEF EXECUTIVE OFFICER	EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

February 20, 2013

Richmont Mines Inc. | 2012 Annual Report	51

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Richmont Mines Inc.

We have completed integrated audits of Richmont Mines Inc.’s 2012, 2011 and 2010 consolidated financial statements and of its internal control over financial reporting as at December 31, 2012. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Richmont Mines Inc., which comprise the consolidated statements of financial position as at December 31, 2012 and 2011 and the consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risks assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Richmont Mines Inc. as at December 31, 2012 and 2011 and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Richmont Mines Inc. internal control over financial reporting as at December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

52	Richmont Mines Inc. | 2012 Annual Report

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

Management’s responsibility

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk and performing such other procedures as we considered necessary in the circumstances.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards. A Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Richmont Mines Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Montreal (Canada)

February 20, 2013

1 CPA auditor, CA public accountancy permit no. A105359

Richmont Mines Inc. | 2012 Annual Report	53

CONSOLIDATED INCOME STATEMENT
Years ended December 31 (in thousands of Canadian dollars)

	2012	2011	2010
	$	$	$

CONTINUING OPERATIONS
Revenues from precious metals	101,148	118,239	87,182
Cost of sales (note 3)	73,798	71,696	66,103

GROSS PROFIT	27,350	46,543	21,079

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 4)	20,265	10,926	7,260
Administration (note 5)	10,270	5,456	4,913
Loss (gain) on disposal of long-term assets (note 7)	198	(3,010)	(489)
Other revenues (note 8)	(598)	(343)	(3,287)

	30,135	13,029	8,397

OPERATING EARNINGS (LOSS)	(2,785)	33,514	12,682

Financial expenses (note 9)	656	115	103
Financial revenues (note 10)	(837)	(1,187)	(468)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	(2,604)	34,586	13,047

MINING AND INCOME TAXES (note 11)	373	8,543	3,743

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	(2,977)	26,043	9,304

NET LOSS FROM DISCONTINUED OPERATION (note 12)	(42,038)	(125)	(98)

NET EARNINGS (LOSS)	(45,015)	25,918	9,206

NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-	-	(128)

NET EARNINGS (LOSS) ATTRIBUABLE TO RICHMONT MINES
SHAREHOLDERS	(45,015)	25,918	9,334

EARNINGS (LOSS) PER SHARE (note 13)
Basic earnings (loss) per share
Earnings (loss) from continuing operations	(0.08)	0.81	0.33
Loss from discontinued operation	(1.20)	-	-

Basic net earnings (loss)	(1.28)	0.81	0.33

Diluted earnings (loss) per share
Earnings (loss) from continuing operations	(0.08)	0.80	0.32
Loss from discontinued operation	(1.20)	-	-

Diluted net earnings (loss)	(1.28)	0.80	0.32

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	35,055	31,813	28,687

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	35,207	32,434	29,016

The accompanying notes are an integral part of the consolidated financial statements.

54	Richmont Mines Inc. | 2012 Annual Report

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Years ended December 31 (in thousands of Canadian dollars)

	2012	2011	2010
	$	$	$

NET EARNINGS (LOSS)	(45,015)	25,918	9,206

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAXES
Fair value variation on available-for-sale financial assets	(281)	(274)	1,071
Realized gains on sale of available-for-sale financial assets transferred to net earnings	(90)	(142)	(210)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAXES	(371)	(416)	861

TOTAL COMPREHENSIVE INCOME (LOSS)	(45,386)	25,502	10,067

COMPREHENSIVE LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-	-	(128)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	(45,386)	25,502	10,195

	(45,386)	25,502	10,067

The accompanying notes are an integral part of the consolidated financial statements.

Richmont Mines Inc. | 2011 Annual Report	55

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended December 31, 2012 (in thousands of Canadian dollars)

				Available-for-
			Retained	sale
		Contributed	earnings	financial
	Share capital	surplus	(deficit)	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2011	104,872	6,688	22,173	401	134,134

Issue of shares
Common	25,981	-	-	-	25,981
Exercise of share options	2,174	(653)	-	-	1,521

Common shares issue costs	(914)	-	-	-	(914)

Convertible debentures -
Equity component, net impact	-	88	-	-	88
Deferred income and mining tax liabilities	-	(23)	-	-	(23)

Share-based compensation	-	2,962	-	-	2,962

Transactions with Richmont Mines shareholders	27,241	2,374	-	-	29,615

Net loss	-	-	(45,015)	-	(45,015)

Other comprehensive loss

Available-for-sale financial assets:
Fair value variation, net of taxes	-	-	-	(281)	(281)
Reclassification to net earnings, net of taxes	-	-	-	(90)	(90)

Total comprehensive loss	-	-	(45,015)	(371)	(45,386)

BALANCE AT DECEMBER 31, 2012	132,113	9,062	(22,842)	30	118,363

The accompanying notes are an integral part of the consolidated financial statements.

56	Richmont Mines Inc. | 2012 Annual Report

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended December 31, 2011 (in thousands of Canadian dollars)

				Available-for-
			Retained	sale
		Contributed	earnings	financial
	Share capital	surplus	(deficit)	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2010	91,010	6,709	(3,745)	817	94,791

Issue of shares
Common	10,295	-	-	-	10,295
Exercise of share options	3,904	(1,100)	-	-	2,804

Common shares issue costs	(337)	-	-	-	(337)

Share-based compensation	-	1,079	-	-	1,079

Transactions with Richmont Mines shareholders	13,862	(21)	-	-	13,841

Net earnings	-	-	25,918	-	25,918

Other comprehensive income (loss)

Available-for-sale financial assets:
Fair value variation, net of taxes	-	-	-	(274)	(274)
Reclassification to net earnings, net of taxes	-	-	-	(142)	(142)

Total comprehensive income (loss)	-	-	25,918	(416)	25,502

BALANCE AT DECEMBER 31, 2011	104,872	6,688	22,173	401	134,134

The accompanying notes are an integral part of the consolidated financial statements.

Richmont Mines Inc. | 2012 Annual Report	57

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended December 31, 2010 (in thousands of Canadian dollars)

					Total equity
				Available-	attributable
			Retained	for-sale	to Richmont	Non-
	Share	Contributed	earnings	financial	Mines	controlling	Total
	capital	surplus	(deficit)	assets	shareholders	interests	equity
	$	$	$	$	$	$	$

BALANCE AT JANUARY 1, 2010	67,087	6,226	(7,954)	(44)	65,315	1,986	67,301

Issue of shares for cash
Common	16,500	-	-	-	16,500	-	16,500
Exercise of share options	2,078	(597)	-	-	1,481	-	1,481

Issue of shares in exchange for non-controlling interests	6,685	-	(5,125)	-	1,560	(1,858)	(298)

Common shares issue costs	(1,340)	-	-	-	(1,340)	-	(1,340)

Share-based compensation	-	1,080	-	-	1,080	-	1,080

Transactions with Richmont Mines shareholders	23,923	483	(5,125)	-	19,281	(1,858)	17,423

Net earnings (loss)	-	-	9,334	-	9,334	(128)	9,206

Other comprehensive income (loss)

Available-for-sale financial assets
Fair value variation, net of taxes	-	-	-	1,071	1,071	-	1,071
Reclassification to net earnings, net of taxes	-	-	-	(210)	(210)	-	(210)

Total comprehensive income (loss)	-	-	9,334	861	10,195	(128)	10,067

BALANCE AT DECEMBER 31, 2010	91,010	6,709	(3,745)	817	94,791	-	94,791

The accompanying notes are an integral part of the consolidated financial statements.

58	Richmont Mines Inc. | 2012 Annual Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
December 31 (in thousands of Canadian dollars)

	December 31,	December 31,
	2012	2011
	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	59,810	63,532
Shares of publicly-traded companies	30	893
Receivables (note 14)	2,921	3,063
Income and mining tax assets	916	916
Exploration tax credits receivable	3,485	13,176
Inventories (note 15)	7,764	7,597

	74,926	89,177

RESTRICTED DEPOSITS (note 18 c)	684	290

PROPERTY, PLANT AND EQUIPMENT (note 16)	65,150	77,456

DEFERRED INCOME AND MINING TAX ASSETS (note 11)	7,484	1,067

TOTAL ASSETS	148,244	167,990

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	17,356	12,005
Income and mining taxes payable	1,972	8,461
Current portion of long-term debt	932	-
Current portion of asset retirement obligations	370	-

	20,630	20,466

LONG-TERM DEBT (note 17)	702	-

ASSET RETIREMENT OBLIGATIONS (note 18 d)	6,375	6,685

DEFERRED INCOME AND MINING TAX LIABILITIES (note 11)	2,174	6,705

TOTAL LIABILITIES	29,881	33,856

EQUITY
Share capital (note 19)	132,113	104,872
Contributed surplus	9,062	6,688
Retained earnings (deficit)	(22,842)	22,173
Accumulated other comprehensive income	30	401

TOTAL EQUITY	118,363	134,134

TOTAL LIABILITIES AND EQUITY	148,244	167,990

Commitments (note 22)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

/s/ Paul Carmel	/s/ Michael Pesner
Paul Carmel	Michael Pesner
DIRECTOR	DIRECTOR

Richmont Mines Inc. | 2011 Annual Report	59

CONSOLIDATED STATEMENT OF CASH FLOWS
Years ended December 31 (in thousands of Canadian dollars)

	2012	2011	2010
	$	$	$

OPERATING ACTIVITIES
Net earnings (loss)	(45,015)	25,918	9,206
Adjustments for:
Depreciation and depletion	10,771	10,097	7,637
Impairment loss on Francoeur Mine’s assets	41,161	-	-
Non-cash expenses related to discontinued operation	4,571	-	-
Taxes received (paid)	(3,626)	1,597	(981)
Interest revenues	(718)	(570)	(259)
Interest and accretion expenses on long-term debt	596	-	-
Share-based compensation	3,601	1,079	1,080
Accretion expense – asset retirement obligations	66	127	117
Loss (gain) on disposal of long-term assets	205	(3,010)	(489)
Gain on disposal of shares of publicly-traded companies	(90)	(142)	(210)
Mining and income taxes	(6,655)	8,543	3,743

	4,867	43,639	19,844

Net change in non-cash working capital items (note 20)	2,789	(4,801)	(1,565)

Cash flows from operating activities	7,656	38,838	18,279

INVESTING ACTIVITIES
Acquisition of shares of publicly-traded companies	-	(102)	-
Disposition of shares of publicly-traded companies	582	246	501
Restricted deposits	(394)	-	(184)
Interest received	736	517	220
Property, plant and equipment – Francoeur Mine	(15,458)	(19,237)	(9,144)
Property, plant and equipment – Island Gold Mine	(8,364)	(4,959)	(4,650)
Property, plant and equipment – Beaufor Mine	(1,192)	(3,090)	(2,462)
Property, plant and equipment – W Zone	(9,911)	(3,480)	-
Property, plant and equipment – Other	(2,929)	(904)	(518)
Disposition of property, plant and equipment	105	3,032	533
Redemption of non-controlling interests	-	-	(325)

Cash flows used in investing activities	(36,825)	(27,977)	(16,029)

FINANCING ACTIVITIES
Issue of convertible debentures	10,000	-	-
Retirement of convertible debentures	(10,000)	-	-
Issue of common shares	27,502	13,099	17,981
Common shares issue costs	(914)	(458)	(1,340)
Interest paid	(508)	-	-
Payment of finance leases obligations	(633)	-	-

Cash flows from financing activities	25,447	12,641	16,641

Net change in cash and cash equivalents	(3,722)	23,502	18,891

Cash and cash equivalents, beginning of period	63,532	40,030	21,139

Cash and cash equivalents, end of period (note 25 d)	59,810	63,532	40,030

The accompanying notes are an integral part of the consolidated financial statements.

60	Richmont Mines Inc. | 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

1.	General information and compliance with IFRS

Richmont Mines Inc. (the “Corporation“), initially incorporated under Part 1A of the Quebec Companies Act, has been governed by the Business Corporations Act (Quebec) since February 14, 2011 and is engaged in mining, exploration and development of mining properties, principally gold.

The consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”) that are in effect at December 31, 2012, as established by the International Accounting Standards Board.

Richmont Mines inc. is the parent company. The address of the head office is 161 Avenue Principale, Rouyn-Noranda, Quebec, Canada. The Corporation’s shares are listed on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange Market (NYSE MKT), under the symbol “RIC”.

2.	Summary of accounting policies

2.1.	Overall considerations

The significant accounting policies that have been applied in the preparation of these consolidated financial statements are summarized below.

2.2.	Basis of evaluation

These consolidated financial statements have been prepared on a going concern basis, under the historical cost method, except for available-for-sale financial assets which are measured at fair value.

2.3.	Standards, amendments and interpretations to existing standards

2.3.1	Early adopted by the Corporation

During the year, the Corporation early adopted the amendments to IAS 1 Presentation of financial statements from the Annual Improvements 2009-2011. These amendments to IAS 1 are effective for annual period beginning on or after January 1st, 2013 and clarify that the requirements for comparative information provided beyond minimum requirements should be presented in accordance with IFRS.

2.3.2	Not early adopted by the Corporation

At the date of authorization of these consolidated financial statements, new standards, amendments and interpretations to existing standards have been published by the International Accounting Standards Board (“IASB”) but are not yet effective, and have not been adopted early by the Corporation.

Management anticipates that all of the pronouncements not yet effective will be adopted in the Corporation’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Corporation’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Corporation’s consolidated financial statements.

Amendments to IAS 1 Presentation of financial statements
The Amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012 and require entities to group items presented in other comprehensive income (OCI) into those that, in accordance with other IFRSs, will not be reclassified subsequently to profit or loss and those that will be reclassified subsequently to profit or loss when specific conditions are met. The existing option to present items of OCI either before tax or net of tax remains unchanged; however, if the items are presented before tax, then the amendments to IAS 1 require the tax related to each of the two groups of OCI to be shown separately. Management does not anticipate a material impact on the consolidated financial statements from these Amendments.

Richmont Mines Inc. | 2012 Annual Report	61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

IFRS 9 Financial Instruments (IFRS 9)
The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement (IAS 39) in its entirety with IFRS 9. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1st, 2015. Chapters dealing with impairment methodology and hedge accounting are still being developed. Further, in November 2012, the IASB published an exposure draft in order to make limited modifications to IFRS 9’s financial asset classification model to address application issues. Management has not yet assessed the impact of this new standard on the consolidated financial statements. However, Management does not expect to implement IFRS 9 until all of its chapters have been published and they can comprehensively assess the impact of all changes.

Consolidation standards
A package of new consolidation standards is effective for annual periods beginning on or after January 1st, 2013. Information on these new standards is presented below. Management has not yet completed its assessment of the impact of these new and revised standards on the Corporation’s consolidated financial statements.

IFRS 10 Consolidated Financial Statements (IFRS 10)
IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation -Special Purpose Entities. IFRS 10 revises the definition of control and provides extensive new guidance on its application. These new requirements have the potential to affect which of the Corporation’s investees are considered to be subsidiaries and therefore change the scope of consolidation. However, the requirements on consolidation procedures, accounting for changes in non-controlling interests and accounting for loss of control of a subsidiary remain the same. Management’s provisional analysis is that IFRS 10 will not change the classification (as subsidiaries or otherwise) of any of the existing investees at December 31, 2012.

IFRS 11 Joint Arrangements (IFRS 11)
IFRS 11 supersedes IAS 31 Interests in Joint Ventures (IAS 31). It aligns more closely the accounting by the investors with their rights and obligations relating to the joint arrangement. In addition, IAS 31's option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method, which is currently used for investments in associates. Management does not anticipate a material impact on the consolidated financial statements from these Amendments.

IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)
IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities.

Transition guidance for IFRS 10, 11 and 12
Subsequent to issuing the new standards the IASB made some changes to the transitional provisions in IFRS 10, 11 and 12. The guidance confirms that the entity is not required to apply IFRS 10 retrospectively in certain circumstances and clarifies the requirements to present adjusted comparatives. The guidance also makes changes to IFRS 11 and 12 which provide similar relief from the presentation or adjustment of comparative information for periods prior to the immediately preceding period. Further, it provides additional relief by removing the requirement to present comparatives for the disclosures relating to unconsolidated structured entities for any period before the first annual period for which IFRS 12 is applied.

The new guidance is also effective for annual periods on or after January 1st, 2013.

Consequential amendments to IAS 27 Separate Financial Statements (IAS 27) and IAS 28 Investments in Associates and Joint Ventures (IAS 28)
IAS 27 now only addresses separate financial statements. IAS 28 brings investments in joint ventures into its scope. However, IAS 28's equity accounting methodology remains unchanged.

62	Richmont Mines Inc. | 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

IFRS 13 Fair Value Measurement (IFRS 13)
IFRS 13 clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It does not affect which items are required to be fair-valued. IFRS 13 applies prospectively for annual periods beginning on or after January 1st, 2013. Management is in the process of reviewing its valuation methodologies for conformity with the new requirements and has not yet completed its assessment of their impact on the Corporation’s consolidated financial statements.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)
The Amendments to IAS 32 add application guidance to address inconsistencies in applying IAS 32’s criteria for offsetting financial assets and financial liabilities in the following two areas:

  the meaning of “currently has a legally enforceable right of set-off”;

  that some gross settlement systems may be considered equivalent to net settlement.

The Amendments are effective for annual periods beginning on or after January 1st, 2014 and are required to be applied retrospectively. Management does not anticipate a material impact on the Corporation's consolidated financial statements from these Amendments.

Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)
Qualitative and quantitative disclosures have been added to IFRS 7 Financial Instruments: Disclosures (IFRS 7) relating to gross and net amounts of recognised financial instruments that are (a) set off in the statement of financial position and (b) subject to enforceable master netting arrangements and similar agreements, even if not set off in the statement of financial position. The Amendments are effective for annual reporting periods beginning on or after January 1st, 2013 and interim periods within those annual periods. The required disclosures should be provided retrospectively. Management does not anticipate a material impact on the consolidated financial statements from these Amendments.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine
This new interpretation addresses accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current asset, depending on benefits obtained. This interpretation also provides guidance for the initial measurement, depreciation or amortization and impairment of such tangible non-current assets. It is applicable for annual periods beginning on or after January 1st, 2013. Management has not yet assessed the impact of the adoption of this new interpretation on its consolidated financial statements.

Annual Improvements 2009-2011
The Annual Improvements 2009-2011 made several minor amendments to a number of IFRSs. The amendments relevant to the Corporation are summarised below:

Clarification of the requirements for opening statement of financial position clarifies that the appropriate date for the opening statement of financial position is the beginning of the period 2010 (related notes are no longer required to be presented);

  addresses comparative requirements for the opening statement of financial position when an entity changes accounting policies or makes retrospective restatements or reclassifications, in accordance with IAS 8.

Richmont Mines Inc. | 2012 Annual Report	63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

Tax effect of distribution to holders of equity instruments

  addresses a perceived inconsistency between IAS 12 Income Taxes (IAS 12) and IAS 32 Financial Instruments: Presentation (IAS 32) with regards to recognizing the consequences of income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction;

  clarifies that the intention of IAS 32 is to follow the requirements in IAS 12 for accounting for income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction.

Segment information for total assets and liabilities

  clarifies that the total assets and liabilities for a particular reportable segment are required to be disclosed if, and only if: (i) a measure of total assets or of total liabilities (or both) is regularly provided to the chief operating decision maker; (ii) there has been a material change from those measures disclosed in the last annual financial statements for that reportable segment.

The Annual Improvements noted above are effective for annual periods beginning on or after January 1st, 2013. Management does not anticipate a material impact on the Corporation's consolidated financial statements from these Amendments.

2.4.	Presentation of financial statements in accordance with IAS 1

The consolidated financial statements are presented in accordance with IAS 1 “Presentation of Financial Statements”. The Corporation has elected to present the consolidated statement of comprehensive income in two statements: a statement displaying components of net earnings (consolidated income statement) and a statement beginning with net earnings and displaying components of other comprehensive income (consolidated statement of comprehensive income).

2.5.	Basis of consolidation

The consolidated financial statements consolidate those of the parent company and all of its subsidiaries as at December 31, 2012. Subsidiaries are all entities over which the Corporation has the power to control the financial and operating policies. The Corporation’s subsidiaries are all 100 % owned by the parent company. The financial year end of all subsidiaries is December 31.

All transactions and balances between corporations are eliminated upon consolidation, including unrealized gains and losses on transactions between these consolidated corporations. When unrealized losses on intragroup asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Corporation perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Corporation.

Earnings and loss and other comprehensive income of subsidiaries acquired or disposed of during the year are recognized from the effective date of the acquisition, or up to the effective date of disposal, as applicable.

Non-controlling interests represent the portion of a subsidiary’s comprehensive income and net assets that is not held by the Corporation. The Corporation attributes total comprehensive income or loss of subsidiaries between the owners of the parent and the non-controlling interests based on their respective ownership interests.

Subsidiaries

Details of the Corporation’s subsidiaries at December 31, 2012, are as follows:

Name of subsidiary	Principal activity	Incorporation law	Interest and voting
			share
Camflo Mill Inc.	Ore milling	Canada Business Corporations Act	100%

Patricia Mining Corp.	Inactive	Ontario Incorporation	100%

Louvem Mines Inc.	Inactive	Business Corporations Act (Quebec)	100%

64	Richmont Mines Inc. | 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

2.6.	Business combinations

Business combinations occurring on or after January 1st, 2008 are accounted for using the acquisition method in accordance with the revised IFRS 3, Business combinations. The consideration transferred by the Corporation to obtain control of a subsidiary is calculated as the sum of the acquisition date fair values of assets transferred, liabilities incurred and the equity interests issued by the Corporation, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred.

The Corporation recognizes identifiable assets acquired and liabilities assumed, including contingent liabilities, in a business combination regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition date fair values.

Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of (a) fair value of consideration transferred, (b) the recognized amount of any non-controlling interest in the acquiree and (c) acquisition date fair value of any existing equity interest in the acquiree, over the acquisition date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount (i.e. gain on a bargain purchase) is recognized in net earnings or losses immediately.

2.7.	Foreign currency translation

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company and all subsidiaries. The functional currency has remained unchanged during the reporting periods for all entities of the Corporation.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items using year-end exchange rates are recognized in the income statement in “Financial revenues” or “Financial expenses”.

Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction (not retranslated). Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

2.8.	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Corporation and the revenue can be reliably measured. Revenue is measured at fair value of the consideration received or receivable, excluding taxes.

Revenue includes precious metals revenue and milling revenue.

Precious metals revenue, based on spot metal prices, is recorded on delivery when rights and obligations related to ownership are transferred to the purchaser and assurance regarding collectability of the consideration exists.

Milling revenue is recorded when the ore processing service is made by the Corporation, accepted by the client and reasonable assurance regarding collectability of the consideration exists.

Interest revenue is reported on an accrual basis using the effective interest method and is included in “Financial revenues” in the income statement.

Richmont Mines Inc. | 2012 Annual Report	65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

2.9.	Post employment benefits and short-term employee benefits

The Corporation provides post employment benefits through a defined contribution plan. A defined contribution plan is a pension plan under which the Corporation pays contributions, established according to a percentage of the employee’s salary, to an independent entity. The Corporation has no legal or constructive obligations to pay further contributions after its payment of the fixed contribution. The Corporation also contributes to state plans for certain employees that are considered defined contribution plans. Contributions to plans are recognized as an expense in the period that relevant employee services are received.

Short-term employee benefits, including vacation entitlement, are current liabilities included in “payables, accruals and provisions", measured at the undiscounted amount that the Corporation expects to pay as a result of the unused entitlement.

2.10.	Share-based compensation

The Corporation offers a long-term incentive plan that permits the granting of options (“Options”), restricted share units (“RSUs”), share appreciation rights (“SARs”), deferred share unit (“DSU”) and retention awards (“Retention Awards”) to directors, officers, senior executives and other employees, consultants and service providers providing ongoing services to the Corporation.

In the event that participants are rewarded using share-based payments, the fair values of participants' services are determined by reference to the fair value of the services received or of the equity instruments granted if the Corporation cannot estimates reliably the fair value of the services received. The fair value of each grant is evaluated using the Black-Scholes pricing model at the date of grant.

Each share-based payment is ultimately recognized as an expense (except warrants to brokers). For grants settled in equity instruments such as Options and RSUs, the compensation is considered as “contributed surplus”. For grants settled in cash or in equity instruments, at the discretion of the participant, such as SARs and Retention Awards, the fair value is the sum of the fair values of the liability component and the equity component. The Corporation first assesses the fair value of the liability component, and then the fair value of the equity component. Any subsequent change in the fair value of the liability component is recognized in the consolidated income statement.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of grants expected to vest. Estimates are subsequently revised if there is any indication that the number expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense in prior periods.

At the date of settlement of Options and RSUs, the proceeds received are allocated to share capital, and the accumulated expenses recorded in contributed surplus are then transferred to share capital.

At the date of settlement of SARs and Retention Awards, the Corporation shall re-measure the liability to its fair value. If the entity issues equity instruments on settlement rather than paying cash, the liability shall be transferred directly to equity, as consideration for the equity instruments issued. If the entity pays in cash on settlement rather than issuing equity instruments, that payment amount shall be applied to settle the liability in full.

2.11.	Exploration and project evaluation

Exploration and project evaluation expenditure comprises costs, depreciation and exploration tax credits that are directly attributable to:

  researching and analysing existing exploration data;

  conducting geological studies, exploratory drilling and sampling;

  examining and testing extraction and treatment methods;

  compiling pre-feasibility and feasibility studies.

66	Richmont Mines Inc. | 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

Exploration expenditure relates to the initial search for deposits. Project evaluation expenditure arises from a detailed assessment of deposits or other projects that have been identified as having geological potential.

Exploration and project evaluation expenditure is not capitalized. Capitalization of expenditures begins when management and the Board of Directors have determined that the project has demonstrated a potential for development and a feasibility study demonstrates the commercial viability and economic benefits of the project.

Although the Corporation has taken steps to verify title to the mining properties in which it holds an interest, in accordance with industry practices for the current stage of exploration and development of such properties, these procedures do not guarantee the validity of the titles. Property titles may be subject to unregistered prior agreements. They can be lost or revoked if regulatory measures are not respected.

2.12.	Mining and income taxes

The income tax expense is composed of current and deferred taxes. Taxes are recognized in the income statement unless they are related to items carried in other comprehensive income or directly in shareholders’ equity.

Current income taxes and mining taxes
Current income tax and mining tax assets and/or liabilities comprise those obligations to, or claims from, tax authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. The current income tax expense is based on income for the period adjusted for non-taxable or non-deductible items. The mining tax expense is based on income for the period for each mining site in production adjusted for non-taxable or non-deductible items. Calculation of current tax and mining tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Management regularly examines positions in tax returns where tax regulations are subject to interpretation. Where appropriate, the Corporation sets up a provision based on amount likely to be paid to tax authorities.

Deferred income taxes and deferred mining taxes
Deferred income taxes are recognized using the liability method on temporary differences between the tax basis of the assets and liabilities and their carrying amount in the statement of financial position. However, deferred tax is not provided on the initial recognition of goodwill, or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit.

Deferred income tax assets and liabilities are calculated without discounting at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period.

Deferred income and mining tax liabilities

  Are generally recognized for temporary taxable differences and are always provided in full;

  Are recognized for temporary differences associated with investments in subsidiaries unless the Corporation controls the timing of the reversal and it is probable that the temporary difference will not reverse in the foreseeable future;

  Are not recognized for temporary differences resulting from goodwill that is not deductible for tax purposes.

Deferred income and mining tax assets

  Are recognized to the extent that it is probable that they will be able to be utilized against future taxable income

  Are examined at the end of the reporting period and reduced when, in the opinion of management, it is more likely than not that the deferred income and mining tax assets will not be realized.

Richmont Mines Inc. | 2012 Annual Report	67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

Deferred income and mining tax assets and liabilities are offset only when the Corporation has a right and intention to set off current tax assets and liabilities from the same taxation authority.

Changes in deferred income and mining tax assets or liabilities are recognized as a component of tax income or expense in net earnings, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

Under the provisions of tax legislation relating to flow-through shares, the Corporation is required to renounce its right to tax deductions for expenses related to exploration activities to the benefit of the investors. When the Corporation has renounced to its tax deductions and has incurred its admissible expenditures, the sale of tax deductions is recognized in profit or loss as a reduction to deferred tax expense and a deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of admissible expenditures capitalized as an asset and its tax base.

2.13.	Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the earnings attributable to common equity holders of the parent company by the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated by adjusting earnings attributable to common equity holders of the parent company, and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares which include options and warrants. The calculation considers that dilutive potential common shares are deemed to have been converted into common shares at the beginning of the period or, if later, at the date of issue of the potential common shares, at the average market price.

For the purpose of calculating its diluted earnings per share, an entity assumes the exercise of dilutive options and warrants. The assumed proceeds from these instruments must be regarded as having been received from the issue of common shares at the average market price of common shares during the period.

2.14.	Cash and cash equivalents

Cash and cash equivalents comprise cash and term deposits with original maturities of three months or less, and that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

2.15.	Exploration tax credits receivable

The Corporation is entitled to a refundable tax credit on qualified expenditures incurred in the province of Quebec. The refundable tax credits may reach 15 % of qualified exploration expenditures incurred. The corporation is also entitled to a Federal tax credit on qualified exploration expenditures incurred.

The exploration tax credits have been applied against the costs incurred, either as a reduction of exploration expenses or of capitalized development costs.

A valuation allowance is provided against tax credits claimed or received to the extent that recovery is not considered to be more likely than not.

2.16.	Inventories

Supply, ore and precious metals inventories are valued at the lower of cost and net realizable value. The cost of supply inventories is determined using the weighted average cost formula. The cost of ore and precious metals inventories includes all expenses directly attributable to the mineral extraction and processing process, including a systematic allocation of fixed and variable production overheads that are incurred in extracting and processing ore.

Net realizable value is the estimated selling price in the ordinary course of business less any applicable estimated cost to completion and estimated selling expenses. The amount of inventories recognized as an expense is included in the cost of sales under operating costs (note 3).

68	Richmont Mines Inc. | 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

2.17.	Property, plant and equipment

Property, plant and equipment are recorded at cost, net of related government assistance, accumulated depreciation and accumulated impairment. Cost includes all costs incurred initially to acquire or construct an item of property, plant and equipment, costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and costs incurred subsequently to add to or replace part thereof.

Advanced exploration projects
Expenditures incurred on properties identified as having an economic potential (note 2.11) are capitalized as property, plant and equipment under this category. The costs of advanced exploration projects are not amortised. Costs include in particular, salaries and related benefits, retirement costs (note 2.19) and secondary products generated during the advanced exploration phase. Upon commencement of commercial production, advanced exploration costs are transferred to the various categories of property, plant and equipment of mining sites in production and are depleted.

Mining sites in production
Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to estimated residual value. The depletion rate is calculated in accordance with the number of ounces of gold sold using proven and probable reserves. The estimated period of depletion is determined according to the reserves of each mining site in production. The depreciation is presented as depreciation and depletion and is included in the cost of sales.

Corporate office
Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation of corporate assets is calculated using the straight-line method based on their anticipated useful lives as follows:

  Buildings: 20 years

  Lease improvements: 5 years

  Equipment and rolling stock: 2 to 5 years

Others
Depreciation of an asset ceases when it is classified as held for sale or when it is derecognized. Therefore, depreciation does not cease when the asset becomes idle or is retired from active use unless the asset is fully depreciated.

Material residual value estimates, estimates of useful life, proven and probable reserves and the depreciation method are updated as required, at least annually. Any changes in residual value, estimated useful life and proven and probable reserves are recognized prospectively as they occur.

The carrying amount of an item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized separately in the consolidated income statement.

2.18.	Impairment testing of property, plant and equipment

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at a cash-generating unit level. Reviews of the net carrying amount of mining sites in production and advanced exploration projects are carried out on a property-by-property basis, with each site representing a potential single cash-generating unit.

Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, an asset or cash-generating unit is reviewed for impairment.

Richmont Mines Inc. | 2012 Annual Report	69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in-use. To determine the value in use, management estimates expected future cash flows from each asset or cash-generating unit, and then determines an appropriate discount rate for the calculation of the expected present value of the cash flows. Discount factors are determined individually for each asset or cash-generating unit and reflect their respective risk profiles as assessed by management.

Impairment losses for cash-generating units, that is mining sites, are allocated on a pro-rata basis to the assets of that site. All the assets are assessed in each reporting period to determine whether there is any indication that an impairment loss recognized in prior periods may no longer exist. An impairment charge is reversed if the asset’s or mining site’s recoverable amount exceeds its carrying amount. However, a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) if no impairment loss had been recognized for the asset in prior years.

2.19.	Provisions, contingent liabilities and contingent assets

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Corporation and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. A present obligation arises from the presence of a legal or constructive commitment that has resulted from past events, for example, legal disputes, property, plant and equipment retirement obligations, and similar liabilities, or onerous contracts.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

Any reimbursement that the Corporation can be virtually certain to collect from a third party with respect to the obligation is recognized as a separate asset. However, this asset may not exceed the amount of the related provision.

All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized, unless it was assumed in the course of a business combination (note 2.6). In a business combination, contingent liabilities are recognized in the course of the allocation of the purchase price to the assets and liabilities acquired in the business combination. They are subsequently measured at the higher amount of a comparable provision as described above and the amount initially recognized, less any amortization.

The Corporation is subject to environmental laws and regulations enacted by federal and provincial authorities. As of the reporting date, management believes that the Corporation’s operations are in compliance with current laws and regulations. To take account of estimated cash flows required to settle the obligations arising from environmentally acceptable closure plans (such as dismantling and demolition of infrastructures, removal of residual matter and site restoration), provisions are recognized in the year that the harm to the environment occurs, that is when the Corporation has an actual obligation resulting from harm to the environment, it is likely that an outflow will be required in settlement of the obligation and the obligation is reasonably determinable. These provisions are determined on the basis of the best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date or to transfer it to a third party on the same date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. A corresponding asset is recognized in property, plant and equipment when establishing the provision.

70	Richmont Mines Inc. | 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

The provision is reviewed annually to reflect changes in the estimated outflow of resources as a result of changes in obligations or legislation, changes in the current market-based discount rate or an increase that reflects the passage of time. The accretion expense is recognized in net earnings as a finance expense as incurred. The cost of the related asset is adjusted to reflect changes (other than accretion) in the reporting period.

Costs of asset retirement are deducted from the provision when incurred.

2.20.	Leases

The economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset. The related asset is then recognized at the inception of the lease at the fair value of the leased asset or, if lower, the present value of the lease payments plus incidental payments, if any. A corresponding amount is recognized as a finance leasing liability. The corresponding finance leasing liability is reduced by lease payments less finance charges, which are expensed as part of finance expenses.

All other leases are treated as operating leases. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred.

2.21.	Segment information

In identifying its operating segments, management generally uses the physical location of mining sites in production. Two segments are analyzed, sites in Quebec and sites in Ontario. Segments are reported on the same basis as the internal information reported to the chief decision makers in allocating resources to operating segments and assessing the performance of these segments. The chief decision makers are represented by the management committee.

All inter-segments transfers are carried out at arm’s length prices. The measurement policies the Corporation uses for segment reporting are the same as those used in its financial statements, except that the following are not included in arriving at the operating earnings of the Corporation’s operating segments:

  Administration expenses (including share-based compensation and corporate office remuneration);

  Exploration expenses of mining properties not located on mining sites in production;

  Exploration tax credits of mining properties not located on mining sites in production.

In addition, corporate assets which are not directly attributable to the business activities of any operating segment are not allocated to a segment. In the financial periods under review, this primarily applies to the Corporation’s assets at the headquarters.

2.22.	Equity

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. If shares are issued when stock options and warrants are exercised, the share capital account also comprises the compensation costs previously recorded as contributed surplus.

Unit placements
Proceeds from unit placements are allocated between shares and warrants issued using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance and any residual in the proceeds is allocated to warrants.

Other elements of equity
Contributed surplus includes the value attributable to warrants and charges related to share-based compensation until the exercise of options issued as remuneration. This account also includes the value of equity conversion option associated with the issuance of convertible debentures, net of tax.

Richmont Mines Inc. | 2012 Annual Report	71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

Retained earnings (deficit) include all current and prior period retained profits or losses.

Gains and losses on available-for-sale financial assets are included in accumulated other comprehensive income in the section entitled “available-for-sale financial assets”.

All transactions with owners of the Corporation are recorded separately within equity.

2.23.	Financial instruments

Financial assets and financial liabilities are recognized when the Corporation becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value plus transaction costs, except for financial assets and financial liabilities carried at fair value through net earnings, which are measured initially at fair value.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.

Financial assets and financial liabilities are measured subsequently as described below.

Financial assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

  loans and receivables;

  financial assets at fair value through net earnings;

  held-to-maturity investments; and

  available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognized in net earnings or in other comprehensive income.

All financial assets, except for those at fair value through net earnings, are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

All income and expenses relating to financial assets that are recognized in net earnings are presented within financial revenues or administrative expenses, if applicable.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortised cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect of discounting is immaterial. Cash and cash equivalents and receivables (except taxes receivable) fall into this category of financial instruments.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

72	Richmont Mines Inc. | 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

Financial assets at fair value through net earnings
Financial assets at fair value through net earnings include financial assets that are either classified as held-for-trading or that meet certain conditions and are designated at fair value through net earnings upon initial recognition.

Assets in this category are measured at fair value with gains or losses recognized in net earnings. The Corporation has no financial asset classified in this category.

Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity other than loans and receivables. Investments are classified as held-to-maturity if the Corporation has the intention and ability to hold them until maturity.

Held-to-maturity investments are measured subsequently at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in consolidated net earnings. The Corporation has no financial assets in this category.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. The Corporation’s available-for-sale financial assets include shares of publicly-traded companies.

All available-for-sale financial assets are measured at fair value. Gains and losses are recognized in other comprehensive income and reported within the available-for-sale reserve within equity, except for impairment losses, which are recognized in net earnings. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in other comprehensive income is reclassified to net earnings in and presented as a reclassification adjustment within other comprehensive income.

Reversals of impairment losses are recognized in other comprehensive income, except for financial assets that are debt securities which are recognized in net earnings only if the reversal can be objectively related to an event occurring after the impairment loss was recognized.

Financial liabilities

The Corporation’s financial liabilities include payables, accruals and provisions and finance leases obligations.

Financial liabilities are measured subsequently at amortized cost using the effective interest method, except for financial liabilities held for trading or designated at fair value through net earnings, that are carried subsequently at fair value with gains or losses recognized in net earnings.

2.24.	Accounting estimates and critical judgments

The preparation of financial statements requires management to make estimates, assumptions and judgments with respect to future events. These estimates and judgments are constantly challenged. They are based on past experience and other factors, in particular, forecasts of future events that are reasonable in the circumstances. The actual results are likely to differ from the estimates, assumptions and judgments made by management, and will seldom equal the estimated results. The following paragraphs describe:

  the most critical management estimates and assumptions in the recognition and measurement of assets, liabilities and expenses;

  the most critical management judgments in applying accounting policies.

Richmont Mines Inc. | 2012 Annual Report	73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

Critical accounting estimates and assumptions

Basis of depletion of mining sites in production
Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to residual value. Management estimates the residual value of property, plant and equipment based on the estimated fair value as of the financial position date. For these assets, the depletion rate is calculated based on the number of ounces of gold sold in proportion to the number of ounces in proven and probable reserves.

Proven and probable reserves are estimates of the quantity of ore that could be economically and legally extracted from a mine. The Corporation estimates its reserves using information compiled by qualified persons who work for the Corporation. This information relates to geological data on the size, depth and shape of the deposit and requires geological assessments to interpret the data. The assessment of proven and probable reserves is based on factors such as the estimated exchange rate, price of metals, capital investments required and production costs stemming from geological assumptions based on the size and grade of the deposit. Changes in proven and probable reserves could have an impact on the net carrying amount of property, plant and equipment, asset retirement obligations, recognition of deferred tax assets and amortization, depreciation and depletion expenses.

Asset retirement obligations
The Corporation assesses its asset retirement obligations annually. Determining these obligations requires significant estimates and assumptions due to the numerous factors that affect the amount ultimately payable. Such factors include estimates of the scope and cost of restoration activities, legislative amendments, known environmental impacts, the effectiveness of reparation and restoration measures and changes in the discount rate. This uncertainty may lead to differences between the actual expense and the allowance. At the date of the statement of financial situation, asset retirement obligations represent management’s best estimate of the charge that will result when the actual obligation is terminated (note 18).

Impairment test of property, plant and equipment
Determining if there are any facts and circumstances indicating impairment loss or reversal of impairment losses is a subjective process involving judgment and a number of estimates and interpretations in many cases. When an indication of impairment loss or a reversal of an impairment loss exists, the recoverable amount of the individual asset must be estimated. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs must be determined.

In the process of measuring expected future cash flows, management makes assumptions about future operating results, such as future metal production (proven and probable reserves), estimated future metal prices, operating costs, capital and site restoration expenses and estimated future foreign exchange rates. These assumptions relate to future events and circumstances. Actual results may differ from estimated results (note 12).

Income taxes and deferred mining taxes
The Corporation is subject to taxes from different tax jurisdictions. Management continually evaluates the likelihood that its deferred tax assets could be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. The corporation also maintains allowances for uncertain tax positions that, in its opinion, appropriately reflect the risks related to the tax positions subject to discussions, audits, differences of opinion and appeals with the tax authorities or that are otherwise uncertain. These allowances are determined using best estimates of the amount payable based on a qualitative assessment of all relevant information. These allowances are reassessed at the end of each financial reporting period to determine if the amount is sufficient. However, audits by the tax authorities could subsequently result in an additional liability. Upon the definite resolution of a tax issue resulting in a tax amount that differs from the initially recognized tax expense, the difference is recognized in the tax expense of the period of definitive settlement (note 11).

74	Richmont Mines Inc. | 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

Share-based compensation expense
The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Corporation has made estimates as to the volatility of its own shares, the probable life of options and the time of exercise of those options. The model used by the Corporation is the Black-Scholes model. The Corporation similarly evaluated the expected extinguishments for each remuneration program within the parameters of each individual program (note 6.2).

Dismantling costs and severance costs
The Corporation estimates dismantling costs and severance costs by making assumptions such as retention of employees and timing of dismantling. The uncertainty of these estimations may lead to differences between the actual expenses and the estimated costs.

Significant management judgments in applying accounting policies

Start of advanced exploration phase
The Corporation evaluates the potential of each project to determine when the project should progress from the exploration phase to the advanced exploration phase. Once Management has determined that a project has demonstrated a potential for development, and a feasibility study supports its commercial viability and its economic benefit, the project moves into the advanced exploration phase once approval has been given by the Board of Directors. Expenditures related to the project are capitalized as of this time (note 2.17).

Start of commercial production
Management assesses the stage of completion of each advanced exploration project to determine when it begins commercial production. The Corporation considers a number of criteria to determine when a mine enters into commercial production, thereby resulting in reclassification from “Advanced exploration project” to “Mining site in production”. The following criteria are used:

  Production capacity achieved

  Recovered grade

  Stage of completion of development work

Provisions and contingent liabilities
Judgments are made as to whether a past event has led to a liability that should be recognized in the consolidated financial statements or disclosed as a contingent liability. Quantifying any such liability often involves judgments and estimations. These judgments are based on a number of factors including the nature of the claims or dispute, the legal process and potential amount payable, legal advice received, past experience and the probability of a loss being realized. Several of these factors are sources of estimation uncertainty (note 2.19).

2.25.	Earnings or loss from discontinued operation

A discontinued operation is a component of the Corporation that either has been disposed of, or is classified as held for sale, and:

  represents a separate major line of business or geographical area of operations;

  is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or

  is a subsidiary acquired exclusively with a view to resale.

Earnings or loss from discontinued operation, including prior year components of earnings or loss, is presented in a single amount in the consolidated income statement. This amount, which comprises the post –tax earnings or loss of discontinued operation and the post-tax gain or loss resulting from the measurement of assets is further analysed in note 12.

Richmont Mines Inc. | 2012 Annual Report	75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

3.	Cost of sales

The cost of sales includes the following items:

	2012	2011	2010
	$	$	$

Operating costs	61,102	59,202	54,733
Royalties	2,294	2,614	2,075
Custom milling costs	259	-	1,863
Depreciation and depletion	10,143	9,880	7,432

	73,798	71,696	66,103

4.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following mines and properties:

	2012	2011	2010
	$	$	$

Beaufor Mine	1,432	803	2,250
W Zone	-	188	334
Island Gold Mine	10,969	5,549	4,561
Wasamac property	9,477	6,647	1,712
Monique property	744	2,284	289
Other properties	459	184	997
Project evaluation	511	470	443

Exploration and project evaluation before depreciation and exploration tax credits	23,592	16,125	10,586

Depreciation	200	155	139
Exploration tax credits	(3,527)	(5,354)	(3,465)

	20,265	10,926	7,260

5.	Administration

The administration expenses include the following items:

	2012	2011	2010
	$	$	$

Salaries, director’ fees and related benefits	2,822	2,486	2,077
Severance compensation	1,986	117	-
Share-based compensation	3,601	1,079	1,080
Depreciation	129	62	66
Others	1,732	1,712	1,690

	10,270	5,456	4,913

76	Richmont Mines Inc. | 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

6.	Employee remuneration

6.1.	Employee benefits expense

Expenses recognised for employee benefits are presented below:

	2012	2011	2010
	$	$	$

Salaries and related benefits	56,379	43,891	33,979
Severance compensation	1,986	117	-
Severance costs – Closure of Francoeur Mine	4,306	-	-
Directors’ fees and related benefits	684	557	558
Share-based compensation	3,601	1,079	1,080
Defined contribution plans	1,109	747	524
State plans	1,380	1,077	855

	69,445	47,468	36,996

Less : salaries capitalized in property, plant and equipment	14,161	12,703	5,871

	55,284	34,765	31,125

6.2.	Share-based compensation

a)

The Corporation had a Stock Option Purchase Plan (the “Initial Plan”) under which options to acquire common shares were granted to its directors, officers, employees and non-employees. The exercise price of each option was determined by the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted was ten years. 20% of the options were vested on the grant date and vested cumulatively thereafter on every anniversary date over a length of four years. However, on February 4, 2010, the Board of Directors voted to grant its members remuneration that is partly based on share options. These options vest in thirds beginning one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant. Furthermore, in January 2012, a total of 400,000 options were granted to directors. Those options fully vest one year after the grant date, and expire in January 2015. However, these options may only be exercised if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period. The Corporation ended the Initial Plan in 2012. Options in circulation that were issued under this previous plan, will continue to have the same conditions as when they were initially issued.

Richmont Mines Inc. | 2012 Annual Report	77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

A summary of the status, in 2012, 2011 and 2010, of the Corporation’s Initial Plan, and changes during the years then ended, is presented below:

		2012		2011		2010
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise	of options	exercise	of options	exercise
	(in thousands)	price	(in thousands)	price	(in thousands)	price
		$		$		$

Options outstanding, beginning of year	1,637	4.66	2,311	3.46	2,480	3.53
Granted	500	10.60	282	9.98	846	4.52
Exercised	(484)	3.15	(899)	3.12	(401)	3.69
Forfeited	(274)	9.23	(57)	6.67	(109)	3.97
Expired	(1)	2.88	-	-	(505)	5.27

Options outstanding, end of year	1,378	6.44	1,637	4.66	2,311	3.46

Exercisable options, end of year	661	4.93	728	4.06	1,098	3.11

The following table summarizes information about the Corporation’s Initial Plan at December 31, 2012:

	Options outstanding at December 31, 2012			Exercisable options at December 31, 2012
Exercise	Weighted average
price	Number	remaining	Weighted average	Number	Weighted average
	of options	contractual	exercise price	of options	exercise price
	(in thousands)	life (years)	$	(in thousands)	$

$1.80 to $2.07	93	1.0	1.90	63	1.82
$2.83 to $3.86	154	1.5	3.37	120	3.33
$4.12 to $5.41	618	2.3	4.57	380	4.55
$6.86 to $8.26	122	4.1	7.07	27	7.16
$10.87 to $12.03	391	2.7	11.48	71	11.55

	1,378	2.4	6.44	661	4.93

The weighted average market share price at the date of exercise was $9.51 in 2012 ($8.26 in 2011 and $5.17 in 2010).

b.1)	In effect since May 2012, the Corporation’s long-term incentive plan (the “New Plan”) permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”), deferred share unit (“DSU”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and service providers providing ongoing services to the Corporation.

The exercise price of each option granted is the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted is ten years. Four types of options were issued: (1) options that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant; (2) options that fully vest one year after the grant date, expire three years after the grant date and are exercisable only if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period; (3) options that vest in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a length of four years, and expire six years after the date of grant; (4) options that vest 20% on the grant date and vest cumulatively thereafter on every anniversary date over a length of four years, and expire five years after the date of grant.

78	Richmont Mines Inc. | 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

A summary of the status of the Corporation’s New Plan and changes during the year 2012, is presented below:

		2012
		Weighted
	Number of	average
	options	exercise price
	(in thousands)	$

Granted	912	5.04
Forfeited	(12)	4.36

Options outstanding, end of year	900	5.05

Exercisable options, end of year	98	3.65

The following table summarizes information about the Corporation’s New Plan at December 31, 2012:

	Options outstanding at			Exercisable options at
	December 31, 2012			December 31, 2012
		Weighted average	Weighted		Weighted
Exercise	Number of	remaining	average	Number of	average
price	options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$

$3.05 to $4.36	477	4.8	3.63	98	3.65
$6.57	352	5.4	6.57	-	-
$6.98	71	2.7	6.98	-	-
	900	4.9	5.05	98	3.65

b.2)	In March and in August 2012, the Corporation signed agreements with thirteen employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March and August 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. The total amount that could be paid as Retention Awards under these agreements is 6 million dollars. The cost and liability recorded in 2012 to this effect are $639, which correspond to the best estimate of the expense and liability accrued in 2012 relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

c)

In addition, 324,675 options were issued outside of the Corporation’s plans on May 22, 2012. These options vest in tranches of 20%, beginning one year after the date of issue, and thereafter cumulatively on every anniversary date over four years, and expire seven years after the date of grant. These options have an exercise price of $6.61. As at December 31, 2012, all options are outstanding, none are exercisable and they expire in May 2019. The fair value of these options was estimated on the value of the services rendered.

d)	As a result of the above, during 2012, the Corporation granted 1,736,575 share options to directors, officers and employees (281,600 in 2011 and 846,000 in 2010 to officers and employees).

The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model was $2.73 ($4.98 in 2011 and $2.15 in 2010).

Richmont Mines Inc. | 2012 Annual Report	79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	2012	2011	2010

Exercise price	$7.01	$9.98	$4.52
Share price	$7.01	$9.98	$4.52
Risk-free interest rate	1.6%	1.6%	1.8%
Expected life	3.8 years	4.6 years	4.6 years
Expected volatility	62%	61%	61%
Expected dividend yield	0.0%	0.0%	0.0%

The expected underlying volatility was based on the historical data of the Corporation’s shares over a period of 3.8 years, which represents a period equivalent to the expected average life.

The Corporation may grant rights to acquire shares totalling up to 10% of the total issued and outstanding common shares of the Corporation at the time of the granting. Options issued outside of plans are not accounted for in this calculation.

7.	Loss (gain) on disposal of long-term assets

The loss (gain) on disposal of long-term assets includes the following items:

	2012	2011	2010
	$	$	$

Valentine Lake property a)	-	(3,000)	-
Corporate building b)	-	-	(496)
Mining equipment	198	(10)	7

	198	(3,010)	(489)

a)

On January 24, 2011, the Corporation received $3,000 from Mountain Lake Resources Inc. for the sale of its 70% interest in the Valentine Lake property located in Central Newfoundland. A gain on the disposal of long-term assets was recognized for the same amount.

b)	On January 4, 2010, the Corporation sold a corporate building with a net book value of $34 for a cash consideration of $530.

8.	Other revenues

Other revenues include revenue from silver sales and revenue from custom milling.

9.	Financial expenses

The financial expenses include the following items:

	2012	2011	2010
	$	$	$

Accretion expense – asset retirement obligations	60	115	103
Interest on finance lease obligations	21	-	-
Interest and accretion expenses on convertible debentures	575	-	-

	656	115	103

80	Richmont Mines Inc. | 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

10.	Financial revenues

The financial revenues include the following items:

	2012	2011	2010
	$	$	$

Interest on cash and cash equivalents	718	570	258
Gain on disposal of shares of publicly-traded companies	90	142	210
Foreign exchange gain	29	475	-

	837	1,187	468

11.	Mining and income taxes

Income taxes

Mining and income tax expense consists of:

	2012	2011	2010
	$	$	$

Current taxes	4,610	5,020	2,175
Deferred taxes	(4,237)	3,523	1,568

	373	8,543	3,743

The income tax expense attributable to earnings from continued operations differs from the amounts computed by applying the combined federal and provincial income tax rate of 26.69% (28.32% in 2011 and 30.56% in 2010) to earnings before mining and income taxes as a result of the following:

	2012	2011	2010
	$	$	$

Earnings (loss) before mining and income taxes	(2,604)	34,586	13,047

Tax expense (recovery) at combined statutory rate	(694)	9,795	3,987
Increase (decrease) in mining and income taxes resulting from:
Resource allowance deduction	(302)	(620)	(426)
Deductible mining taxes	342	(824)	(327)
Part XII.6 tax	-	-	176
Recording of deferred income tax assets unrecognized previously	(232)	(2,627)	(929)
Impact of the change in tax rates	272	(1,247)	(259)
Adjustment of previously deferred taxes	90	(266)	(8)
Non deductible expenses	789	312	341
Deferred income tax assets unrecognized on temporary differences during the year	1,225	163	-
Other	(65)	(14)	76

Income taxes	1,425	4,672	2,631
Mining tax	(1,052)	3,871	1,112

Mining and income taxes related to continued operations	373	8,543	3,743

Mining and income taxes related to discontinued operation	(7,028)	-	-

Total mining and income tax expense	(6,655)	8,543	3,743

Richmont Mines Inc. | 2012 Annual Report	81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

	Balance		Recognized	Balance
	January 1,	Recognized	directly in	December 31,
	2012	in net income	equity	2012
	$	$	$	$

Deferred income and mining taxes
Property, plant and equipment - creditor	(8,466)	6,149	-	(2,317)
Property, plant and equipment - debtor	1,639	6,184	-	7,823
Shares of publicly-traded companies	(53)	49	-	(4)
Asset retirement obligations	895	(754)	-	141
Exploration credits	(1,172)	829	-	(343)
Severance pay	159	(149)	-	10
Share issue costs	309	(286)	(23)	-
Harmonization of Ontario’s fiscal credits	205	(205)	-	-
Deductible future mining taxes	846	(846)	-	-
	(5,638)	10,971	(23)	5,310

Presented in the consolidated statement of financial position:
Deferred income and mining tax assets				7,484
Deferred income and mining tax liabilities				(2,174)

	Balance		Recognized	Balance
	January 1,	Recognized	directly in	December 31,
	2011	in net income	equity	2011
	$	$	$	$

Deferred income and mining taxes
Property, plant and equipment - creditor	(2,094)	(6,372)	-	(8,466)
Property, plant and equipment - debtor	-	1,639	-	1,639
Shares of publicly-traded companies	(112)	59	-	(53)
Asset retirement obligations	283	612	-	895
Exploration credits	(546)	(626)	-	(1,172)
Severance pay	44	115	-	159
Share issue costs	-	189	120	309
Harmonization of Ontario’s fiscal credits	-	205	-	205
Deductible future mining taxes	-	846	-	846
Losses carried forward	190	(190)	-	-

	(2,235)	(3,523)	120	(5,638)

Presented in the consolidated statement of financial position:
Deferred income and mining tax assets				1,067
Deferred income and mining tax liabilities				(6,705)

82	Richmont Mines Inc. | 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

	Balance		Balance
	January 1,	Recognized	December 31,
	2010	in net income	2010
	$	$	$

Deferred income taxes
Property, plant and equipment	(661)	(1,433)	(2,094)
Shares of publicly-traded companies	-	(112)	(112)
Asset retirement obligations	245	38	283
Exploration credits	(280)	(266)	(546)
Severance pay	29	15	44
Losses carried forward	-	190	190

Deferred mining tax liabilities	(667)	(1,568)	(2,235)

Deferred tax assets and liabilities

The following differences between the carrying amounts and tax bases from timing differences, unused tax losses and unused tax credits give rise to the following recognized deferred tax assets and liabilities:

	December 31, 2012
	Deferred tax	Deferred tax
	assets	liabilities	Net

Recognized deferred tax assets and liabilities
Property, plant and equipment	7,823	(2,317)	5,506
Shares of publicly-traded companies	-	(4)	(4)
Asset retirement obligations	141	-	141
Exploration credits	-	(343)	(343)
Severance pay	10	-	10

Recognized deferred tax assets and liabilities	7,974	(2,664)	5,310

	December 31, 2011
	Deferred tax	Deferred tax
	assets	liabilities	Net

Recognized deferred tax assets and liabilities
Property, plant and equipment	1,639	(8,466)	(6,827)
Shares of publicly-traded companies	-	(53)	(53)
Asset retirement obligations	895	-	895
Exploration credits	-	(1,172)	(1,172)
Severance pay	159	-	159
Share issue costs	309	-	309
Harmonization of Ontario’s fiscal credits	205	-	205
Deductible future mining taxes	846	-	846

Recognized deferred tax assets and liabilities	4,053	(9,691)	(5,638)

Richmont Mines Inc. | 2012 Annual Report	83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

The Company has the following timing differences:

	December 31, 2012
	Federal	Provincial
	$	$

Property, plant and equipment	20,153	117,444
Asset retirement obligations	6,745	6,745
Deductible future mining taxes	2,174	2,174
Severance pay	1,137	1,137
Share issue costs	1,640	1,640
Harmonization of Ontario’s fiscal credits	2,425	-

	34,274	129,140

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is more likely than not that the timing differences will reverse, that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, some deferred tax assets have not been recognized, these deferred tax assets not recognized equal an amount of $18,355.

	December 31, 2011
	Federal	Provincial
	$	$

Property, plant and equipment	1,069	35,465
Asset retirement obligations	3,914	6,685
Deductible future mining taxes	-	5,639
Severance pay	6	457
Losses carried forward	583	583

	5,572	48,829

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is more likely than not that the timing differences will reverse, that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, some deferred tax assets have not been recognized, these deferred tax assets not recognized equal an amount of $4,586.

84	Richmont Mines Inc. | 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

12.	Net loss from discontinued operation

At the end of November 2012, management made the decision to cease commercial gold production at the Francoeur Mine. This Mine is included in the Quebec segment. As a result, revenues, expenses and losses relating to the discontinuation of this operation have been segregated from the Corporation’s results from continuing operations, and are shown as a single line item in the consolidated income statement. The Francoeur Mine remaining property, plant and equipment have been valued at their recoverable amount, and management expects that the majority of these assets will be redeployed to the Corporation’s other mines. The recoverable value of assets was established by three internal experts with the necessary expertise to determine the value of mining assets. They evaluated the fair value for each asset considering the general condition of the asset as well as the actual conditions of the market.

Operational results for the Francoeur Mine until its closure on November 30, 2012 and charges related to the closure are summarized as follows:

	2012	2011	2010
	$	$	$

Revenues
Revenues from precious metals	8,709	-	-
Cost of sales	10,485	-	-

Gross profit	(1,776)	-	-

Other expenses (revenues)
Exploration and project evaluation	290	121	96
Loss on disposal of long-term assets	7	-	-
Adjustment in the asset retirement obligation	154	-	-
Impairment loss on Francoeur Mine’s assets	41,161	-	-
Dismantling costs	1,389	-	-
Severance costs	4,306	-	-
Other revenues	(23)	(8)	(11)

	47,284	113	85

Operating loss	(49,060)	(113)	(85)

Accretion expense – asset retirement obligations	6	12	14
Financial revenue	-	-	(1)

Loss before mining and income taxes	(49,066)	(125)	(98)

Mining and income taxes	(7,028)	-	-

Net loss from discontinued operation	(42,038)	(125)	(98)

	2012	2011	2010
	$	$	$
Cash flows from operating activities	5,943	(5,382)	(11)
Cash flows used in investing activities	(15,450)	(19,236)	(9,144)
Cash flows from financing activities	-	-	-
	(9,507)	(24,618)	(9,155)

Richmont Mines Inc. | 2012 Annual Report	85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

13.	Earnings per share

Both the basic and diluted earnings per share have been calculated using net earnings attributable to Richmont Mines shareholders as the numerator. The weighted average number of shares for the purposes of diluted earnings per share can be reconciled to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	2012	2011	2010

Weighted average number of shares used in basic earnings per share (in thousands)	35,055	31,813	28,687

Shares deemed to be issued in respect of stock option purchase plans and warrants (in thousands)	152	621	329

Weighted average number of shares used in diluted earnings per share (in thousands)	35,207	32,434	29,016

14.	Receivables

The receivables include the following items:

	December 31,	December 31,
	2012	2011
	$	$

Taxes receivable	2,035	2,175
Prepayments and deposits	668	274
Workers’ compensation receivable	26	399
Others	192	215

	2,921	3,063

15.	Inventories

The inventories include the following items:

	December 31,	December 31,
	2012	2011
	$	$

Precious metals	769	532
Ore	2,949	3,477
Supplies	4,046	3,588

	7,764	7,597

During the year, a write-down of inventories of $562, including $310 from discontinued operation, was recognized as an expense (none in 2011). There was no reversal of write-down in 2012 and 2011.

86	Richmont Mines Inc. | 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

16.	Property, plant and equipment

The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office and others			Advan- ced explora- tion projects	Total
	Mining properties $	Development costs $	Buildings $	Equipment $	Total $	Lands, buildings and leasehold improvements $	Equipment and rolling stock $	Total $	$	$
Gross carrying amount
Balance at January 1, 2012	2,025	55,192	9,205	17,497	83,919	966	433	1,399	32,355	117,673
Acquisitions	154	5,305	1,321	4,934	11,714	1,150	1,628	2,778	22,258	36,750
Disposals and write-off	-	(3,232)	(182)	(5,231)	(8,645)	-	(75)	(75)	(33,209)	(41,929)
Exploration tax credits	-	(25)	-	-	(25)	-	-	-	3,216	3,191
Transfers	(214)	1,773	(32)	4,691	6,218	430	3,275	3,705	(9,923)	-
Adjustments to the asset retirement obligations	-	(160)	-	-	(160)	-	-	-	-	(160)
Balance at Decembre 31, 2012	1,965	58,853	10,312	21,891	93,021	2,546	5,261	7,807	14,697	115,525
Depreciation and depletion
Balance at January 1, 2011	938	26,230	3,989	8,442	39,599	195	347	542	76	40,217
Depreciation and depletion	29	6,694	1,116	2,654	10,493	98	180	278	-	10,771
Disposals and write-off	-	(92)	(23)	(522)	(637)	-	(6)	(6)	(6)	(649)
Exploration tax credits	-	36	-	-	36	-	-	-	-	36
Transfers	-	-	-	80	80	-	(10)	(10)	(70)	-
Balance at December 31, 2012	967	32,868	5,082	10,654	49,571	293	511	804	-	50,375
Carrying amount at December 31, 2012	998	25,985	5,230	11,237	43,450	2,253	4,750	7,003	14,697	65,150

During the fiscal year, the Corporation judged that the Francoeur Mine had met the commercial production criteria. As a result, assets of this mine had been transferred from “advanced exploration projects” classification into the “Mining Sites in Production” classification. Revenues and expenses associated with this mine had been included in the results from continuing operations in the consolidated income statement until the decision to close the Mine (note 12), at which point the results were included in discontinued operation.

Richmont Mines Inc. | 2012 Annual Report	87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

	Mining sites in production					Corporate office and others			Advan- ced explora- tion projects	Total
	Mining properties $	Development costs $	Buildings $	Equipment $	Total $	Lands, buildings and leasehold improvements $	Equipment and rolling stock $	Total $	$	$
Gross carrying amount
Balance at January 1, 2011	1,811	50,590	7,414	15,853	75,668	1,165	579	1,744	12,341	89,753
Acquisitions	214	4,387	1,791	1,703	8,095	51	75	126	25,012	33,233
Disposals and write-off	-	-	-	(5)	(5)	(250)	(202)	(452)	-	(457)
Exploration tax credits	-	-	-	-	-	-	-	-	(5,071)	(5,071)
Transfers	-	-	-	(54)	(54)	-	(19)	(19)	73	-
Adjustments to the asset retirement obligations	-	215	-	-	215	-	-	-	-	215
Balance at Decembre 31, 2011	2,025	55,192	9,205	17,497	83,919	966	433	1,399	32,355	117,673
Depreciation and depletion
Balance at January 1, 2011	916	19,293	3,118	6,328	29,655	413	459	872	27	30,554
Depreciation and depletion	22	6,937	871	2,205	10,035	32	30	62	-	10,097
Disposals and write-off	-	-	-	(42)	(42)	(250)	(142)	(392)	-	(434)
Transfers	-	-	-	(49)	(49)	-	-	-	49	-
Balance at December 31, 2011	938	26,230	3,989	8,442	39,599	195	347	542	76	40,217
Carrying amount at December 31, 2011	1,087	28,962	5,216	9,055	44,320	771	86	857	32,279	77,456

During the year ended December 31, 2012, the Beaufor Mine’s average depletion rate was 110 dollars per ounce sold (71 dollars in 2011), the Island Gold Mine’s average depletion rate was 181 dollars per ounce sold (159 dollars in 2011). Camflo Mill has an average depletion rate of 2.70 dollars per processed tonnes for the year ended December 31, 2012 (1.17 dollars in 2011).

88	Richmont Mines Inc. | 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

17.	Long-term debt

Long-term debt includes the following financial liabilities:

	December 31,	December 31,
	2012	2011
	$	$

Finance leases obligations a)	995	-
Long-term share-based compensation (note 6.2)	639	-

	1,634	-

Current portion	932	-

	702	-

a)	During the year, the Corporation acquired rolling stock at a cost of $1,628 via two finance leases. The Corporation benefits from an option of a lower purchase price at the end of these two contracts.

The first finance lease obligation has a carrying value of $456. During the year 2012, the Corporation recorded interest on finance lease obligations of $34 in property, plant and equipement under the category “advanced exploration projects”. The net carrying value of the rolling stock under finance lease amounts to $831.

The second finance lease obligation has a carrying value of $539. The net carrying value of the rolling stock under finance lease amounts to $846.

Future minimum finance lease payments at December 31, 2012 are as follows:

	Minimum lease payments due
	2013	2014	Total

December 31, 2012:
Lease payments	965	64	1,029
Finance charges	(33)	(1)	(34)

Net present values	932	63	995

b)	Convertible debentures, issued in February 2012, were entirely retired in September 2012. The debentures bore an interest rate of 7.6% (effective rate of 9.6%).

The values of the liability component and the equity conversion component had been determined at the time of issuance and were re-evaluated at the time of retirement of the convertible debentures. The fair value of the liability component was calculated using a market interest rate for an equivalent non-convertible debenture. The residual amount, representing the value of equity conversion option, was included, net of tax, in shareholders’ equity in contributed surplus.

Richmont Mines Inc. | 2012 Annual Report	89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

The components of the convertible debentures were allocated as follows:

	December 31,	December 31,
	2012	2011
	$	$

Face value of convertible debentures issued on February 1, 2012	10,000	-
Equity component	(910)	-

Liability component on initial recognition	9,090	-
Interest and accretion expenses (note 9)	575	-
Interest paid	(487)	-

Carrying value of liability component, prior to retirement	9,178	-

Retirement, September 2012	(10,000)	-
Transfer to Equity component	822	-

	-	-

18.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available.

a)	Changes in obligations

The following table sets forth the movement of the asset retirement obligations for the year ended December 31, 2012:

2012
$

Balance, beginning of year	6,685
Accretion expense	66
Changes to estimated cash flow and payment schedules	(6)

Balance, end of year	6,745

90	Richmont Mines Inc. | 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

b)	Information used in the calculation of obligations

The rate used to determine the future value of the obligations is 3.5% (4% in 2011) while the rate reflecting the current market assessments (adjusted for the risks specific to this liability) used to determine the actual value of the obligations is 1.3% (1% in 2011). The payments schedule was determined by taking into account the proven and probable reserves and the estimated annual production level. The following table sets forth the estimated cash flows of future retirement costs used in the calculation of the asset retirement obligations for the year ended December 31, 2012:

	Total amount	Anticipated
	of the estimated	cash flow
	cash flow	payment schedule
2012	$

Beaufor Mine	785	2016
Island Gold Mine	1,467	2016
Camflo Mill	3,958	2017
Francoeur Mine	820	2013 and after

	7,030

In 2012, the schedules of the estimated cash flows of future retirement costs of the Beaufor Mine and the Francoeur Mine were revised to take into account their updated estimated reserves and the closure of the Francoeur Mine.

c)	Deposits restricted and letters of credit

Certain of the restricted deposits relate specifically to site restoration. As at December 31, 2012, the Corporation has $161 in deposits restricted with the Quebec government, $184 in deposits restricted with the Ontario government and a credit facility is available to the Corporation in the amount of $3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.85% (0.85% in 2011). The following table provides the allocation of deposits restricted and letters of credit issued as at December 31, 2012:

	2012	Date of
	$	renewal

Deposits restricted
Island Gold Mine (Lochalsh property)	184
Beaufor Mine	107
Francoeur Mine	54

	345

Others	339

	684
Letters of credit
Camflo Mill	1,332	January 20, 2013
Island Gold Mine (Kremzar property)	979	January 26, 2013

	2,311

As at December 31, 2011, the Corporation had guaranteed the restoration of its mining sites by $106 in deposits restricted with the Quebec government, $184 in deposits restricted with the Ontario government and by the pledge of letters of credit amounting to $2,311.

Richmont Mines Inc. | 2012 Annual Report	91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

d)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement:

	December 31,	December 31,
	2012	2011
	$	$

Camflo Mill	3,759	3,915
Island Gold Mine	1,411	1,355
Beaufor Mine	755	755
Francoeur Mine	820	660

	6,745	6,685

Current portion	370	-

	6,375	6,685

19.	Share capital

Authorized: Unlimited number of common shares with no par value

	Number	2012	Number	2011	Number	2010
	of shares	Amount	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$	(thousands)	$

Issued and paid: Common shares
Balance, beginning of year	33,110	104,872	31,230	91,010	26,104	67,087
Issue of shares for cash a)
Common	5,972	25,981	981	10,295	3,300	16,500
Exercise of stock options	484	2,174	899	3,904	401	2,078
Issue of shares in exchange for non- controlling interests a)	-	-	-	-	1,425	6,685
Common shares issue costs, net of future tax asset a)	-	(914)	-	(337)	-	(1,340)

Balance, end of year	39,566	132,113	33,110	104,872	31,230	91,010

a)	Issue of shares

In 2012, the Corporation issued 483,600 common shares (899,400 in 2011 and 401,000 in 2010) following the exercise of stock options and received cash proceeds in the amount of $1,521 ($2,804 in 2011 and $1,481 in 2010). Contributed surplus was reduced by $653 ($1,100 in 2011 et $597 in 2010) which represents the fair value of the exercised stock options.

In September 2012, the Corporation issued, as part of a private placement, 5,972,540 common shares at $4.35 each for a total consideration of $25,981. An expense of $914 has been incurred relating to the issuance of common shares, creating a non recorded future tax asset of $243.

In October 2011, the Corporation issued, as part of a private placement, 980,500 common shares at $10.50 each and 245,125 stock warrants for a total cash consideration of $10,295. An expense of $458 has been incurred relating to the issuance of common shares, creating a future tax asset of $121.

92	Richmont Mines Inc. | 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

In June 2010, the Corporation issued, through a public offering, 3,300,000 common shares at $5.00 each, for gross proceeds of $16,500. An amount of $1,340 has been incurred relating to the issuance of common shares, creating a non recorded future tax asset of $368.

On June 30, 2010, the Corporation issued 1,425,407 common shares at a price of $4.69 each, which was the closing price on the date of issue, as a result of the acquisition of the non-controlling interests of a subsidiary. Consequently, an amount of $6,685 was recorded to capital stock.

b)	Warrants

In conjunction with the October 2011 share issue, a total of 245,125 warrants were issued. Each warrant allowed for the acquisition of one common share at a price of $13.00 prior to December 31, 2012. The method use to recognize these warrants is the residual value method for which the value of the warrants corresponds to the difference between the market value of the shares at the issuance date and the consideration received at that time. Considering that the market value of the shares issued was higher than the consideration received, no value was granted to the warrants issued. The warrants expired on January 1st , 2013.

20.	Consolidated statements of cash flows

	2012	2011	2010
	$	$	$

Net change in non-cash working capital items

Receivables	114	(1,118)	(640)
Exploration tax credits receivable	(668)	(4,631)	(2,126)
Inventories	(167)	(233)	(4)
Payables, accruals and provisions	3,510	1,181	1,205

	2,789	(4,801)	(1,565)

Supplemental informations
Transactions with no impact on cash flows:
Property, plant and equipment increase (decrease) as a result of the revision of the estimated payment schedule and the estimated cash flow of the asset retirement obligation	(160)	215	380
Issue of shares in exchange for non-controlling interests	-	-	6,685

Payables, accruals and provisions related to property, plant and equipment	523	3,253	1,691

During 2012, an amount of $4,141 initially recorded as exploration tax credits receivable was reversed and reflected as an increase to property, plant and equipment. In 2012, an amount of $950 ($5,071 in 2011), included in exploration tax credits receivable, was registered as a reduction in property, plant and equipment. These amounts are not included in the net change in non-cash working capital items.

During the year, an amount of $7,169 of exploration tax credits receivable was applied against income taxes payable after the filing of the tax return.

Richmont Mines Inc. | 2012 Annual Report	93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

21.	Related party transactions

21.1.	Transactions with key management personnel

The key management personnel include members of the Board of Directors and named executive officers of the Corporation consisting of the President & Chief Executive Officer, the Executive Vice-President and Chief Financial Officer, the Executive Vice-President and Chief Operating Officer and the Financial Director. Key management personnel remuneration includes the following expenses.

	2012	2011	2010
	$	$	$

Short-term benefits
Salaries, directors’fees, bonuses and other benefits	1,988	1,673	1,455
Severance compensation	1,986	117	-
Related benefits	159	165	71

Total short-term benefits	4,133	1,955	1,526

Post-employment benefits
Defined contribution pension plan	8	6	5
State plan	23	20	18

Total post-employment benefits	31	26	23

Stock-based compensation	2,438	611	586

	6,602	2,592	2,135

During 2012, key management exercised 324,000 share options (368,200 in 2011 and 152,000 in 2010) with total exercise price of $1,072 ($1,165 in 2011 and $665 in 2010).

21.2.	Other transactions

The corporate secretary is a partner at a law firm. During 2012, the Corporation received professional services from this firm for a total consideration of $333, including taxes ($225 in 2011 and $626 in 2010).

One member of the Board of Directors is a partner at another law firm. During 2011, the Corporation received professional services from this firm for a total consideration of $27, including taxes ($14 in 2010).

On February 1, 2012, the Corporation completed a private placement of $10,000 with the past Vice Chairman of the Corporation’s Board of Directors and two members of his immediate family in the form of debentures convertible into the Corporation’s common shares. The convertible debentures were entirely retired in September 2012.

22.	Commitments

The Corporation is subject to pay royalties on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced, a 3% Net Smelter Return royalty per ounce produced at the Island Gold Mine. Royalty payments could be payable on other properties if such other properties are brought into commercial production.

The Corporation is committed, under an operating lease expiring in December 2017, to pay a total sum of $682 for office space. Minimum rental payments for the next five years amount to $136 annually.

94	Richmont Mines Inc. | 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

On May 9, 2011, the Corporation announced the signing of an option agreement with Globex Mining Enterprises Inc. (“Globex”) to acquire a 100% interest in five claims. Under the terms of the agreement, the Corporation paid $500, and to maintain the option had to pay an additional $500 in November 2012. In addition, the Corporation had to incur $1,000 in expenditures on the claims before November 2012 and an additional $1,000 before thirty-six months following the signing of the agreement. To exercise its option to acquire the claims, the Corporation would then have had to pay $2,000 and issue 500,000 common shares in May 2014. Finally, following the acquisition, the Corporation would have had to incur an additional $1,000 in expenditures on the claims within a twelve month period. On October 2012, the Corporation abandoned its option agreement on Globex claims by sending a written notice. As a result, the Corporation was not required to pay the amount of $500 in November 2012 and will not be required to pay any future amount.

23.	Contingencies

The Corporation is involved in two legal proceedings. The first one involves a lawsuit against a supplier (the “company”) for non-compliance of a supply agreement, which has resulted in additional costs for the Corporation. The company disputed the amount claimed by the Corporation, and counter-sued the Corporation for an amount higher than the Corporation’s original claim amount, on the basis that the company had to absorb substantial costs following the breach of contract. The second dispute is related to an invoice that the Corporation is contesting because the amount invoiced included costs stemming from work that the Corporation had not previously authorized. This work was not specified in the contract, and did not meet the parameters of the signed contract that stated that any additional work required prior approval. The parties have chosen to transfer the case to arbitrators as stipulated in the contract. Management is of the opinion that the basis of these litigations is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

Furthermore, a wholly owned subsidiary, acquired in December 2008, is currently subject to a tax review concerning a December 2006 financing done through the issuance of flow-through shares. The purpose of the review is to ensure that the expenditures made are acceptable Canadian Exploration Expenses under the laws of flow-through share financing. No provision has been accounted for in the financial statements as Management is of the opinion that this financing was compliant with the applicable laws. Finally, the Corporation received a draft assessment from the Quebec tax authorities, whom are not allowing the Corporation to claim certain exploration tax credits for years 2009 to 2011. An amount of $4,141 initially recorded as exploration tax credits receivable was reversed and reflected as an increase to property, plant and equipment. The management of the Corporation is contesting this position, because it believes that the Corporation had the right to claim these exploration tax credits.

24.	Capital disclosures

The Corporation’s objectives when managing its capital are to safeguard the Corporation’s ability to continue as a going concern in order to support ongoing exploration programs and the development of its mining assets, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

The Corporation defines its capital as its equity.

The Corporation manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets or adjust the amount relating to cash and cash equivalents and shares of publicly-traded companies. The Corporation is not subject to externally imposed capital requirements. The Corporation’s management of capital remained unchanged since the previous year.

Richmont Mines Inc. | 2012 Annual Report	95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

25.	Financial instruments and risk management

a)	Fair value of financial instruments

The following table presents the carrying amounts and fair values of each financial instruments category:

	December 31, 2012		December 31, 2011
	Book	Fair	Book	Fair
	value	value	Value	Value
	$	$	$	$

Available-for-sale financial assets
Shares of publicly-traded companies	30	30	893	893

Loans and receivables
Cash[1]	55,927	55,927	59,697	59,697
Cash equivalents[1]	3,883	3,883	3,835	3,835
Receivables[1]	192	192	215	215

	60,002	60,002	63,747	63,747
Financial liabilities, at amortized cost
Payables, accruals and provisions[1]	17,356	17,356	12,005	12,005
Finance leases obligations[2]	995	995	-	-

	18,351	18,351	12,005	12,005

[1]

The Corporation owns and assumes financial assets and liabilities such as cash, cash equivalents and receivables, as well as payables, accruals and provisions. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or settled in the short term.

[2]

The fair value was determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. The fair value of the finance leases obligations approximates the book value.

b)	Fair value hierarchy

Financial instruments recognized at fair value on the Consolidated Statement of Financial Position must be classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurement, the fair value hierarchy levels are as follow:

Level 1:	quoted prices (unadjusted) observed in active markets for identical assets or liabilities;
Level 2:	valuation techniques based on inputs other than quoted prices included in level 1, that are either directly or indirectly observable;
Level 3:	valuation techniques with significant unobservable market inputs.

The fair value measurements of shares of publicly-traded companies have been classified at level 1 from the fair value hierarchy. This valuation is based on bid price of the stock.

c)	Market risk

The Corporation is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Corporation could manage its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts. The Corporation is also exposed to share price fluctuations of the shares that it holds in shares of publicly-traded companies and to fluctuations of interest rates for its cash and cash equivalents. The risks and the management of those risks were unchanged compared to previous years. The exposure to share price fluctuations and to fluctuations of interest rates is not significant.

96	Richmont Mines Inc. | 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Corporation does not hold any financial instrument or derivative financial instrument for trading or speculative purposes.

Foreign exchange risk
Exposure to currency exchange rates arises from revenues from the sale of precious metals and purchases that the Corporation carries out abroad. All of the Corporation’s precious metal revenues are earned in U.S. dollars, while the majority of its operating costs are in Canadian dollars.

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Corporation can occasionally enter into various types of foreign exchange contracts. During the years 2012 and 2011, the Corporation did not enter into any forward exchange contracts. At December 31, 2012 and 2011, assets and liabilities denominated in US dollars are not significant.

The following table illustrates the sensitivity of net earnings and equity in regards to the US dollar/ Canadian dollar exchange rate, all other variables being constant. It assumes a +/- 7% change of the US dollar/ Canadian dollar exchange rate for the reporting period ended December 31, 2012 (+/- 11% for the reporting period ended December 31, 2011 and +/- 8% for the reporting period ended December 31, 2010). This percentage has been determined based on the average market volatility in exchange rates in the previous twelve months. The sensitivity analysis is based on financial transactions made in foreign currency for the reporting period.

SENSITIVITY ANALYSIS
	`Change	Impact on net earnings
(in thousands of CAN$)

2012	+/- 7% (US$ / CAN$)	+/- 5,572

2011	+/- 11% (US$ / CAN$)	+/- 9,373

2010	+/- 8% (US$ / CAN$)	+/- 4,660

Commodity price risk
The Corporation’s earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. For its gold production, the Corporation can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk related to fluctuation of gold price is unchanged from the previous years. In 2012, 2011 and 2010, the Corporation did not enter into any hedging contracts for its gold production.

The following table illustrates the sensitivity of net earnings and equity to movements in the price of gold, all other variables being constant. It assumes a +/- 10% change in the average selling price of gold realized (US$ per ounce), taking into account the average exchange rate for the corresponding year.

SENSITIVITY ANALYSIS
	Change	Impact on net earnings
(in thousands of CAN$)

2012	+/- 10%	+/- 7,903
Average exchange rate (US$/CAN$) 0.9996

2011	+/- 10%	+/- 8,311
Average exchange rate (US$/CAN$) 0.9891

2010	+/- 10%	+/- 5,933
Average exchange rate (US$/CAN$) 1.0299

Richmont Mines Inc. | 2012 Annual Report	97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

d)	Credit risk

Financial instruments that expose the Corporation to a credit risk consist of receivables (except taxes receivable) and cash and cash equivalents. The receivables mainly consist of prepayments and consequently the exposure to credit risk for the receivables is considered minimal.

The Corporation invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At December 31, 2012 and at December 31, 2011, the Corporation’s cash and term deposits are held through three financial institutions.

The following table presents the composition of cash and cash equivalents:

	December 31,	December 31,
	2012	2011
	$	$

Cash a)	55,927	59,697
Cash equivalents
Term deposits, 1.19% (1.25% as at December 31, 2011) maturing in February and March 2013	3,883	3,835

	59,810	63,532

a)

As at December 31, 2012, 99% of cash was invested with effective rates varying from 1.20% to 1.50%. (As at December 31, 2011, 72% of cash was invested with effective rates varying from 1.20% to 1.50%, and 24% at an effective rate of 0.75%.).

e)	Liquidity risk

The objective of management with respect to liquidity risk is to hold enough cash and cash equivalents in order to ensure that the Corporation has the necessary funds to meet its obligations. The liquidity risk and its management were the same as during the previous year.

Payables, accruals and provisions are due in the next financial year.

Payments for the finance leases obligations are disclosed in note 17.

26.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes and discontinued operation. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

98	Richmont Mines Inc. | 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

There was no difference in 2012 compared to annual financial statements of 2011 and 2010 in the basis of segmentation or the basis of evaluation of segment result.

2012
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Precious metals	40,436	69,421	109,857	-	(8,709)	101,148
Cost of sales	39,888	44,395	84,283	-	(10,485)	73,798

Gross profit	548	25,026	25,574	-	1,776	27,350

Exploration and project evaluation	1,722	10,969	12,691	7,864	(290)	20,265
Administration	-	-	-	10,270	-	10,270
Loss on disposal of long-term assets	1	181	182	23	(7)	198
Other revenues	(417)	(211)	(628)	(1)	31	(598)

	1,306	10,939	12,245	18,156	(266)	30,135

Operating earnings (loss)	(758)	14,087	13,329	(18,156)	2,042	(2,785)

Financial expenses	53	14	67	595	(6)	656
Financial revenues	(16)	(1)	(17)	(820)	-	(837)

Earnings (loss) before taxes and discontinued operation	(795)	14,074	13,279	(17,931)	2,048	(2,604)

Net loss from discontinued operation	(42,038)	-	(42,038)	-	-	(42,038)

Acquisition of property, plant and equipment	27,288	8,364	35,652	2,202	-	37,854

Current assets	6,387	12,854	19,241	55,685	-	74,926
Restricted deposits	107	184	291	393	-	684
Property, plant and equipment	21,282	35,851	57,133	8,017	-	65,150
Deferred income and mining tax assets	-	-	-	7,484	-	7,484

Total assets	27,776	48,889	76,665	71,579	-	148,244

Current liabilities	4,583	4,723	9,306	11,324	-	20,630
Long-term debt	63	-	63	639	-	702
Asset retirement obligations	4,514	1,411	5,925	450	-	6,375
Deferred income and mining tax liabilities	-	-	-	2,174	-	2,174

Total liabilities	9,160	6,134	15,294	14,587	-	29,881

Richmont Mines Inc. | 2012 Annual Report	99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

2011
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Precious metals	42,016	76,223	118,239	-	-	118,239
Cost of sales	26,597	45,099	71,696	-	-	71,696

Gross profit	15,419	31,124	46,543	-	-	46,543

Exploration and project evaluation	1,177	5,549	6,726	4,321	(121)	10,926
Administration	-	-	-	5,456	-	5,456
Loss (gain) on disposal of long-term assets	-	2	2	(3,012)	-	(3,010)
Other revenues	(67)	(283)	(350)	(1)	8	(343)

	1,110	5,268	6,378	6,764	(113)	13,029

Operating earnings (loss)	14,309	25,856	40,165	(6,764)	113	33,514

Financial expenses	101	26	127	-	(12)	115
Financial revenues	(6)	(11)	(17)	(1,170)	-	(1,187)

Earnings (loss) before taxes and discontinued operation	14,214	25,841	40,055	(5,594)	125	34,586

Net loss from discontinued operation	(125)	-	(125)	-	-	(125)

Acquisition of property, plant and equipment	26,168	4,959	31,127	543	-	31,670

Current assets	11,179	14,636	25,815	63,362	-	89,177
Restricted deposits	106	184	290	-	-	290
Property, plant and equipment	40,172	34,794	74,966	2,490	-	77,456
Deferred income and mining tax assets	-	-	-	1,067	-	1,067

Total assets	51,457	49,614	101,071	66,919	-	167,990

Current liabilities	6,164	3,948	10,112	10,354	-	20,466
Asset retirement obligations	5,329	1,356	6,685	-	-	6,685
Deferred income and mining tax liabilities	-	-	-	6,705	-	6,705

Total liabilities	11,493	5,304	16,797	17,059	-	33,856

100	Richmont Mines Inc. | 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

2010
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Precious metals	28,714	58,468	87,182	-	-	87,182
Cost of sales	23,432	42,671	66,103	-	-	66,103

Gross profit	5,282	15,797	21,079	-	-	21,079

Exploration and project evaluation	2,699	4,561	7,260	96	(96)	7,260
Administration	211	-	211	4,702	-	4,913
Loss (gain) on disposal of long-term assets	-	7	7	(496)	-	(489)
Other revenues	(3,093)	(205)	(3,298)	-	11	(3,287)

	(183)	4,363	4,180	4,302	(85)	8,397

Operating earnings (loss)	5,465	11,434	16,899	(4,302)	85	12,682

Financial expenses	95	22	117	-	(14)	103
Financial revenues	(43)	(8)	(51)	(418)	1	(468)

Earnings (loss) before taxes and discontinued operation	5,413	11,420	16,833	(3,884)	98	13,047

Net loss from discontinued operation	(98)	-	(98)	-	-	(98)

Acquisition of property, plant and equipment	11,698	4,650	16,348	426	-	16,774

Current assets	4,295	7,260	11,555	44,261	-	55,816
Restricted deposits	106	184	290	-	-	290
Property, plant and equipment	19,332	37,723	57,055	2,144	-	59,199

Total assets	23,733	45,167	68,900	46,405	-	115,305

Current liabilities	4,102	3,929	8,031	3,905	-	11,936
Asset retirement obligations	5,043	1,300	6,343	-	-	6,343
Deferred income and mining tax liabilities	-	-	-	2,235	-	2,235

Total liabilities	9,145	5,229	14,374	6,140	-	20,514

In 2012, 71% of precious metals have been sold through US financial institutions (74% in 2011 and 71% in 2010).

27.	Approval of Financial Statements

The consolidated financial statements for the year ended December 31, 2012 were approved for publication by the Board of Directors on February 20, 2013.

Richmont Mines Inc. | 2012 Annual Report	101

BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS	OFFICERS	BEAUFOR MINE

H. Greg Chamandy[2]	Paul Carmel, Eng.	François Chabot, Eng.
President Executive Chairman	President and Chief Executive	Beaufor Mine and Monique Project
	Officer	Manager
Eberhard Scherkus[1,4]
Director	Christian Pichette, Eng., M.Sc.	Marc-André Lavergne, Eng.
	Executive Vice-President and Chief	Mining Operations Manager
Paul Carmel	Operating Officer
Director		Sabrina Charette
	Pierre Rougeau	Human Resources
Michael Pesner, CPA, CA1,2,3	Executive Vice-President and Chief
Directeur	Financial Officer	ISLAND GOLD MINE

Elaine Ellingham[2,4]	Nicole Veilleux, CPA, CA	Alain Grenier
Director	Financial Director	Manager

Réjean Houle[3,4]	Daniel Adam, P.Geo., Ph.D.	Sylvie Belisle
Director	Vice-President, Exploration	Human Resources

Samuel Minzberg, LL.B., B.C.L.[1,3]	CORPORATE STAFF	CAMFLO MILL
Director
	Jean Bastien, Eng., MBA	Denis Flamand
SECRÉTAIRE CORPORATIF	General Manager of Operations	Mills and Corporate Services
Manager
Sidney Horn, MBA, B.C.L., LL.B	Mélissa Tardif, lawyer
	Legal Advisor and Corporate	Richard Nolet
	Assistant Secretary	Superintendent

	Maxime Grondin, CRIA	W ZONE PROJECT
Human Resources and Health &
[1] Member of the Audit Committee	Safety Manager	Marcel St-Pierre
Projects Superintendent
[2] Member of the Corporate
Governance and Ethics	Jennifer Aitken, MBA	MONIQUE PROJECT
Committee	Investor Relations Manager
Danis Janvier
[3] Member of the Human Resources	Francis Beauvais	Projects Superintendent
and Compensation Committee	Communications and Community
	Relations Manager	ISLAND GOLD DEEP PROJECT
[4] Member of the Environmental,
Health and Satety Committee	Pascal Lavoie	Rosaire Émond, Eng.
	Environment and Sustainable	Project Manager
Development Manager

102	Richmont Mines Inc. | 2012 Annual Report

GENERAL INFORMATION

CORPORATE OFFICE		TRANSFER AGENT AND		ANNUAL MEETING OF
		REGISTRAR		SHAREHOLDERS
Richmont Mines Inc.
161 avenue Principale		Computershare Trust Company of		The Annual General Meeting of
Rouyn-Noranda, Quebec J9X 4P6		Canada Inc.		Shareholders will be held on
Canada		1500 University Street		Thursday, May 9, 2013, at 9:00 am
Phone: 819 797-2465		Suite 700		at the Omni Mont-Royal Hotel,
Fax:	819 797-0166	Montreal, Quebec H3A 3S8		Room Été
		Canada		1050 Sherbrooke Street West
Montreal		Phone:	514 982-7888	Montreal, Quebec H3A 2R6
1501 McGill College Avenue		Fax:	514 982-7580	Canada
Suite 2920
Montreal, Quebec H3A 3M8		CO-TRANSFER AGENT AND		RAPPORT ANNUEL 2012
Canada		CO-REGISTRAR IN THE
Phone:	514 397-1410	UNITED STATES		Un exemplaire français du présent
Fax:	514 397-8620			rapport annuel est disponible sur
		Computershare Trust Company Inc.		demande :
Jennifer Aitken		Computershare USA		1501, avenue McGill College
Investor Relations Manager				Bureau 2920
Phone: 514 397-1410 ext. 101		AUDITORS		Montréal (Québec) H3A 3M8
jaitken@richmont-mines.com				Canada
		Raymond Chabot Grant		Téléphone :	514 397-1410
STOCK EXCHANGE LISTINGS		Thornton LLP		Télécopieur :	514 397-8620
(RIC)
INTERNET
Toronto Stock Exchange (TSX)
New York Stock Exchange – Market				www.richmont-mines.com
(NYSE MKT)

Richmont Mines Inc. | 2012 Annual Report	103

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